                                                        KINROSS GOLD CORPORATION


                                                    INDEPENDENT TECHNICAL REPORT
                                                 ON THE PORCUPINE JOINT VENTURE,
                                                                 ONTARIO, CANADA
--------------------------------------------------------------------------------


                                                              [PICTURE]


                                                                       [PICTURE]


                                                              [PICTURE]




                                                                   PREPARED BY:

                                                           [LOGO] SRK CONSULTING
                                                        Engineers and Scientists

Kinross Gold Corporation
Independent Technical Report                                              Page i
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

                                         TABLE OF CONTENTS

SUMMARY........................................................................................vi
        i.     Introduction....................................................................vi
        ii     Description of the Mining Assets ...............................................vi
        iii.   Mineral Resources & Mineral Reserves ...........................................xi
        iv.    Economic Analysis ............................................................xiii
        v.     Material Issues & Opportunities................................................xiv

1.0     INTRODUCTION & TERMS OF REFERENCE.......................................................1
        1.1    Scope of Work....................................................................1
        1.2    Basis of the Technical Report ...................................................1
        1.3    Limitations & Reliance on Information ...........................................2
        1.4    Disclaimers & Cautionary Statements for US Investors.............................3
        1.5    Exchange Rates ..................................................................4
        1.6    Mineral Resource/Mineral Reserve Statements & LoM Plans .........................4
        1.7    Price Strategy ..................................................................4
        1.8    Qualifications of Consultant.....................................................5

2.0     INFORMATION ON PJV .....................................................................7
        2.1    History & Development ...........................................................7
               2.1.1  The Asset Exchange Agreement .............................................7
               2.1.2  The Porcupine Joint Venture Agreement.....................................8
        2.2    Business Overview................................................................9
        2.3    Organizational Structure.........................................................9
        2.4    Metal Production................................................................11
        2.5    Property Descriptions...........................................................11
               2.5.1  Pamour Property..........................................................12
                      2.5.1.1  Location & Accessibility .......................................12
                      2.5.1.2  Description.....................................................12
                      2.5.1.3  History ........................................................16
               2.5.2  Hoyle Pond Mine .........................................................18
                      2.5.2.1  Location & Access...............................................18
                      2.5.2.2  Description.....................................................18
                      2.5.2.3  History ........................................................24
               2.5.3  Dome Mine................................................................25
                      2.5.3.1  Location & Accessibility .......................................25
                      2.5.3.2  Description.....................................................26
                      2.5.3.3  History ........................................................29

3.0     GEOLOGY ...............................................................................31
        3.1    Introduction ...................................................................31
               3.1.1  Regional Geology of the Porcupine Gold Camp - Timmins District...........31
        3.2    Pamour Mine ....................................................................34
               3.2.1 Lithology ................................................................34

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Independent Technical Report                                             Page ii
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
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               3.2.2  Alteration...............................................................35
               3.2.3  Structure ...............................................................36
               3.2.4  Mineralization ..........................................................37
        3.3    Hoyle Pond Mine ................................................................38
               3.3.1  Structure and Alteration ................................................38
               3.3.2  Mineralization ..........................................................39
        3.4    Dome Mine.......................................................................39
               3.4.1  Structure ...............................................................40
               3.4.2  Alteration...............................................................40
               3.4.3  Mineralization ..........................................................40

4.0     MINERAL RESOURCES & MINERAL RESERVES...................................................42

        4.1    Introduction....................................................................42
        4.2    Pamour Mine ....................................................................42
               4.2.1  Introduction ............................................................42
               4.2.2  Data ....................................................................42
               4.2.3  Continuity of Mineralization.............................................45
               4.2.4  Compositing & Geostatistical Analysis....................................46
               4.2.5  Mineral Resource Estimation..............................................47
               4.2.6  Conversion of Mineral Resources to Mineral Reserves......................49
                      4.2.6.1  Mining Method ..................................................49
               4.2.7  Mine Plan................................................................49
               4.2.8  Mineral Resource & Mineral Reserve  Classification.......................50
               4.2.9  Mineral Resource & Mineral Reserve Statement.............................50
        4.3    Hoyle Pond Mine ................................................................51
               4.3.1  Introduction ............................................................51
               4.3.2  Data ....................................................................51
               4.3.3  Mineral Resource Estimation..............................................53
               4.3.4  Conversion of Mineral Resources to Mineral Reserves......................54
                      4.3.4.1  Mining Method ..................................................55
                      4.3.4.2  Reconciliation .................................................55
               4.3.5  Mine Plan ...............................................................57
               4.3.6  Mineral Resource and Mineral Reserve Classification......................57
               4.3.7  Mineral Resource and Mineral Reserve Statement...........................57
               4.3.8  Mineral Reserve Historic and Reconciliation .............................58
        4.4    Dome Mine.......................................................................60
               4.4.1  Introduction ............................................................60
               4.4.2  Data ....................................................................60
               4.4.3  Mineral Resource Estimation..............................................61
                      4.4.3.1  Underground Operation ..........................................61
                      4.4.3.2  Open Pit Operation .............................................63
               4.4.4  Conversion of Mineral Resources to Mineral Reserves......................64
                      4.4.4.1  Underground Operation...........................................64
                      4.4.4.2  Open Pit Operation..............................................65
                      4.4.4.3  Cutoff Grade ...................................................65

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Kinross Gold Corporation
Independent Technical Report                                            Page iii
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
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                      4.4.4.4  Reconciliation and Grade Control................................65
               4.4.5  Mining Method............................................................67
               4.4.6  Mineral Resource and Mineral Reserve Classification......................67
               4.4.7  Mineral Resource and Mineral Reserve Statement...........................68
                      4.4.7.1  Mineral Reserves Comparison Dec. 2002 vs. 2001..................69
        4.5    Owl Creek ......................................................................69
        4.6    Consolidated Mineral Resources and Mineral Reserves.............................70

5.0     MINING.................................................................................72

        5.1    Pamour Mine.....................................................................72
        5.2    Hoyle Pond Mine.................................................................76
        5.3    Dome Mine.......................................................................80

6.0     METALLURGICAL PROCESSING ..............................................................83

        6.1    Pamour Mill.....................................................................83
        6.2    Bell Creek Mill.................................................................86
        6.3    Dome Mill ......................................................................88

7.0     MANPOWER ..............................................................................90

8.0     ENVIRONMENTAL MANAGEMENT & PERMITTING..................................................91
        8.1    Hoyle Pond, Pamour, & Bell Creek................................................91
        8.2    Dome Mine.......................................................................91
        8.3    Porcupine Joint Venture.........................................................92

9.0     ECONOMIC ANALYSIS .....................................................................95
        9.1    Introduction....................................................................95
        9.2    Validation of PJV Model Inputs..................................................95
               9.2.1  Economic Parameters......................................................95
               9.2.2  Technical Model Inputs...................................................96
               9.2.3  Operating Costs..........................................................96
               9.2.4  Capital Costs ...........................................................96
        9.3    PJV Model Results...............................................................97

10.0    CONCLUDING REMARKS.....................................................................98

11.0    REFERENCES ............................................................................99
        11.1   Corporate.......................................................................99
        11.2   Geology ........................................................................99
        11.3   Mining and Process  ...........................................................100
        11.4   Environmental .................................................................100

12.0    Glossary..............................................................................102

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Kinross Gold Corporation
Independent Technical Report                                             Page iv
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
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                                          TABLES

Table 1: Mineral Resources & Mineral Reserves, Pamour Project, Dec. 31, 2002.........vii
Table 2: Mineral Resources & Mineral Reserves, Hoyle Pond Mine, Dec. 31, 2002.......viii
Table 3: Mineral Resources, Owl Creek December 31, 2002 ..............................ix
Table 4: Mineral Resources & Mineral Reserves, Dome Mine, Dec. 31, 2002 ...............x
Table 5: Consolidated Mineral Resources for the PJV (exclusive of reserves) .........xii
Table 6: Consolidated Mineral Reserves for the PJV...................................xii
Table 7: PJV Model Parameters ......................................................xiii
Table 1.6.1: Effective Date of Mineral Resources & Mineral Reserve Statements .........4
Table 2.4.1: Gold Production Statistics ..............................................11
Table 2.5.1: Historical Production, Pamour Mine.......................................17
Table 2.5.2: Historical Production, Hoyle Pond Mine ..................................25
Table 4.2.1: Historic Drilling at Pamour .............................................43
Table 4.2.2: Composite Trimming.......................................................46
Table 4.2.3: Variogram Model Parameters...............................................48
Table 4.2.4: Search Ellipsoid Parameters .............................................48
Table 4.2.5: Mineral Resources & Mineral Reserves, Pamour Project, Dec. 31, 2002......51
Table 4.3.1: Mineral Resource Estimation Parameters...................................54
Table 4.3.2: Mineral Reserves Estimation Parameters...................................55
Table 4.3.3: Mine Production vs. Ore Milled Comparison (100% share base)..............56
Table 4.3.4: Mineral Reserves Vs. Milling comparison. (100% share base) ..............56
Table 4.3.5: Mineral Resources & Mineral Reserves, Hoyle Pond Mine, Dec. 31, 2002.....58
Table 4.3.6: Mineral Reserves Comparison 2002 Vs 2001 ................................59
Table 4.4.1: Mineral Resource & Reserve Estimation Parameters.........................63
Table 4.4.2: Mineral Reserves, Production & Mill Results Comparison Underground.......65
Table 4.4.3: Mineral Reserves & Production Comparison - Dome Open Pit.................66
Table 4.4.4: Mill Feed Estimate & Mill Results Comparison ............................66
Table 4.4.5: Mineral Resources & Mineral Reserves, Dome Mine, Dec. 31, 2002 ..........68
Table 4.4.6: Mineral Reserves Comparison 2002 vs. 2001................................69
Table 4.5.1: Mineral Resources, Owl Creek December 31, 2002 ..........................70
Table 4.6.1: Consolidated Mineral Resources for the PJV (exclusive of Reserves) ......70
Table 4.6.2: Consolidated Mineral Reserves for the PJV................................71
Table 5.1.1: Pamour Proven and Probable Reserves in the LoM Plan......................73
Table 5.1.2: Pamour Resources and Reserves at Various Au Prices.......................73
Table 5.1.3: Pamour Production Schedule...............................................75


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Kinross Gold Corporation
Independent Technical Report                                              Page v
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
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Table 6.1.1: Status of PJV Milling Facilities.........................................83
Table 9.2.1: PJV Model Parameters.....................................................96


                                        FIGURES

Figure 2.1: Timmins General Property Position ........................................10
Figure 2.2: Site Plan, Pamour Project ................................................14
Figure 2.3: Site Plan, Hoyle Pond Mine ...............................................20
Figure 2.4: Site Plan, Dome Mine .....................................................28
Figure 3.1: Regional Geology of the Porcupine Gold Camp ..............................33
Figure 3.2: N-S cross section looking West through the Porcupine Gold Camp at Pamour..34
Figure 4.1: Pamour Drillhole Location Map ............................................43
Figure 4.2: Historic Production and Mineral Reserves .................................59
Figure 5.1: Pamour Open Pit Design ...................................................74
Figure 5.2: Hoyle Pond Surface Plan & Longitudinal Section ...........................77
Figure 5.3: Dome Underground Long Section ............................................81
Figure 6.1: Pamour Mill Flowsheet ....................................................85
Figure 6.2: Bell Creek Mill Flowsheet ................................................87
Figure 6.3: Dome Mill Flowsheet ......................................................89


                                      APPENDICES

Appendix 1: Claim Information
Appendix 2: Certificate and Consent Letters






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Kinross Gold Corporation
Independent Technical Report                                             Page vi
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SUMMARY

I.      INTRODUCTION

        Steffen, Robertson and Kirsten Consulting (Canada) Inc. ("SRK") has been retained by Kinross Gold Corporation ("Kinross") to complete an independent technical report in compliance with National Instrument 43-101 on the Pamour Project, the Hoyle Pond Mine and the Dome Mine, all located within the city limits of Timmins, Ontario. These properties fall within the Porcupine Joint Venture ("PJV"), an unincorporated joint venture formed with Placer Dome (CLA) Limited, a wholly owned subsidiary of Placer Dome Inc. ("Placer"), as of July 1, 2002. The PJV combines the Kinross and Placer gold mining operations in the Porcupine District in Timmins, Ontario, Canada. Placer is manager of all assets of the PJV.

        The scope of work undertaken by SRK involved an assessment of PJV's operations, taking into consideration geology, mineral resources, mineral reserves, mining plans, processing, tailings, environmental aspects and an economic analysis of the assets.

II.     DESCRIPTION OF THE MINING ASSETS

        PAMOUR PROJECT

        On December 24, 1999, Kinross acquired the Timmins assets of Royal Oak Mines Inc, which included the Pamour Project. The Pamour Property is located north of Highway 101, within the City of Timmins, Township of Whitney and District of Cochrane, Ontario, Canada. The site is approximately 19km east of the downtown core of Timmins and 43km west of Highway 11. The Pamour Property is contiguous to the south with the Hoyle Pond Mine property. A feasibility study is currently underway to bring this open pit project into production. Future plans call for the existing process facilities to be demolished, and ore to be transported by truck to the Dome Mill for processing.

        There are three distinctive, but genetically and spatially related mineralization styles at Pamour; Type I: Metavolcanic-Hosted Fault-Vein (Narrow Vein), Type II: Extension-Vein (Bulk), and Type III:
        Metasediment-Hosted Fault-Vein (TN Veins).

        Type I mineralization occurs in mafic volcanic rock at depth from the north, and rolls over at the Pamour Unconformity breaking up into Type II bulk mineralization, then

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Kinross Gold Corporation
Independent Technical Report                                            Page vii
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        dipping steeply to the south as Type III TN narrow vein mineralization.
        The steeply south-dipping Type III TN narrow veins also propagate at depth and roll over in brittle greywacke beds and conglomerate near the Pamour Unconformity. Type I Narrow Vein mineralization occurs over 600m in strike and/or dip length. In Type II mineralization, ore shoots are typically 30m to 60m high, 30m to 45m wide, and up to 1,200m in length along their plunge. In typical Type III mineralization, the vein zones are 0.3m to 4.5m wide, up to 45 m in strike, and 600m down dip.

        Table 1 represents a summary of the mineral resources and reserves at the Pamour Project.


TABLE 1: MINERAL RESOURCES & MINERAL RESERVES, PAMOUR PROJECT, DEC. 31, 2002
======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                   177   0.88      4,000    2,318   1.06     79,000    2,495   1.05     83,000
Kinross Share (49%)       87   0.88      2,000    1,136   1.06     39,000    1,223   1.05     41,000
======================================================================================================


======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                 5,053   1.42    230,000   31,065   1.38  1,376,000   36,118   1.38  1,606,000
Kinross Share (49%)    2,476   1.42    113,000   15,222   1.38    674,000   17,698   1.38    787,000
======================================================================================================
Reserves stated at US$300/oz. Resources are based upon full technical-economic design at US$325/oz.
Resources are exclusive of reserves.

        Mining will be by a conventional open pit method. Pit slopes will be dependent on rock type. Bench heights are planned to be 12m in waste while in ore they will be 6m to accommodate grade control. Ramps are planned to be 32m wide at a maximum 10% grade. Ore will be transported to the Dome Mill for processing.

        HOYLE POND

        On September 30, 1993, Kinross acquired Falconbridge Gold Corporation, giving Kinross control of the Hoyle Pond Mine. The Hoyle Pond complex is located in Northern Ontario, within the Timmins city limits. Access to the mine is via a 5 km all weather gravel road north of Highway 101. The Hoyle Pond Mine complex includes

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Kinross Gold Corporation
Independent Technical Report                                           Page viii
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        the Hoyle Pond underground mine, and the Bell Creek underground mine and mill facility located on 889ha of patented land, 453ha of land leased from the Crown and one private lease covering 64.6ha. Services are generally acquired from vendors in the Timmins area. Ontario Hydro, a major public utility, provides power at the mine site.

        The gold deposits of the Hoyle Pond, Owl Creek and Bell Creek mines are located in the southwestern Abitibi Greenstone Belt of the Superior Province in the Canadian Shield. They occur 4.5km north of the Destor Porcupine Fault zone, which marks a regionally extensive and economically important structural break that extends from the Timmins area into northwestern Quebec. The Hoyle Pond main zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance), folded on a small scale with moderate west and northeast plunging axis. Also, a series of auriferous zones occurs along what is termed the south trend, stretching from the Bell Creek deposit in the west for 6.4km to the 1060 zone (including Blackhawk-Vogel deposit, Owl Creek West, Owl Creek, Owl Creek East and the 950 zone).

        Table 2 represents a summary of the mineral resources and reserves at Hoyle Pond.


TABLE 2:          MINERAL RESOURCES & MINERAL RESERVES, HOYLE POND MINE, DEC. 31, 2002
======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Hoyle Pond                43   8.68     12,000       78   6.78     17,000      121   7.45     29,000
Kinross Share (49%)       21   8.68      6,000       38   6.78      8,000       59   7.45     14,000
======================================================================================================


======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Hoyle Pond (u/g)         328  12.99    137,000      560  12.44    224,000      888  12.64    361,000
Kinross Share (49%)      161  12.99     67,000      274  12.44    110,000      435  12.64    177,000
======================================================================================================
Reserves stated Resources are based upon full technical-economic design at US$325/oz. Resources are at US$300/oz. exclusive of reserves.

        The Hoyle Pond operations consist of an underground mine serviced by two decline ramps and one 4-compartment shaft. The underground operations are comprised of 17 main levels, with the shallowest at 40m below surface and the deepest at 720m below surface. Most production (ore and waste) is transported to the loading pocket by

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Kinross Gold Corporation
Independent Technical Report                                           Page viii
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        means of an ore/waste pass system and hoisted to surface in 6.5t skips with <10% of the ore transported to surface via truck haulage. The surface infrastructure consists of administration buildings, maintenance, compressed air, paste fill plant, and hoisting facilities.

        Mined ore is transported using over-the-road trucks to the Dome Mill for processing.

        OWL CREEK

        The Owl Creek deposit lies some 2,000m west of the Hoyle Pond area and represents the western extension of the deposit at Hoyle Pond. The geologic characteristics of Owl Creek are the same as those described for the Hoyle Pond deposit.

        Kinross have not reported any Mineral Reserve from the Owl Creek Area, however, a relatively small portion of the deposit has been identified as amenable to open pit mining and demonstrated to be economic at US$325/oz Au. Kinross have included this material as Measured and Indicated Resources as summarized in Table 3.


     TABLE 3: MINERAL RESOURCES, OWL CREEK DECEMBER 31, 2002

======================================================================================================
                                 MEASURED                 INDICATED                  MEASURED &
                                                                                     INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Owl Creek                979   2.67     84,000    1,107   2.28     81,000    2,086   2.46    165,000
Kinross Share (49%)      480   2.67     41,000      542   2.28     40,000    1,022   2.46     81,000
======================================================================================================
     Resources are based upon full technical-economic design at US$325/oz.

        DOME MINE

        Placer Dome (or its predecessor companies), has owned and operated the Dome mine and mill since mining began in 1910. The Dome mine is located within the city limits of Timmins, Ontario. Access to the property is by a paved road from the town of South Porcupine, 6km east of Timmins on Highway 101. Rail freight service is available from the Falconbridge-Kidd Creek metallurgical site 8km east of the mine.

        The Dome Mine lies on the south limb of the large scale Porcupine Syncline in an area where Archean metavolcanics are overlain by metasedimentary rocks. Several styles of mineralization are recognized in Dome Mine. Some styles are preferentially

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Kinross Gold Corporation
Independent Technical Report                                              Page x
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        developed in particular rock types. There are 2 dominant (Types I and
        II) and 3 subordinate mineralization styles (Types III, IV and V). Gold occurs primarily as native metal in quartz or ankerite veins. Tellurides have been recognized, but constitute a very minor source of the total gold production. Silver is recovered as a by-product in a ratio of about one ounce of silver to six ounces of gold. Sulphides are present in all ore types, and average about two to three percent. Pyrite with lesser pyrrhotite is the dominant sulphides; chalcopyrite, sphalerite and galena are found locally.

        Table 4 represents a summary of the mineral resources and reserves at Dome.


TABLE 4:  MINERAL RESOURCES & MINERAL RESERVES, DOME MINE, DEC. 31, 2002

======================================================================================================
                                 MEASURED                 INDICATED                  MEASURED &
                                                                                     INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Dome                       0    0.0          0    9,235   1.72    510,000    9,235   1.72    510,000
Kinross Share (49%)        0    0.0          0    4,525   1.72    250,000    4,525   1.72    250,000
======================================================================================================


======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Dome Total            10,935   1.03    361,000   10,936   2.00    702,000   21,871   1.51  1,063,000
Kinross Share (49%)    5,358   1.03    177,000    5,359   2.00    344,000   10,717   1.51    521,000
======================================================================================================

Reserves stated at Resources are based upon full technical-economic Resources are exclusive of US$300/oz.
design at US$325/oz. reserves.

        The Dome Underground mine is in its final year of full production in 2003 after 93 years of operation. The mine consists of 37 levels generally spaced at approximately 45m intervals extending over 1,500m in depth. The main production and service shaft is the No. 8 shaft which extends 1,668m in depth. Mining is predominantly by modified longhole methods that will provide 97% of the tonnes produced in 2003. The balance of production is comprised of cut and fill mining (1%) and development (2%).

        The Dome Open Pit is being mined in three stages. Development of the final stage commenced in the summer of 1998. The final pushback design will result in an ultimate pit depth of 366m that will require the relocation of the process conveyor along the north side of the pit. Mining is conducted using conventional open-pit

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Independent Technical Report                                             Page xi
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        mining methods. All mining is carried out on 9.1m benches. Pit wall inter-ramp angles vary from a minimum of 42(0) in porphyry (the foliation angle) to over 50(degree) in the greenstones, but average 52 degrees. Pre-split blasting and the use of cable bolts in areas of previous underground mining intersected by the pit are used to increase slope stability. Haulage ramp gradients are set to 10%.

        MANPOWER

        Manpower requirements for the PJV will be sourced from the existing workforce where practical. Existing mill, accounting, warehouse, safety and technical personnel will be allocated to the Pamour Pit as production from the Dome pit decreases. Pit and maintenance workers will be drawn from existing labor pools in the pit and maintenance, and adjusted for production requirements as necessary. The February 2003 workforce consists of 190 salaried and 506 hourly employees. From time to time, the PJV hires a wide range of contractors to perform a variety of tasks. At the time the site visit was conducted, approximately 100 contractors were working for the PJV.

III.    MINERAL RESOURCES & MINERAL RESERVES

        Tables 5 and 6 presents the mineral resources and mineral reserves for each mine, reported by the PJV as of 31 December 2002 according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines". Accordingly, the Resources have been classified as Measured, Indicated or Inferred and the Reserves have been classified as Proven and Probable based on the Measured and Indicated Resources.



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

Kinross Gold Corporation
Independent Technical Report                                            Page xii
--------------------------------------------------------------------------------


    TABLE 5: CONSOLIDATED MINERAL RESOURCES FOR THE PJV (EXCLUSIVE OF RESERVES)

======================================================================================================
                                 MEASURED                 INDICATED           MEASURED & INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                   177   0.88      4,000    2,318   1.06     79,000    2,495   1.05     83,000
Kinross Share (49%)       87   0.88      2,000    1,136   1.06     39,000    1,223   1.05     41,000

Hoyle Pond                43   8.68     12,000       78   6.78     17,000      121   7.45     29,000
Kinross Share (49%)       21   8.68      6,000       38   6.78      8,000       59   7.45     14,000

Dome                       0    0.0          0    9,235   1.72    510,000    9,235   1.72    510,000
Kinross Share (49%)        0    0.0          0    4,525   1.72    250,000    4,525   1.72    250,000

Owl Creek                979   2.67     84,000    1,107   2.28     81,000    2,086   2.46    165,000
Kinross Share (49%)      480   2.67     41,000      542   2.28     40,000    1,022   2.46    81,000

------------------------------------------------------------------------------------------------------
TOTAL                  1,199   2.62    100,000   12,738   1.68    687,000   13,937   1.76    788,000
KINROSS SHARE (49%)      588   2.62     49,000    6,242   1.68    337,000    6,829   1.76    386,000
======================================================================================================


    TABLE 6: CONSOLIDATED MINERAL RESERVES FOR THE PJV

======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                 5,053   1.41    230,000   31,065   1.38  1,376,000   36,119   1.38  1,606,000
Kinross Share (49%)    2,476   1.41    113,000   15,222   1.38    674,000   17,698   1.38    787,000

Hoyle Pond               328  12.99    137,000      560  12.44    224,000      888  12.64    361,000
Kinross Share (49%)      161  12.99     67,000      274  12.44    110,000      435  12.64    177,000

Dome                  10,935   1.03    361,000   10,936   2.00    702,000   21,871   1.51  1,063,000
Kinross Share (49%)    5,358   1.03    177,000    5,359   2.00    344,000   10,717   1.51    521,000



------------------------------------------------------------------------------------------------------
TOTAL                 16,316   1.39    728,000   42,561   1.68  2,302,000   58,878   1.60  3,030,000
KINROSS SHARE (49%)    7,995   1.39    357,000   20,855   1.68  1,128,000   28,850   1.60  1,485,000
======================================================================================================

    Reserves stated at US$300/oz. Resources are based upon full technical-economic design at Resources are exclusive US$325/oz. of reserves.


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

Kinross Gold Corporation
Independent Technical Report                                           Page xiii
--------------------------------------------------------------------------------

IV.     ECONOMIC ANALYSIS

        The PJV has developed an internal life-of-mine ("LoM") technical model (the PJV Model) for its operating mines (Hoyle Pond and Dome) and non-operating mine property (Pamour). The PJV model has been completed using a gold price of US$325/oz to reflect current and projected market conditions. The PJV Model details operations on an annual basis and mines out all of the currently delineated proven and probable reserves.

        SRK is of the opinion that these economic modeling parameters used by PJV are fair and reasonably reflect, and possibly provide a conservative view, of projected financial market trends.

   TABLE 7: PJV MODEL PARAMETERS

================================================================================
MODEL PARAMETER                                                    ASSUMED VALUE
--------------------------------------------------------------------------------
Gold Price                                                          US$325.00/oz
Exchange Rate                                                  CDN$1.50: US$1.00
================================================================================

        Production rates, ore grades and metallurgical recoveries over this period have been reviewed by SRK and found to be within those historically achieved at each respective operation, and are achievable. PJV should expect to mine about 66Mt of ore at an average run-of-mine
        (RoM) gold grade of 1.8g/t and to recover 3.5Moz of gold over the 13 year LoM period.

        Historical operating costs for the period 1999-2002 averaged CDN$33.62/t, which compares favorably to budgeted costs for the same period. Projected costs moving forward are estimated to average CDN$17.50/t for the duration of the project.

        SRK's review of planned versus actual capital expenditures (for years 1999 to 2002) conclude that the operations have historically operated within their budgeted parameters. SRK is of the opinion that this trend will continue into the future. Capital costs projections over the LoM are projected to be CDN$263million over the duration of the project.


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

Kinross Gold Corporation
Independent Technical Report                                            Page xiv
--------------------------------------------------------------------------------

V.      MATERIAL ISSUES & OPPORTUNITIES

        SRK finds no material issues associated with the technical-economic aspects of the PJV model. The PJV Model, while confidential, indicates a positive cash flow, and review of both parameters and results by SRK indicates that the models are free of gross errors and omissions, and are in SRK's opinion, reasonable.









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

Kinross Gold Corporation
Independent Technical Report                                              Page 1
--------------------------------------------------------------------------------

1.0     INTRODUCTION & TERMS OF REFERENCE

        Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") has been retained by Kinross Gold Corporation ("Kinross") to complete an independent technical report in compliance with National Instrument 43-101 on the Pamour Project, the Hoyle Pond Mine and the Dome Mine, all located within the city limits of Timmins, Ontario. These properties fall within the Porcupine Joint Venture ("PJV"), an unincorporated joint venture formed with Placer Dome (CLA) Limited, a wholly owned subsidiary of Placer Dome Inc. ("Placer"), as of July 1, 2002. The PJV combines the Kinross and Placer gold mining operations in the Porcupine District in Timmins, Ontario, Canada. Placer is manager of all assets of the PJV.

1.1     SCOPE OF WORK

        The scope of work undertaken by SRK involved an assessment of the following aspects of the properties:

        o    Geology,

        o    Mineral Resources,

        o    Conversion of Mineral Resources to Mineral Reserves,

        o    Life-of-Mine ("LoM") Plan,

        o    Metallurgy and Processing Plant,

        o    Tailings/Waste Disposal,

        o    Environmental - Incl. Water Management, Mine Closure and Salvage
             Value,

        o    Infrastructure,

        o    Economic Analysis

1.2     BASIS OF THE TECHNICAL REPORT

        In summary, this technical report has been based on:

        o Inspection visits to surface and underground operations, processing facilities, surface structures and associated infrastructure at each of the mining assets during 2003,

        o Full access to key mine and head office personnel for discussion and enquiry,

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

Kinross Gold Corporation
Independent Technical Report                                              Page 2
--------------------------------------------------------------------------------

             A review, and where appropriate, modification of PJV's estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by PJV in determining such estimates and classifications, for each of the Mining Assets including check calculations where appropriate,

        o A review, and where appropriate, modification of PJV's LoM Plans and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable concentrates for the mining assets,

        o An examination of documentation made available by PJV in respect of the Material Properties in support of the operational planning and in particular the LoM plans and one-year budgets, and

        o A desktop review of the data pertaining to PJV's mine sites including Mineral Resource estimations and classifications, where appropriate.

        SRK's approach in undertaking a review of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section
        4. Mineral Resource and Mineral Reserve statements, LoM plans and related estimation methodologies, which were examined by SRK and presented in this report, were prepared by PJV personnel.

        Given the extensive operating history of the Mining Assets, geological investigations, reconciliation studies, independent check assaying and, in certain instances, independent audits, SRK has not found it necessary to independently verify the underlying data, including sampling and assay data.

1.3     LIMITATIONS & RELIANCE ON INFORMATION

        SRK's opinion contained herein and effective December 31 2002, is based on information provided to SRK by Kinross throughout the course of SRK's investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

        The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently actual results may be significantly more or less favorable.

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

Kinross Gold Corporation
Independent Technical Report                                              Page 3
--------------------------------------------------------------------------------

        This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

        SRK is not an insider, associate or an affiliate of Kinross, and neither SRK nor any affiliate has acted as advisor to Kinross or its affiliates in connection with the PJV. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

        SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership, consequently, no opinion will be expressed by SRK on this subject.

1.4     DISCLAIMERS & CAUTIONARY STATEMENTS FOR US INVESTORS

        In considering the following statements SRK notes that the term "ore reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

        The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as "resources," that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

        Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, future product prices and the exchange rate between the Canadian Dollar ("CDN$") and the United States Dollar ("US$"). The reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves.

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

Kinross Gold Corporation
Independent Technical Report                                              Page 4
--------------------------------------------------------------------------------

        The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission ("OSC"). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

        SRK has been informed by Kinross that there is no current litigation that may be material to any of PJV's mining assets, and that Kinross is not aware of any pending litigation that may be material to any of PJV's mining assets.

1.5     EXCHANGE RATES

        For the purpose of this report the exchange rates are US$1.00: CDN$1.50. Further, all assumed costs (unless otherwise stated) including operating, capital and environmental costs, are quoted in December 31 2002 Canadian dollar terms.

1.6     MINERAL RESOURCE/MINERAL RESERVE STATEMENTS & LOM PLANS

        SRK's technical and economic appraisal presented in this technical report has been based on the latest LoM Plans and Mineral Resource and Mineral Reserve statements for the mining assets. Table 1.6.1 summarizes the respective timing of the Mineral Resource and Mineral Reserve statements for the mining assets.

TABLE 1.6.1: EFFECTIVE DATE OF MINERAL RESOURCES & MINERAL RESERVE STATEMENTS

================================================================================
MINE OR PROJECT                                               RESOURCE STATEMENT
                                                                            DATE
--------------------------------------------------------------------------------
Pamour Project                                                 December 31, 2002
Hoyle Pond Mine                                                December 31, 2002
Dome Mine                                                      December 31, 2002
================================================================================

Mineral Resource & Reserve Statements prepared by PJV.

1.7     PRICE STRATEGY

        In this report mineral reserves and mineral resources were calculated at a gold price of US$300/oz and US$325/oz, respectively. The technical and economic appraisal reported herein has been based on the latest mineral resource and mineral reserve statements and LoM Plans prepared by PJV that incorporate an assumed gold price of US$325/oz.

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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                              Page 5
--------------------------------------------------------------------------------

1.8     QUALIFICATIONS OF CONSULTANT

        The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits the SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

        This technical report has been prepared based on a technical and economic review by a team of five consultants sourced from the SRK Group's Toronto, Canada, and Denver, US offices. These consultants are specialists in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground and open pit mining, rock mechanics engineering, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

        Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Kinross or in the assets of Kinross. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

        The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

          o    Jean-Francois Couture, Principal Geologist, Ph.D.;

          o William Tanaka, Principal Geological Engineer, B.Sc. (Geol. Eng), MAUSIMM;

          o    Robert Crepeau, Associate Geological Engineer, B.Sc. (Geol. Eng);

          o    Nick Michael, Senior Mineral Economist, B.Sc. (Mining Eng), MBA;

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

Kinross Gold Corporation
Independent Technical Report                                              Page 6
--------------------------------------------------------------------------------

          o Tim Mosey, Senior Geological/Mining Engineer, B.Sc. (Geol. Eng), M.Sc. (Mining Eng).

        In compliance with National Instrument 43-101, the Qualified Person that made a personal inspection of the significant mining assets of the PJV during the period February 24 to February 28, 2003 is Dr. Jean-Francois Couture, principal geologist with SRK. Dr. Couture was accompanied by Mr. Nick Michael, Senior Mineral Economist with SRK; Mr. Tim Mosey, Senior Geological/Mining Engineer with SRK, Mr. Robert Crepeau, Associate Geological Engineer with SRK and Mr. Wes Hanson, Manager of Technical Services with Kinross Gold, to verify and collect the underlying data for this report.










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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                              Page 7
--------------------------------------------------------------------------------

2.0     INFORMATION ON PJV

        This section of the report describes the history, development and organizational structure of the Porcupine Joint Venture. Historic metal production is summarized, and each mining asset covered in this report is described.

2.1     HISTORY & DEVELOPMENT

        Kinross and Placer have entered into an asset exchange agreement (the ``Asset Exchange Agreement'') and a joint venture agreement, both dated as of July 1, 2002, for the purpose of forming a joint venture that combined the two companies' respective gold mining operations in the Porcupine district in the Timmins area, Ontario, Canada. Placer owns a 51% participating interest and Kinross owns a 49% participating interest in the Porcupine Joint Venture, which is managed by Placer. The Porcupine Joint Venture incorporates Placer's Dome mine and mill, Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill.

2.1.1   THE ASSET EXCHANGE AGREEMENT

        Pursuant to the Asset Exchange Agreement which was entered into as a step in implementing the Porcupine Joint Venture, Placer transferred to Kinross an undivided 49% interest in all of Placer's assets owned, used or thereafter acquired by Placer or its affiliates and located within a 100km radius of Placer's Dome Mill in or near Timmins, Ontario (the ``Development Area'') and used in the gold mining, milling and exploration business and operations carried on by Placer or its affiliates, including all real property, personal property, inventory, certain accounts receivables, buildings, fixtures, facilities, private roads and other assets located or acquired in the Development Area, including all patented, leasehold, unpatented mining claims and licenses of occupation recorded in the name of Placer or its affiliates, the benefit of any royalty agreements in favor of Placer or its affiliates, the benefit of Placer's leases and other contracts relating to Placer's real property and mining claims in this area and the benefits which may be obtained under any existing actions, claims or other proceedings relating to Placer's business in this area and all goodwill attributable to such business.

        Under the Asset Exchange Agreement, Kinross in turn transferred to Placer an undivided 51% interest in all of Kinross' assets owned, used or thereafter acquired by Kinross or its affiliates and located within the Development Area and used in the gold

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

Kinross Gold Corporation
Independent Technical Report                                              Page 8
--------------------------------------------------------------------------------

        mining, milling and exploration business and operations carried on by Kinross or its affiliates, including all real property, personal property, inventory, certain accounts receivable, buildings, fixtures, facilities, private roads and other assets located or acquired in the Development Area, including all patented, leasehold, unpatented claims and licenses of occupation recorded in the name of Kinross, the benefit of any royalty agreements in favor of Kinross or its affiliates, the benefit of Kinross' leases and other contracts relating to Kinross' real property and mining claims in this area and the benefits which may be obtained under any existing action, claims or other proceedings relating to Kinross' business in this area and all goodwill attributable to such business. Any interest that Kinross may acquire in and to the project within the Development Area commonly known as the Aquarius Project is excluded from the Porcupine Joint Venture pending agreement between the parties to include it.

        Under the Asset Exchange Agreement, Kinross has also transferred all of its contracts relating to its Timmins operations to Placer, and Placer assumed such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture. Placer's contracts relating to its Timmins operations remain in the name of Placer, which will hold such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture.

2.1.2   THE PORCUPINE JOINT VENTURE AGREEMENT

        The purpose of the Porcupine Joint Venture is to engage in operations relating to the mining, milling, exploration and development of the properties subject to the Porcupine Joint Venture, and to perform any other activity necessary, appropriate or incidental to the foregoing. The term of the Porcupine Joint Venture is from July 1, 2002 and until so long thereafter as ores and mineral resources are produced from the assets forming part of the Porcupine Joint Venture and all reclamation obligations, liabilities or responsibilities under applicable laws or instruments of title relating to operations under the Porcupine Joint venture have ceased or been satisfied, to a maximum of 99 years, unless the Porcupine Joint Venture is earlier terminated pursuant to the terms of the Porcupine Joint Venture Agreement.

        Each of Kinross and Placer is obligated to contribute funds from time to time to the Porcupine Joint Venture in proportion to their respective participating interests, pursuant to adopted programs and budgets.

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

Kinross Gold Corporation
Independent Technical Report                                              Page 9
--------------------------------------------------------------------------------

        Under the Porcupine Joint Venture a party's participating interest may be reduced upon the election by such party not to contribute to an adopted program and budget for the Porcupine Joint Venture, or in the event of a default by such party in making its agreed upon contribution to an adopted program and budget.

        In addition, if a party's participating interest is reduced to less than 10%, the other party may elect that the first party be vested with a 2% net smelter returns royalty on ores and minerals mined from the properties subject to the Porcupine Joint Venture and the first party shall be deemed to have transferred its remaining participating interest to the other party. The PJV land position in the Timmins District as of December 2002 is shown in Figure 2.1.

2.2     BUSINESS OVERVIEW

        Kinross and Placer are principally engaged in the exploration for and the acquisition, development and operation of gold bearing properties.

        At present, Kinross hold three primary operating properties located in Canada, the United States and the Russian Far East. Exploration activities are undertaken in these countries and others. Kinross' principal product and source of cash flow is gold.

        At present, Placer's major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa and Chile. Exploration work is carried out in the above-mentioned countries and many others elsewhere throughout the world. Placer's principal product and source of earnings is gold, although significant quantities of silver and copper are also produced.

2.3     ORGANIZATIONAL STRUCTURE

        In summary, immediately prior to the formation of the PJV significant mining assets pulled into the PJV consisted of the following:

        o The Hoyle Pond Mine, owned and operated by Kinross (100%) which it controlled as part of the May 1993 amalgamation.

        o The Pamour Mine, owned by Kinross (100%), which it acquired on December 1999 as part of Royal Oak's Timmins assets.

        o   The Dome Mine and Mill owned and operated by Placer (100%).

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

Kinross Gold Corporation
Independent Technical Report                                             Page 10
--------------------------------------------------------------------------------

   FIGURE 2.1: TIMMINS GENERAL PROPERTY POSITION










                                   [PICTURE]









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

Kinross Gold Corporation
Independent Technical Report                                             Page 11
--------------------------------------------------------------------------------

2.4     METAL PRODUCTION

        Table 2.4.1 sets forth production statistics for the last 5 years, 1998 through 2002.


TABLE 2.4.1: GOLD PRODUCTION STATISTICS
============================================================================================================
                             UNITS     TOTAL        2002        2001        2000        1999        1998
                                      OR AVG.
------------------------------------------------------------------------------------------------------------
MILLED TONNES
  Pamour                      000t     1,691.7           -          -           -       714.5       977.2
  Hoyle Pond                  000t     2,183.8       444.0      443.9       460.6       419.1       416.2
  Dome                        000t    20,647.8     3,820.1    4,121.9     4,234.1     4,306.7     4,165.0
  ----------------------------------------------------------------------------------------------------------
                   TOTAL      000T    24,523.3     4,264.1    4,565.8     4,694.7     5,440.3     5,558.4
ROM GRADE
  Pamour                       gpt        2.19           -          -           -        2.05        2.30
  Hoyle Pond                   gpt       12.06       11.90      12.40       11.30       11.50       13.27
  Dome                         gpt        2.52        2.40       2.60        2.50        2.50        2.60
  ----------------------------------------------------------------------------------------------------------
                 AVERAGE       GPT        3.35        3.39       3.55        3.36        3.13        3.35
CONTAINED GOLD
  Pamour                       koz       119.2           -          -           -        47.0        72.2
  Hoyle Pond                   koz       846.7       169.9      177.0       167.3       155.0       177.6
  Dome                         koz     1,674.0       294.8      344.6       340.3       346.2       348.2
  ----------------------------------------------------------------------------------------------------------
                   TOTAL       KOZ     2,639.9       464.6      521.5       507.7       548.1       597.9
PROCESS RECOVERY
  Pamour                        %        84.6%           -          -           -       84.2%       84.8%
  Hoyle Pond                    %        87.9%       90.0%      88.3%       83.7%       88.0%       89.3%
  Dome                          %        91.5%       87.3%      87.9%       92.2%       94.8%       94.5%
  ----------------------------------------------------------------------------------------------------------
                 AVERAGE        %        90.0%       88.2%      88.0%       89.4%       91.9%       91.8%
RECOVERED GOLD
  Pamour                       koz       100.8           -          -           -        39.6        61.2
  Hoyle Pond                   koz       744.0       152.8      156.3       140.0       136.3       158.6
  Dome                         koz     1,530.9       257.2      302.8       313.9       328.1       328.9
  ----------------------------------------------------------------------------------------------------------
                   TOTAL       KOZ     2,375.8       410.0      459.1       453.9       504.0       548.8
============================================================================================================

2.5     PROPERTY DESCRIPTIONS

        Following are descriptions of the key PJV properties focused in this report.

        SRK reviewed relevant project data and limited correspondence from the appropriate regulatory agencies to determine the validity and ownership of the mining asset. However, SRK did not conduct an in-depth review of mineral title and ownership and therefore has not provided an opinion on this matter.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 12
--------------------------------------------------------------------------------

2.5.1   PAMOUR PROPERTY

        On December 24, 1999, Kinross acquired the Timmins assets of Royal Oak Mines Inc, which include the Pamour Project, for cash amount of CDN$4.7million and assumed certain environmental reclamation liabilities on the historic producing areas.

2.5.1.1 LOCATION & ACCESSIBILITY

        The Pamour Property is located north of Highway 101, within the City of Timmins, Township of Whitney and District of Cochrane, Ontario, Canada. The mine site is approximately 19km east of the downtown core of Timmins and 43km west of Highway 11. The Pamour Project is also approximately 2km south of and contiguous with the Hoyle Pond Mine. The city of Timmins is 60km from highway 11, an alternate Trans Canada Highway and offers a full service airport. A location Map is presented in Figure 2.1.

        The area climate consists of cold winters and hot summers. Temperatures range from -40(0)C to above 30(0)C. Mean precipitation is approximately 80cm annually.

        The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low-lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200m to 300m.

2.5.1.2 DESCRIPTION

        The Pamour Property is managed by Placer on behalf of the PJV. The PJV ownership is held 51% by Placer and 49% by Kinross. The Pamour Property is contiguous to the south with the Hoyle Pond Mine property.

        The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation.

        Kinross will require additional permit approvals to mine south of Highway 101, which is outside of the Phase I mine plan. The government agencies that will be involved in

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        the additional permitting process include the City of Timmins, the
        Matagami River Conservation Authority, the Ontario Ministries of Northern Development and Mines, Natural Resources, Environment and Transportation, the Federal Department of Fisheries and Oceans and Environment Canada.

        The key element in the development of the expanded open pit outside of the phase one mine plan will be the relocation of Highway 101. The proposed relocation will travel around the south side of the Three Nations Lake, and will therefore have a direct effect on a nearby fish habitat. This highway has been relocated several times during the production history of the mine. As a fishery resource will be involved in the project planning, the Canadian Environmental Assessment Act process will be the guiding legislation. Kinross believes there is a high level of assurance that the project will receive all required approvals for development.

        Some land acquisition will be required for the construction of the project. The Drew claims located immediately north of the phase one open pit, for which the surface rights are required for a waste rock disposal site, will have to be acquired. The Tanager claims located on the eastern shore of the Three Nations Lake for which the surface rights are required because of their proximity to the causeway and rock dumps, will also have to be acquired. Negotiations for the acquisitions of these claims have been initiated during the fourth quarter of 2002 and Kinross believes there is a high level of assurance that they will be concluded successfully. A right of way will have to be obtained for the haulage road from the Pamour mine to the Dome mine, for which negotiations have not yet commenced. A site plan is shown in Figure 2.2.

        LAND TENURE

        The Pamour Project Impact Area straddles over five townships: Whitney, Tisdale, Deloro, Shaw and Hoyle. A complex pattern of mining and surface rights exists in the vicinity of the Pamour site, with surface and mining rights often assigned under different parcel numbers for the same area. A complete listing of disposition of Lands, affected by the Pamour project is included in Appendix 1.

        The majority of mining and surface rights around the Pamour are held by the PJV within Whitney and Hoyle Townships, with notable exceptions held by Drew (Schumacher Estate), Tanager, the Ontario Northland Railway ("ONR"), The City of Timmins, 1040523 Ontario Ltd., Falconbridge, Gaston Ray Malette Inc., John E. Lundstrom , Korba, and the Province of Ontario (The Crown).

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        The proposed haul road alignment from Pamour to Dome courses through
        Whitney and Tisdale Townships north of the towns of Porcupine and South Porcupine, with the majority of the alignment following PJV owned lands. Exceptions to this are parcels held by Meunier, Deluca, Montgomery and The Crown.

        Property ownership and land title searches were conducted during November and December 2002, and can be considered accurate as of December 18, 2002.

        DREW CLAIMS (OWNED 50% BY SCHUMACHER ESTATE, 50% DREW ESTATE)

        The Drew Claims Parcel 3972 WT lies to the north and center of the proposed pit, comprising 16ha and is part of the Schumacher Estate group of claims in the Timmins area. The parcel includes surface and mining rights.

        TANAGER/THREE NATIONS LAKE

        The 32ha Tanager claims Parcels P7718 and P7719, WT 2716 and 2715, LO 3604 encompass an area south of the proposed pit and includes approximately 30% of Three Nations Lake.

        ONR

        The Ontario Northland Railway alignment runs north of the Pamour site, and comprises surface rights for parcel ONR 1209 SND. The alignment is not affected by the proposed pit expansion.

        CITY OF TIMMINS

        Surface rights to a number of parcels around Three Nations Lake are held by the City of Timmins. These parcels are significant for Highway 101 re-alignment and waste rock storage.

        1040523 ONTARIO INC.

        1040523 Ontario Inc. holds surface rights 11834 WT in Parcel P1231013 to an area southwest of the proposed pit, and south of Highway 101.

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        FALCONBRIDGE

        Falconbridge (owner of the Kidd Met Site) owns the surface rights to parcels 9479SEC, 8654SEC, 17302SEC, and 14581SEC in Hoyle Township, to the northeast of the proposed pit expansion.

        GASTON RAY MALETTE, INC.

        Gaston Ray Malette Inc. owns surface rights 12270 WT in claim parcel P1231013, in an area between Three Nations Lake and that held by 1040523 Ontario Inc.

        JOHN E. LUNDSTROM

        John E. Lundstrom owns surface rights 8495 WT in claim parcel P1231013, in an area directly north of Gaston Ray Malette Inc, across Highway 101.

        KORBA

        Korba Claim P3001506 covers a portion of the Three Nations Lake bed.

        MEUNIER/MONTGOMERY

        The haul road alignment from Pamour to Dome crosses Claim Parcel P783671 in Whitney Township and is listed as having Joint Venture ownership between Royal Oak and Meunier.

        DELUCA/CROWN

        The location of the haul road crossing Highway 101 has surface rights ownership listed under Deluca 12129 WT and 12131 WT and the Crown 12838 WT and 12839 WT in Tisdale Township, west of the town of South Porcupine.

2.5.1.3 HISTORY

        Staking in the Pamour area began in 1910. Limited production was achieved on the Pamour property from 1911 to 1914. Different owners operated the Pamour Mine continuously from 1936 to 1999. Kinross purchased the Timmins area assets of the former owner, Royal Oak Mines Inc. in 1999. Since 1936, over 4Moz (113t) of gold have been recovered from the Pamour Mine.

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        BULK AND NARROW VEIN UNDERGROUND: 1936-1975

        Pamour Mine production was derived from low tonnage, high-grade narrow vein sources during the early years. Of the 3.2Moz Au produced from Pamour to the end of 1975, 880koz Au from 5.0Mt of ore was mined from high grade narrow vein sources between surface and the 2200ft level.

        The Pamour Mine production evolved through time by increasing tonnage provided by lower grade underground bulk exploitable sources. Sixty-two percent of production from the mine has been from lower cost bulk mining methods such as long-hole stoping, open blast hole stoping, sublevel cave, sublevel retreat, and modified vertical crater retreat techniques. The diamond drilling philosophy in the early years was focused on higher-grade sources and little attention was paid to the pervasive low-grade gold-bearing halo surrounding these high-grade veins. Frequently many of the bulk stopes were over drawn by as much as 200%, as the sloughed material contained lower grade but economic ore.

        OPEN PIT MINING: 1976-1996

        Open-pit mining was introduced to remove crown pillars in 1976, and expanded to exploit lower grade gold haloes surrounding the higher-grade bulk and narrow vein stopes. The original pit life in 1976 was a few years. During the ensuing years, pit reserves were replaced as they were mined out.

        HISTORICAL PRODUCTION

        A tabulation of the production history as a percentage of different mining methods of the mine to the end of 1997 is given in Table 2.5.1. Approximately 4.0Moz Au were produced from the Pamour Mine from 1936 through 1997. There has been no production at the Pamour Mine since Kinross acquired it in 1999.

TABLE 2.5.1: HISTORICAL PRODUCTION, PAMOUR MINE

================================================================================
                                  TOTAL TONNAGE              TOTAL AU OZ
MINING METHOD                               (%)                       (%)
--------------------------------------------------------------------------------
Bulk Underground                           61%                        62%
Open Pit                                   34%                        23%
Metavolcanic Narrow                         5%                        15%
Veins
--------------------------------------------------------------------------------
                   TOTAL                  100%                       100%
================================================================================


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2.5.2   HOYLE POND MINE

        On September 30, 1993, Kinross acquired Falconbridge Gold Corporation ("FGC") for an aggregate purchase price of CDN$17.7million. This acquisition gave Kinross control of various FGC-owned mining properties, including among others, the Hoyle Pond Mine.

2.5.2.1 LOCATION & ACCESS

        The Hoyle Pond complex is located in Northern Ontario, within the Timmins city limits. Access to the mine is via a 5km all weather gravel road north of Highway 101. Services are generally acquired from vendors in the Timmins area. Ontario Hydro, a major public utility, provides power at the mine site. Adequate process water is available from the clear water pond at the tailings, while make up water and potable water comes from underground supply. The city of Timmins is 60km from highway 11, an alternate Trans Canada Highway and offers a full service airport. A location Map is presented in Figure 2.1.

        The area climate consists of cold winters and hot summers. Temperatures range from -40(0)C to above 30(0)C. Mean precipitation is approximately 80cm annually.

        The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low-lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200m to 300m.

2.5.2.2 DESCRIPTION

        The Hoyle Pond Mine complex includes the Hoyle Pond underground mine, and the Bell Creek underground mine and mill facility acquired as a result of the acquisition of FGC on September 30, 1993, are located on 889ha of patented land, 453ha of land leased from the Crown and one private lease covering 64.6ha. There are also two staked mining claims covering 32ha contiguous to the afore-mentioned land but located in Whitney Township (due south of Hoyle Township).

        There are various royalties on the Hoyle Pond underground mine land package. The only royalties requiring payment at present are a tonnage-based royalty on the private

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        lease and a $0.10 per tonne royalty for the Stinger Agreement. Royalty payments were CDN$100,000 in both 2001 and 2000. A site plan is shown in Figure 2.3.

        All requisite permits have been obtained for the mining and continued development of the Hoyle Pond Mine and are in good standing. The PJV is in compliance with Hoyle Pond Mine permits in all material respects.















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        LAND TENURE

        The Claim Group prepared a report on land title issues for Placer as part of a due diligence on Kinross assets on June 26, 2002. The following description of land encumbrances were extracted from this report. A complete list of land titles and encumbrances is presented in Appendix 1.

        The Hoyle Township property is comprised of mining leases (SRO, MRO, MR+SR) and patented claims (SRO, MRO, MR+SR). With the exception of Parcel 3074SWS (Schumacher Estate), the property is registered to the Porcupine Joint Venture being Placer Dome (CLA) Limited (51%) and Kinross Gold Corporation (49%) and is subject to the following:

        ONTARIO MINISTRY OF NORTHERN DEVELOPMENT

        1999 Agreement with the Ontario Ministry of Northern Development and Mines governing the public safety and rehabilitation aspects for the former Royal Oaks properties.

        ABITIBI CONSOLIDATED

        A 2000 Agreement with Abitibi Consolidated for the disposal of pulp and paper mill biosolids on mine rehabilitation properties. This agreement concerns an experimental project on mine rehabilitation and is not considered to have material impacts on the project.

        THUNDERWOOD AGREEMENT

        The Thunderwood Agreement (Unregistered): Agreement (24 January 1986) between Kidd Creek Mines Ltd. and Syngold Exploration Inc. (now Thundermin Resources Inc.

        ALLERSTON-ROSARIO AGREEMENT

        The Allerston-Rosario Agreement: Registered Agreement (402978) between Ralph Allerston and Canamax Resources (formerly Rosario Resources). Lands Affected: 1421LC, 1338LC; Project: 1800 Hoyle Pond Operations and 3005 Hoyle 5; operation status: No Active Mining.

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        FISHER AGREEMENT

        The Fisher Agreement: Registered Agreement (316796) between Casselman, Casselman and Fisher and Rosario Resources Canada Ltd. Lands Affected:
        15504SEC; project: 2002 Fisher; operation status: No Active Mining.

        PRENTICE AGREEMENT

        The Prentice Agreement (Unregistered): Agreement (16 July 1979) between DF Prentice, R McLennan, JF McLennan, A Robertson, St. Andrews Church and Rosario Resources. Lands Affected: 460SND; project: 2101 Fisher; operation status: No Active Mining.

        WETMORE AGREEMENT

        The Wetmore Agreement (Unregistered): Agreement between Kidd Creek Mines Ltd. and Allen EL Wetmore. Lands Affected: 8596W+T (Whitney twp); 12140SEC, 12148-51SEC (Hoyle twp); Project: 1800 Hoyle Pond Operations; operation status: No Active Mining.

        MARLHILL AGREEMENT

        The Marlhill Agreement: Registered Agreement (304107) between Marlhill Mines Limited and Amax of Canada Limited. Lands Affected: 13435-36SEC; project: 2201 Marlhill Mine, 2203 Marlhill operation status: active mining.

        BROULAN AGREEMENT

        The Broulan Agreement: Registered Agreement (304105) between Broulan Reef Mines Limited and Rosario Resources Canada Ltd. (08 Jan 1980) and assigned to Amax of Canada Limited (30 Dec 1981). Lands Affected: 155LC and 156LC; Project: 1800 Hoylepond Ops, 2202 Broulan; operation status:
        No Active Mining.

        TEXAS GULF COVENANTS

        The Texas Gulf Covenants. Lands Affected: 22927-28SEC, 24182SEC; operation status: No Active Mining-Separate from the Hoyle Pond Operations.

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        STRINGER AGREEMENT

        The Stringer Agreement (Unregistered): Option Agreement (14 November
        1969) between S Stringer and Canadian Nickel Company Limited. Lands
        Affected: 17091-92SEC; project: 1800 Hoyle Pond Ops; Operation status:
        Active Mining.

        STRINGER-ROSARIO AGREEMENT

        The Stringer-Rosario Agreement: Registered Agreement (302819) between S Stringer and Rosario Resources Canada Ltd. Lands Affected: 10568SEC;
        Project: 2204 Stringer; operation status: No Active Mining.

        MEYERS AGREEMENT

        The Meyers Agreement: Registered Agreement (444482) between Kinross Gold Corporation and Bruce Edwin Meyers. Lands Affected: 5132SEC; project:
        1800 Hoyle Pond Opoerations; operation status: No Active Mining.

        DOMMEL AGREEMENT

        The Dommel Agreement (Unregistered): Agreement between KG Dommel and Rosario Resources Canada Ltd. Lands Affected: 9083SEC; Project: 2205 Dommel; operation status: No Active Mining.

        JOANIS AGREEMENT

        The Joanis Agreement: Registered Agreement (370741) between Falconbridge Limited and Lauryanne Joanis. Lands Affected: 9088SEC; project: 1800 Hoyle Pond Operations; operation status: No Active Mining

        SCHUMACHER AGREEMENT

        The Schumacher Agreement: Registered Lease Agreement (368469) between PC Finlay, Canada Permanent Trust Company. Lands Affected: 3074SWS; project: project:1800 Hoyle Pond Ops, operation status: Active Mining.

        TIMMINS FOREST PRODUCTS AGREEMENT

        Timmins Forest Products Agreement (Unregistered): Agreement (25 October
        1999) between Timmins Forest Products (TFP) and Kinross Gold Corporation. Lands Affected: 1755SEC, 9088SEC, 15504SEC, 18797SEC, 22896SEC, 22931SEC.

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        TIMMINS FOREST PRODUCTS AGREEMENT

        Timmins Forest Products Agreement (Unregistered): Agreement (25 October
        1999) between Timmins Forest Products (TFP) and Pentland Firth Ventures Ltd. Lands Affected: 9950SEC, 13435SEC, 16931SEC, 16933SEC, 24053SEC (2ndly).

        ONTARIO MINISTRY OF NATURAL DEVELOPMENT AND MINES AGREEMENT

        A 1999 Agreement with the Ontario Ministry of Northern Development and Mines governing the public safety and rehabilitation aspects for the former Royal Oak properties.

        ABITIBI CONSOLIDATED AGREEMENT

        A 2000 Agreement with Abitibi Consolidated for the disposal of pulp and paper mill biosolids on mine rehabilitation properties.

2.5.2.3 HISTORY

        The Hoyle Pond Mine discovery hole was drilled by Texas Gulf in 1980, when hole 69-17 intersected 6.5g/t Au over 3.0m. Subsequent drill programs in 1980 and 1982 outlined a deposit of 199,637 tonnes grading 15.1g/t Au. A ramp access was developed in 1983 and 1984. The first year of mining in 1985 yielded 64,400 tonnes at an average grade of 13.0g/t Au.

        In 1994, following the acquisition of Falconbridge Gold Corporation, Kinross initiated exploration programs, including diamond drilling and underground development. This work resulted in the discovery and partial definition of significant additional mineralization in the 1060 Zone, `A' Vein and extensions of many producing vein systems in the Hoyle Pond Mine.

        Continued drilling and underground development work since 1994, resulted in the discovery of the `7' Vein, a system of flat lying veins, as well as the sinking of a 815m deep, 4 compartment shaft and additional ramp access.

        A significant milestone was reached in 2001 with the production of 1.5Moz Au. Currently, Hoyle Pond ranks 8th in total ounce production for all past and present producing mines in the Timmins camp. The head grade for the Hoyle Pond Mine is

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        the highest of any of the significant past, or present producing mines in Timmins. Hoyle Pond Mine Production History is shown in Table 2.5.2.

   TABLE 2.5.2: HISTORICAL PRODUCTION, HOYLE POND MINE

==============================================================================
YEAR           ORE MINED       ORE MILLED        AU GRADE       AU RECOVERED
                     (T)              (T)           (G/T)               (OZ)
------------------------------------------------------------------------------
1985              64,400           64,400            13.0             27,000
1986              86,598           83,596            22.3             56,898
1987              89,415          100,690            15.2             47,212
1988              86,817           97,223            17.4             51,358
1989             107,329          109,995            17.9             58,540
1990             109,559          114,995            18.6             64,573
1991             100,196          106,859            18.6             54,118
1992             106,145          109,234            17.8             58,864
1993              77,368           77,368            19.2             47,092
1994              97,369          102,824            17.3             55,170
1995             200,970          178,653            16.7             91,611
1996             379,805          377,752            14.9            161,669
1997             467,446          469,177            13.6            174,317
1998             443,994          416,156            13.3            158,593
1999             435,172          419,108            11.5            136,709
2000             466,787          460,576            11.3            140,441
2001             416,241          443,892            12.4            156,581
2002             441,147          441,147            11.6            147,545
==============================================================================

2.5.3   DOME MINE

        Placer (and it predecessors) has owned and operated the Dome property since 1910.

2.5.3.1 LOCATION & ACCESSIBILITY

        The Dome mine is located within the city limits of Timmins, Ontario. Access to the property is by a paved road from the town of South Porcupine, 6km east of Timmins on Highway 101. Rail freight service is available from the Falconbridge-Kidd Creek metallurgical site 8km east of the mine. The City of Timmins is 60km from highway 11, an alternate Trans Canada Highway and offers a full service airport. A location Map is presented in Figure 2.1.

        The area climate consists of cold winters and hot summers. Temperatures range from -40(0)C to above 30(0)C. Mean precipitation is approximately 80cm annually.

        The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock

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        outcrops and are surrounded by low-lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200m to 300m.

2.5.3.2 DESCRIPTION

        The property covers an area of over 2,740ha of staked and patented mining claims either held or under option. The land holdings can be sub-divided into four sub- groups: the Dome Mine Pit, Underground Mine and Mill complex, and the Preston, Paymaster and Vedron properties. A site plan is shown in Figure 2.4. A complete listing of property titles for the Dome Mine Complex is presented in Appendix 1. Royalties payable on the Dome property are described below.

        All requisite permits have been obtained for the mining and continued development of the Dome underground and open pit mine and mill and are in good standing. The Porcupine Joint Venture is in compliance with such permits in all material respects.

        LAND TENURE

        DOME OPEN PIT AND UNDERGROUND MINE

        The Dome open-pit and underground mines, claims, mining and surface rights are within the Tisdale, Whitney, Deloro and Shaw Townships of Ontario. They are registered in the name of Placer Dome Canada Limited (51%) and Kinross Gold Corporation (49%).

        PRESTON PROPERTY

        The Preston Property lies adjacent to the southern boundary of the Dome property and includes 19 mining claims.

        PAYMASTER PROPERTY

        The Paymaster Property lies to the west of the Dome open pit and includes 26 contiguous mining claims.

        VEDRON PROPERTY

        The Vedron Property lies west and south of the Paymaster property and covers 585 hectares. By letter Agreement between Placer Dome (CLA) Limited and Vedron Gold

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        Inc., dated February 14, 2001 (on the Vedron/Buffalo Ankerite Property,
        Tisdale and Deloro Townships, Ontario).
























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        FALCONBRIDGE AGREEMENT

        Agreement between Falconbridge Limited and Placer Dome Canada Limited dated January 1, 1994. (Temiskaming Claims).

        NIGHTHAWK AGREEMENT

        Lease Agreement between Dome Mines Limited ("Lessor"), Nighthawk Timber Co. Ltd. ("Lessee") and David Kenneth Stringer ("Guarantor") dated August 1, 1982.

        DIEPDAUME AGREEMENT

        Claims Purchase Agreement between Placer Dome (CLA) Limited, Diepdaume Mines Limited and John Patrick Sheridan dated December 10, 1998. (Preston Property)

2.5.3.3 HISTORY

        The Dome gold deposit was discovered in 1909 by a party of prospectors headed by John S. Wilson, who found a spectacular showing of gold on a dome shaped outcrop of quartz.

        Mining has been continuous at Dome since late 1910; through the 1911 fire, the 1929 fire and depression and World War Two.

        In 1984 the mill capacity was increased from 2,000tpd to 3,000tpd. Part of the expansion included a new vertical production shaft, the No. 8 shaft, which was sunk from surface to a depth of 1667m.

        In 1987 CIL/CIP, stripping and electrowinning circuits were brought on-stream.

        In 1988 No. 8 shaft was not producing due to a skipping accident and No. 3 shaft could not supply sufficient ore to the mill so underground feed was supplemented by open pit ore from the old glory hole.

        From 1992 to 1996 Placer Dome produced from the Paymaster property.

        In 1995 an expansion to the operation, which included an enlarged open pit to an ultimate depth of 360m, and increased milling capacity to around 12,000tpd was completed.

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        The Preston property was purchased in 1997 from Diepdaume Mines and John
        Patrick Sheridan and the Dome open pit was expanded into the Preston land holdings. Mining of open pit ore from the Preston was completed in 2000.

        From its beginning in 1909 to December 31, 2001 Dome Mine has produced 14,537,596 ounces of gold and approximately 2,596,000 ounces of silver making Dome the second largest gold producer of the Timmins camp.















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3.0     GEOLOGY

3.1     INTRODUCTION

        All of the properties comprising the Porcupine Joint Venture lie within the Porcupine Gold Camp ("PGC") in the Archean Abitibi greenstone belt at Timmins, Ontario. As such they share common features, which characterize the district.

3.1.1   REGIONAL GEOLOGY OF THE PORCUPINE GOLD CAMP - TIMMINS DISTRICT

        The PGC, located in the Archean Abitibi greenstone belt at Timmins, Ontario has been the most productive gold-producing field in North America. Total historic production is in excess of 62Moz of gold. This production has come from laterally-restricted, yet vertically extensive, quartz-carbonate lode systems hosted within greenshist-facies metamorphics. Lodes are found in a corridor up to 10km wide parallel to the 200km Destor Porcupine Fault. At the regional scale, gold deposits are spatially associated with regional fault zones. At the camp scale gold deposits generally occur within 5km of, but not in, the regional faults.

        The rocks within this corridor consist of the younger Timiskaming Group conglomerate, greywacke and slates, which overlie an angular unconformity of 2679+/-2 Ma underlain by the 2698+/-4 Ma Keewatin Series.

        The Keewatin is subdivided into the lower Dolero Group comprising a lower suite of mainly basaltic and andesitic flows and an upper succession of dacitic flows and dacite-rhyolite pyroclastics with stacked Algoma-type iron formations. Dolero Group rocks are overlain by the Tisdale Group, which consists of a basal ultramafic volcanics and basaltic komatiites, and an upper variolitic tholeiitic basalt capped by calc-alkaline dacitic volcaniclastics.

        Deformation prior to deposition of Timiskaming sedimentary rocks resulted in east-west striking, periclinal, north-verging folds. These folds are the dominant control on the distribution of lithostratigraphic units in the Timmins area.

        Most of the gold in the district has been found within the Tisdale Group, which was intruded by porphyritic felsic stocks emplaced after tilting of the volcanics but prior to the Timiskaming unconformity. Porphyries and associated breccias were emplaced

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        between 2688+/-2 and 2691+/-3 Ma (Marmont and Corfu, 1989) into folded and faulted sites.

        Intrusion of albitite dykes into older intrusive centers initiated porphyry-style hydrothermal systems that culminated in the formation of vein- and replacement-type Au-Ag (Melnik-Proud, 1992) late in the evolution of these hydrothermal systems.

        The orebodies are localized by specific lithostructural sites, their proximity to high level felsic intrusions, and to related hydrothermal breccias and alteration (Brisbin, 1997). Although some gold occurs within the stocks, most is in the intruded basalts near the contact with individual stocks.

        Primary and secondary permeability are important controls on hydrothermal alteration, and stockwork fracturing is the dominant secondary permeability control on alteration in the PGC. Alteration and stockwork fracturing increase in intensity towards mineralized centers. Pervasive and fracture-controlled sericite, ferroan dolomite-ankerite, silica, albite, chlorite, and tourmaline alteration mark mineralized centers. Selective and vein-veinlet chloritization and carbonatization, and less intense hydrothermal fracturing typify distal alteration. Distal carbonatization is locally pervasive.

        Geometries of intrusions and of primary and hydrothermal features were further modified during Kenoran post- mineralization deformation.

        Figure 3.1 shows the regional surface geology in the immediate vicinity of the PJV.





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FIGURE 3.1:  REGIONAL GEOLOGY OF THE PORCUPINE GOLD CAMP







                                   [PICTURE]






Figure 3.2 shows a north-south cross section lokking west in the vicinity of the Pamour-Hoyle Pond Area.



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FIGURE 3.2: N-S CROSS SECTION LOOKING WEST THROUGH THE PORCUPINE GOLD CAMP AT
PAMOUR







                                   [PICTURE]



3.2     PAMOUR MINE

3.2.1   LITHOLOGY

        The Pamour Property geology is characterized by three dominant rock packages. From North to South (oldest to youngest) mafic and ultramafic metavolcanic flows of Keewatin age, a fragmental unit of uncertain origin and younger Timiskaming age sedimentary package resting unconformably above both units. Another sedimentary package located along the extreme north boundary of the property may also be of Timiskaming age.

        The metavolcanic assemblage belongs to the lower portion of the Tisdale Group of the Keewatin Series. It consists predominantly of a series of high Mg-tholeiitic basalts


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        intercalated with thick units of ultramafic talc-carbonate rocks of komatiitic or basaltic-komatiitic composition.

        A laterally and vertically discontinuous unit of fragmental rock occurs stratigraphically between the underlying Keewatin metavolcanic rocks and the Timiskaming metasedimentary rocks. It locally occupies depressions along the paleo-topographic surface of the underlying metavolcanic rocks and known as the Pamour Unconformity.

        Metasedimentary rocks above and south of the Pamour Unconformity are part of the Timiskaming assemblage. (greywacke-turbidite and conglomerate). The Timiskaming sequence can be further subdivided into four interbedded greywake and conglomerate units: From oldest to youngest and also from North to south, North Greywacke, Pamour Conglomerate, South Greywacke and another unnamed conglomerate unit.

        The only major intrusive rocks identified to date in the Pamour Deposit are Matachewan diabase dykes. All rock units, with the exception of diabase dike are metamorphosed to lower greenschist facies.

3.2.2   ALTERATION

        At the mine scale, a large halo of carbonate alteration occurs. Alteration is also characterized by additions of K, Rb, Ba, and variable gains or losses of Na. In general, gold assays correlate well with increased albite/muscovite alteration, however, the alteration halo is much larger than the gold content alone.

        Hydrothermal alteration in metavolcanic rocks depicts a zoned profile around the Pamour deposit. The inner alteration zone may be less than 30 m thick, and is characterized by the presence of albite, quartz, pyrite and plus/minus talc. The outer assemblage is up to 100m in thickness and is characterized by the reduction of albite and quartz, and the introduction of sericite.

        Hydrothermal alteration of the metasedimentary rocks is more intense, pervasive, and penetrative than that observed in the metavolcanic rocks. A similar zoning pattern is observed.

        In general, an increase in the pyrrhotite/pyrite ratio is indicative of an increase in the gold content.

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3.2.3   STRUCTURE

        The Pamour Deposit is situated on the north limb of an overturned north-dipping syncline. The axial surface trends ENE with moderate dip to the North (70(degree)). The south limb of this syncline is interpreted to have been faulted away by the Destor Porcupine Fault, which is located to the south of the mine property. Three generations of small-scale folds have been recognized at the Pamour No. 1 Mine. F1 folds are restricted to the volcanic rocks and predate gold mineralization. F2 folds occur in both volcanic and sedimentary rocks and also predate mineralization. Youngest F3 folds are the weakest developed; occur in both metasedimentary and metavolcanic rock types and post-date gold mineralization.

        Narrow auriferous veins in volcanic and sedimentary rock are produced by nested conjugate sets of reverse faults developed on either side of the Pamour Unconformity. They strike E with steep northerly or southerly dips. The intersection between both sets plunges approximately 30(degree) to the E and repetition occurs on 120m intervals, on average. When fault veins come in contact with rock types of differing competence, sheeted extension (ladder) veins are developed. These commonly occur on the footwall side of the primary vein structures. The sheeted veins themselves strike northeast and dip between 30(degree) and 60(degree). The most prolific occurrence of extension veins appears at the axes of the conjugate sets where they are coincident with the Pamour Unconformity.

        The Pamour Conglomerate is comparatively stiffer than other lithologies, and thus more susceptible to brittle failure and "structural preparation". The resulting increase in permeability enhanced circulation of hydrothermal solutions within the conglomerate unit, and consequently led to the deposition of more gold mineralization in that unit than in any other rock type. Approximately 80% of historical ore tonnage and ounces at Pamour were produced from the Pamour Conglomerate.

        Two major post-ore dextral faults, the Hallnor and Pamour faults, strike north to northwest, dip 60(degree) east, and offset the stratigraphy by as much as 370 m. Other post mineralization minor subvertical faults include conjugate NW dextral and NE sinistral faults with decameter-scale displacement.

        Reverse faults with shallow dips (5(degree) to 10(degree)) occur predominantly in the metasediments on the west end of the property. Flat faults are truncated by post mineralization faults, but their relationship with mineralization is uncertain.

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        A talc-chlorite schist zone occurs near the southern property boundary and is interpreted to delimit the northern margin of the Porcupine Destor Fault zone.

3.2.4   MINERALIZATION

        There are three distinctive, but genetically and spatially related mineralization styles at Pamour:

        Type I: Metavolcanic-Hosted Fault-Vein (Narrow Vein)

        Type II: Extension-Vein (Bulk), and

        Type III : Metasediment-Hosted Fault-Vein (TN Veins).

        Type I mineralization occurs at depth to the north in mafic volcanic rocks, and roll over at the Pamour Unconformity breaking up into Type II mineralization, then dip steeply to the south as Type III mineralization. The steep, south-dipping Type III mineralization also propagates at depth and rolls over in brittle greywacke beds and conglomerates near the Pamour Unconformity.

        Type I mineralization occurs over 600 m of strike and/or dip length (e.g. the 51 Vein). Veins are filled with quartz-albite-calcite filled with minor amounts of tourmaline, chlorite, sulphides, and gold. Pyrite and sphalerite are dominant sulphide minerals, with local chalcopyrite also noted. Free gold is commonly noted in the quartz veining.

        The Pamour Unconformity represents a refraction surface, or "hinge," where vein structures change orientation. Type II mineralization is dominant south of this unconformity, hosted in conglomerates and greywackes as sheeted quartz veins or stockwork stringers resulting in repeated "inverted horseshoes" that plunge approximately 30(0) to the East. Ore shoots are typically 30m to 60m high, 30m to 45m wide, and up to 1,200m in length (along plunge). Gold is typically associated with finely disseminated pyrite and pyrrhotite (up to 3%) around a series of narrow (2.5cm to 7.5cm) stacked quartz stringers that dip gently to the southeast. Sphalerite and galena occur in minor to trace amounts overall, but where they occur in greater amounts, coarse free gold is usually present.

        Type III mineralization generally exhibit steep dips and strike slightly more northerly than stratigraphy. Typically they form a conjugate set to Type I mineralization. The vein zones typically range from 0.3m to 4.5m wide, up to 45 m in strike, and 600m

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        down dip. Type III mineralization is characterized by
        ankerite-sericite-albite alteration haloes containing disseminated pyrite, pyrrhotite, arsenopyrite, sphalerite, galena, and gold. Gold occurs both as free, coarse clusters in quartz, and as minute inclusions in pyrite and pyrrhotite disseminated in the wall rocks.

3.3     HOYLE POND MINE

        The gold deposits of the Hoyle Pond, Owl Creek and Bell Creek mines are located in the southwestern Abitibi Greenstone Belt of the Superior Province in the Canadian Shield. They occur 4.5km north of the Destor Porcupine Fault zone, which marks a regionally extensive and economically important structural break that extends from the Timmins area into northwestern Quebec. Rocks hosting the gold deposits are correlated with the lower part of the regional Tisdale Group. The volcanic stratigraphy in the mine area consists of Archean aged (2703 to 2698 Ma) komatiitic flows (ultramafic units) defining the core of a large antiformal structure. Flanking the ultramafics are 200-600 meters of massive to pillowed tholeiitic basalts (mafic volcanic units). The volcanics are bounded to the north and south by thin graphitic sediments grading outward to intercalated argillite and greywackes of the Porcupine Group. These units generally contain a northeast (070(degree)) striking and steeply north dipping S2 foliation, parallel to regional structures throughout the Porcupine Camp. Intrusive rocks are limited to quartz and quartz-feldspar porphyry bodies and late, north trending diabase dykes, which crosscut all units.

3.3.1   STRUCTURE AND ALTERATION

        The Hoyle Pond main zone and 1060 zone deposits, both of which are presently in production, occur on opposite limbs of an open, northeast plunging F2 antiformal structure, hosted within carbonitized north dipping tholeiitic basalts. The 7 vein system occurs in a series of stacked, flat to gently northeast dipping veins in the nose of the antiformal structure. Mineralization occurs as coarse free gold in white to grey-white quartz veins with a variable ankerite, tourmaline, pyrite and local arsenopyrite content. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system and carbonate-sericite, plus fuchsite with pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structure.


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3.3.2   MINERALIZATION

        The Hoyle Pond main zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance), folded on a small scale with moderate west and northeast plunging axis. The 1060 zone consists of at least five main vein structures (B1, B2 and B3 zones, A zone and Porphyry zone) with orientations ranging from north to northeast and generally subvertical dip. The veins are strongly boudinaged with the long axis of the boudin-oriented subhorizontal to shallow west-southwest plunging.

        A series of auriferous zones occurs along what is termed the south trend, stretching from the Bell Creek deposit in the west for 6.4km to the 1060 zone (includes Blackhawk-Vogel deposit, Owl Creek West, Owl Creek, Owl Creek East and the 950 zone). Mineralization in these zones consists of quartz-ankerite veining with varying amounts of pyrite, pyrrhotite and free gold. Alteration includes carbonate, sericite, carbon and hydromuscovite.

3.4     DOME MINE

        The Dome Mine lies on the south limb of the large scale Porcupine Syncline in an area where Archean metavolcanics are overlain by metasedimentary rocks.

        At the mine site, the local sequence of north dipping metavolcanics and metasedimentary rocks has been folded to form a northeasterly plunging structure, referred to as "Greenstone Nose". The sediments are draped around this structure and form the "Sedimentary Trough" on the south side. Conglomerate is most common nearest the volcanics and in the Trough.

        Immediately south of the "Sedimentary Trough" lies an east-west striking, highly strained zone in which magnesium-rich, carbonatized rock occurs. This highly altered zone corresponds to the trace of the ductile Dome Fault interpreted to represent a branch off the main Destor-Porcupine Fault. To the west, the Dome Fault Zone passes between two major porphyritic intrusive bodies: the Paymaster and the Preston. The zone then grades through a chlorite and talc-rich assemblage before joining the main Destor-Porcupine Fault. To the east, lenses of porphyry, similar compositionally to the main porphyry bodies, occur within the Dome Fault Zone. Chlorite and talc-rich assemblages similarly represent the eastern extremity of the zone before being truncated by the Burrows-Benedict Fault.

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        To the south of the Dome Fault Zone are the "Southern Greenstones", a
        south-dipping sequence of basalts consisting of massive and pillowed flows. "Southern Greenstone" basalts are more mafic than the flows of the "Greenstone Nose". Their anomalous southerly dip suggests that a major structural break exists along the Destor-Porcupine deformation zone, which dips steeply north and is identified by a well-marked talc-chlorite zone. This deformation zone passes about one kilometre south of the mine workings.

        Quartz-olivine diabase dykes cut through the main mine area in several places and are the only post-ore rock type observed. They occur as a single 30ft dyke in the open pit area and as several narrower dykes that cut the Dome Fault in the Blueberry Hill area. These dykes belong to the "Matatchewan Swarm," a north-south trending set of early Precambrian quartz-olivine dykes that crosscut the Timmins-Matatchewan area.

3.4.1   STRUCTURE

        The main structural feature in this area is the Porcupine Syncline. The south limb of the Porcupine Syncline has been locally truncated by the Dome Fault. At depth, the Dome Fault appears to merge with the Destor-Porcupine deformation zone. Felsic quartz-plagioclase porphyritic intrusions are deformed by the Dome Fault. The general foliation within the Mine has a northeast strike and north dip.

3.4.2   ALTERATION

        The majority of rocks observed at the Dome Mine are altered to lower greenschist facies. Dominant alteration types are: carbonatization; sericitization; silicification/albitization; and chloritization. Carbonatization is associated with all of the mineralization at Dome Mine. Sericitization occurs in porphyry and accompanies ankerite in carbonatized greenstone. Chloritization is common throughout the basalts and is especially intense adjacent to zones of intense carbonatization.

3.4.3   MINERALIZATION

        Several styles of mineralization are recognized in Dome Mine. Some styles are preferentially developed in particular rock types. There are 2 dominant (Types I and II) and 3 subordinate mineralization styles (Types III, IV and V):


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        Type I: Long narrow veins parallel to the foliation and the general trend of the formation. It includes three types of veins: ankerite veins (at flow contacts in the "Greenstone Nose"), quartz-tourmaline veins (in the rocks of the Dome Fault Zone), and quartz-fuchsite veins, (predominantly in "carb rock");

        Type II: Lenticular or irregular "tension" veins in massive rocks or crossing schistosity in schistose rocks. It consists of two styles of veining: En echelon veins in massive flows in "Greenstone Block" and "Stockworks" in porphyries, "Highly-Altered Rock" and sediments;

        Type III: Mineralized Rock (gold is associated with disseminated pyrite and/or pyrrhotite with little or no veining);

        Type IV: Silicified Greenstone - occurs only within the greenstone "xenolith" within the Dome Fault Zone;

        Type V: Narrow Quartz Vein Zones - within the slate/greywacke, vertical to steep northerly dipping narrow veins striking ENE.

        Gold occurs primarily as native gold in quartz or ankerite veins. Tellurides have been recognized, but constitute a very minor source of the total gold production. Silver is recovered as a by-product in a ratio of about one ounce of silver to six ounces of gold. Sulphides are present in all ore types, and average about two to three percent. Pyrites with lesser pyrrhotite are the dominant sulphides; chalcopyrite, sphalerite and galena are found locally.


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4.0     MINERAL RESOURCES & MINERAL RESERVES

4.1     INTRODUCTION

        The estimation of Mineral Resources for the underground (Dome, Hoyle
        Pond), open pit operation (Dome) and open pit project (Pamour), has been completed by PJV mine personnel in the course of business and has been reviewed by SRK. In general, the Mineral Resource estimation is based on data derived from surface and underground drilling, chip and muck sampling.

        Mineral Resources have been classified as Measured, Indicated and Inferred Mineral Resources based on the level of confidence in their estimation as per industry standards. The technique used is specific to each operation and deposit based on the continuity of the geometry and grade of the mineralization. The quality of the estimates of the Mineral Resources is adequate to derive Mineral Reserves. SRK has not re-calculated Mineral Resources and Mineral Reserves estimates for each asset. SRK has, however undertaken sufficient verifications to certify the quality of the estimation.

        For reporting purposes, Kinross have used a gold price of US$300/oz Au for the Mineral Reserves. Mineral Resources have been reported by Kinross as the incremental material contained within the Mineral Reserve calculated at a gold price of US$325/oz. Au, but outside the reserve at US$300/oz. Au.

4.2     PAMOUR MINE

4.2.1   INTRODUCTION

        The Pamour deposit was mined between 1936 and 1996, principally as an underground operation. Small-scale open pit mining started in 1976 and continued until 1999. Most of the data used for resource and reserve estimates was developed between 1976 and 1999 and from two more recent drilling programs undertaken by Kinross and their partner.

4.2.2   DATA

        The historic data summarized in Table 4.2.1 consists of both underground and surface diamond drilling. A drillhole location map for the Pamour deposit is shown in


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        Figure 4.1. Most of the diamond drill holes include downhole survey data. Underground drilling on each of the 60m development levels occurs as vertical fans along most of the 15 m spaced geological grid fences. Diamond drilling on the Pamour property totaled 968,607 m in 15,823 holes, prior to 2000.

TABLE 4.2.1: HISTORIC DRILLING AT PAMOUR

================================================================================
PERIOD                                     NUMBER OF HOLES        METERS DRILLED
--------------------------------------------------------------------------------
Historic                                            15,823               968,607
2000                                                    61                 5,704
2002                                                    29                 7,313
Total                                               15,913               981,624
================================================================================

        Lesser amounts of definition drilling on 7.6m intermediate fences occur throughout the deposit specifically to test local high-grade zones. Surface drilling was typically done on the 15m geological grid fences.

FIGURE 4.1:  PAMOUR DRILLHOLE LOCATION MAP






                                   [PICTURE]






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        Assaying of drill hole data for the Pamour deposit was done by either traditional fire assay ("FA") or atomic absorption spectrometry ("AA"). Between 1934 and 1970, fire assaying was used exclusively. In August 1996, a change was made to fire assay with atomic absorption finish ("FA-AA").

        Approximately 50% of the samples in the database were analyzed by AA. There has been some recent concern that a significant portion of the database was analyzed using potentially sub-optimal techniques. However, the fact that all production assaying and diamond drill core assaying was analyzed by AA between 1970 and mid-1996 with no significant reconciliation issues identified, suggests that the potential impacts are small and gives an adequate measure of comfort for the use of this data.

        In 1996, a check assay program was implemented on new drill core samples, whereby every tenth sample was sent to another lab for check analysis. A total of 1,225 check assays were completed at three different laboratories (Chemex, Abilab, and Swastika).

        In order to test the validity of the AA assaying, Royal Oak performed check fire assays on coarse rejects for 744 samples. From simple scatter plots and basic bivariate analyses, the PJV personnel completing the resource estimate concluded that there is no significant bias with the AA data. The correlation coefficient between FA-AA and AA samples is 0.53, which is poor but not unreasonable given the high relative nugget effect and that the re-run samples were from bulk rejects rather than pulps. However, due to clipping of the scatter plots at 3.1g/t it is unclear if this is due to higher grades in the high-grade samples for the FA-AA analyses.

        In 2000, Kinross completed a drill program to test the accuracy of the previous block model in several, sparsely drilled zones. For this program, 5,704m of drilling were completed in 61 holes. The holes were drilled mainly as BQ (36.4mm) size core, with some holes drilled as NQ (47.6mm) when attempting to penetrate stoped areas. The holes were laid out by a surveyor for directional accuracy. Core samples were taken on 1.5m intervals on average. Shorter or longer samples were taken where distinct veining or abrupt changes in host lithologies occurred. Kinross used Swastika Laboratories, of Swastika, Ontario for analytical work. Analyses were by FA-AA methods. No additional check assay program was performed beyond the internal Swastika quality control.


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        Diamond drilling in the area of the Pamour Deposit continued following the formation of the PJV in 2002. Twenty-nine holes, totaling 7,313m, were added in the database. These holes were primarily located at the east end of the deposit filling in areas where the historical Royal Oak/Kinross property boundary once existed. All holes were drilled with BQ size core. Sampling was done on 1.5m intervals on average, with variable sample size taken where changes in mineralization, alteration or lithology warranted. All assaying was done by FA-AA finish at XRAL Laboratories, of Toronto, Ontario. Post drilling, 10% of the samples were put through a QC program early in 2003. Results are pending.

4.2.3   CONTINUITY OF MINERALIZATION

        There are three distinctive mineralization styles at the Pamour property. In progressive order, from north to south, they are:

        TYPE I - METAVOLCANIC-HOSTED FAULT-VEIN (NARROW VEIN);

        The Type I veins can extend over 600m in strike and down dip (e.g. the 51 Vein). They vary in thickness from a few centimeters to a metre, with an average true width of 0.75m.

        TYPE II - EXTENSION-VEIN (BULK);

        Gold in the Type II mineralization is typically associated with finely disseminated pyrite and pyrrhotite around a series of narrow (2.5cm to 7.5cm) stacked sheets of quartz stringers that dip gently to the southeast. Ore shoots are typically 30m to 60m high, 30m to 45m wide, and up to 1,200m in length along their plunge.

        TYPE III - METASEDIMENT-HOSTED FAULT-VEIN (TN VEINS).

        The Type III, TN veins, generally dip steeply to the south and strike slightly more northerly than stratigraphy. They are the conjugate set of the north dipping metavolcanic-hosted variety. Typically, the vein zones are 0.3m to 4.5m wide, up to 450m in strike, and 600m down dip.

        A simplified geologic model shows the Type "I" narrow vein mineralization at depth from the north, rolling over at the Pamour Unconformity, breaking up into Type "II" bulk mineralization, then dipping steeply to the south as Type "III" TN narrow vein mineralization. (See Figure 3.2) The steeply south-dipping Type III TN narrow veins

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        also propagate at depth and roll over in brittle greywacke beds and conglomerate near the Pamour Unconformity.

        Although the mineralization types are genetically and spatially linked, the extension-vein bulk mineralization (Type II) is the dominant mineralization type amenable to open-pit mining. Type II mineralization occurs in the conglomerate and greywackes as sheeted quartz veins or stockwork stringers where the two types of narrow vein structures (Types I and III) intersect. The resulting "inverted horseshoe" of mineralization plunges at about 30(0) to the east. This model is vertically repetitive at about 60m to 120m intervals.

4.2.4   COMPOSITING & GEOSTATISTICAL ANALYSIS

        Assay intervals were composited on 3m lengths down hole ignoring lithological and domain boundaries, to provide equal support lengths. Intervals that were not sampled were converted from null values to 0.03g/t to better represent the local gold background values in the rock. A total of 202,339 composites were includes in the composite database. All composites located in mined stopes and high-grade composites located in vicinity of these stopes were flagged separately and not used for the grade interpolation.

        In order to minimize the effect of local extremely high-grade values, high-grade drill hole composites were trimmed to threshold values identified in previous studies. See Table 4.2.2. Recent validation work of the data using different techniques show that in most cases the trimming values used are appropriate. In two of the five domains, the selected values are considered by SRK to be conservative.

TABLE 4.2.2: COMPOSITE TRIMMING

================================================================================
     FAULT BLOCK                    DOMAIN                    TRIMMING THRESHOLD
                                                                           (G/T)
--------------------------------------------------------------------------------
               1           1.0, 2.0, 3.0, 1.1, 4.0              17.1, 27.4, 24.0
               2      1.0, 2.0, 3.0, 4.1, 1.1, 4.0              17.1, 27.4, 24.0
               3      1.0, 2.0, 3.0, 4.1, 1.1, 4.0               17.1, 27.4, 3.4
               4      1.0 ,2.0, 3.0, 4.0, 4.2, 4.1               13.7, 3.4, 8.6
               5                1.0, 2.0, 3.0, 4.0                      7.9, 5.1
               6                1.0, 2.0, 3.0, 4.0                      7.9, 5.1
================================================================================


--------------------------------------------------------------------------------
SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 47
--------------------------------------------------------------------------------

4.2.5   MINERAL RESOURCE ESTIMATION

        The 2002 block model is a derivative model based upon the 2000 Kinross resource model. A Block size of 6.2m x 6.2m x 6.2m was selected to reduce the smoothing effect observed with the larger blocks used in pre-2000 models. To better resolve lithological, domain, fault block and stope boundary surfaces, the model was sub-blocked at these boundaries to a minimum of 3.1m x 3.1m x 3.1m. The existing pit surface was generated from survey data and topographic DTM. The overburden-bedrock contact is based upon diamond drill data. A total of 36 separate triangulated models that included overburden, tailing material, mined stopes and lithological domain models were completed and inserted in the rock model.

        The gold grades were interpolated into blocks using Ordinary Kriging. Variogram models developed for each domain and fault block consisted of a nugget and two spherical structures. Ellipsoidal searches were used, with a minimum of two composites required for an estimate and a maximum of 16 allowed.

        All domain and fault boundaries were treated as hard boundaries: i.e. blocks within each limit and fault block were only allowed to use composites from within that domain and fault block for estimation. Composites flagged as being in a mined out stope were not used in the estimates. Specific gravity was calculated for the different rock types based on 560 separate measurements. Overburden and tailing material specific gravities were taken from a previous study and appear to SRK to be reasonable.


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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 48
--------------------------------------------------------------------------------


    TABLE 4.2.3: VARIOGRAM MODEL PARAMETERS

============================================================================================================================
                                                                      STRUCTURE 1                     STRUCTURE 2
                                                      ----------------------------------------------------------------------
                                                               RANGE 1  RANGE 2  RANGE 3       RANGE 1  RANGE 2  RANGE 3
 FAULT      DOMAIN      AZM      DIP   PLUNGE    C0     C1    (STRIKE)   (DIP)  (PLUNGE)  C2   STRIKE)   (DIP)  (PLUNGE)
 BLOCK                                                          (M)       (M)     (M)           (M)       (M)     (M)
----------------------------------------------------------------------------------------------------------------------------
             1,2,3      342      85     -30      0.14   0.51     6         6      1.5    0.28   30         27      6
   1          1.1       142      80       0      0.34   0.27     7         12     1.5    0.27   52         32      6
              4         342      50       0      0.16   0.32     9         12     1.5    0.30   37         29      6
----------------------------------------------------------------------------------------------------------------------------
              1,2,3     340      83     -30      0.14   0.51     6         6      1.5    0.28   30         27      6
   2          1.1       142      80       0      0.34   0.27     7         12     1.5    0.27   52         32      6
              4         342      50       0      0.16   0.32     9         12     1.5    0.30   37         29      6
----------------------------------------------------------------------------------------------------------------------------
              1         342      73     -30      0.29   0.35     5         10     1.5    0.33   29         48      6
              1.1       142      80       0      0.34   0.27     7         12     1.5    0.27   52         32      6
   3          2,3       336      83     -30      0.14   0.51     6         6      1.5    0.28   30         27      6
              4         342      50       0      0.16   0.32     9         12     1.5    0.30   37         29      6
              4.1       342      83     -30      0.14   0.51     6         6      1.5    0.28   30         27      6
----------------------------------------------------------------------------------------------------------------------------
              1,2,3     342      73     -30      0.29   0.35     5         10     1.5    0.33   29         48      6
              4         342      30       0      0.32   0.28     5         10     1.5    0.22   19         43      6
   4          4.1       342      65     -30      0.29   0.35     5         10     1.5    0.33   29         48      6
              4.2       342      45       0      0.32   0.28     5         10     1.5    0.22   19         43      6
----------------------------------------------------------------------------------------------------------------------------
              1,2,3     342      73     -30      0.33   0.21     10        10     1.5    0.31   25         35      6
   5          4         350      40       0      0.14   0.50     19        15     1.5    0.14   27         29      6
----------------------------------------------------------------------------------------------------------------------------
              1,2,3     342      73     -30      0.33   0.21     10        10     1.5    0.31   25         35      6
   6          4         350      40       0      0.14   0.50     19        15     1.5    0.14   27         29      6
============================================================================================================================

    TABLE 4.2.4: SEARCH ELLIPSOID PARAMETERS

=============================================================================
                                                           STRUCTURE 1
                                                -----------------------------
                                                    RANGE 1  RANGE 2  RANGE 3
 FAULT      DOMAIN      AZM      DIP   PLUNGE      (STRIKE)   (DIP)  (PLUNGE)
 BLOCK                                               (M)       (M)     (M)
-----------------------------------------------------------------------------

                                                      30       27       4
  1         1.1         142       80        0         39       24       4
            4           342       50        0         37       29       4
-----------------------------------------------------------------------------
            1,2,3       340       83      -30         30       27       4
  2         1.1         142       80        0         39       24       4
            4           342       50        0         37       29       4
-----------------------------------------------------------------------------
            1           342       73      -30         22       36       4
            1.1         142       80        0         39       24       4
  3         2,3         336       83      -30         30       27       4
            4           342       50        0         37       29       2
            4.1         342       83      -30         30       27       4
-----------------------------------------------------------------------------
            1,2,3       342       73      -30         22       36       4
            4           342       30        0         19       43       2
  4         4.1         342       65      -30         22       36       4
            4.2         342       45        0         19       43       2
-----------------------------------------------------------------------------
            1,2,3       342       73      -30         25       35       4
  5         4           350       40        0         27       29       3
-----------------------------------------------------------------------------
            1,2,3       342       73      -30         25       35       4
  6         4           350       40        0         27       29       3
=============================================================================

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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 49
--------------------------------------------------------------------------------

4.2.6   CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES

        Mineral Reserves are classified as Proven and Probable according to the CIM definition. The Proven Reserve was derived from the Measured Mineral Resources and the Probable Reserve was derived from Indicated Mineral Resources. Mineral Reserves comprised that portion of the Mineral Resource demonstrated to be technically and economically feasible to extract.

        The Mineral Reserves are contained within an optimized pit envelope defined by a gold price of US$300/oz Au and reasonable production cost supported by a detailed pre-feasibility study. The reserves have not been adjusted for dilution other than what arises from compositing prior to grade interpolation. SRK considers that a further adjustment factor for dilution may be required and, if possible, should be addressed in the preparation of the final feasibility study. Ore loss is built into the optimization and scheduling process and represents a loss of 5% of the ore present in the design pit.

4.2.6.1 MINING METHOD

        Mining will be by conventional open pit methods utilizing a primary mining fleet of large shovel/excavator type loaders and CAT 785 haul trucks. Pit slopes will be dependent on rock type with variable bench heights (12m in waste, 6m in ore) to facilitate grade control requirements. Haulage ramps will be 32m wide at a maximum grade of 10%.

4.2.7   MINE PLAN

        The Pamour Project feasibility study and permitting process are scheduled for completion by the end of 2003 for PJV approval in early 2004. Construction of the haul road and major infrastructure will be completed by late 2004. Stripping will begin in late 2004 and full-scale ore mining will be achieved in mid 2005.

        The current mine plan for the Pamour open pit calls for mining 133.2Mt of waste and 38.6Mt of ore over the 8 year mine life that will ultimately produce 1.6M ounces of recovered gold. The LoM production schedule for the Pamour open pit is detailed in Section 5 in Table 5.1.3.

        The mining rate for Pamour starts at 32,000tpd combined ore and waste and peaks at 77,000tpd. Inferred material will be handled as is appropriate for the grade of this material. Lower grade material will be stockpiled if necessary in Periods 1 through 9

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

Kinross Gold Corporation
Independent Technical Report                                             Page 50
--------------------------------------------------------------------------------

        and re-handled after the mining is complete. During the mine life, mill grade material is re-handled for shortfalls in the direct mine feed and the remaining majority at the end of the mine life.

4.2.8   MINERAL RESOURCE & MINERAL RESERVE CLASSIFICATION

        Mineral Resources are classified under the categories Measured, Indicated and Inferred Mineral Resources as per CIM definitions. Classification of the resources reflects the relative confidence in the grade estimates, primarily as a function of sample spacing relative to geological and geostatistical observations made regarding the continuity of mineralization.

        The Measured category at Pamour consists of material that is estimated within the radius defined by the range of the first spherical variogram structure. The Indicated category is that material which falls between the Measured radius and the radius defined by the range of the second spherical variogram structure. The Inferred category is that material between the Indicated maximum radius and a radius defined as 1.5 times the range of the second variogram structure. SRK considers the grade estimation for Pamour to be of good quality with appropriate classification assignments. SRK considers the Mineral Resources to be sufficiently well defined to derive Mineral Reserves.

        Mineral Reserves are classified under the Proven and Probable Reserves categories in accordance with CIM definitions. Proven Mineral Reserves correspond to the Measured Mineral Resources above mining cutoff that are located within the optimized pit limits. Probable Mineral Reserves are the portion of the Indicated Mineral Resources above the mining cutoff and located within the optimized pit limits.

4.2.9   MINERAL RESOURCE & MINERAL RESERVE STATEMENT

        Table 4.2.5 presents the Mineral Reserves as of December 31, 2002, for the Pamour Project. The Mineral Resource numbers represent the difference between the Mineral Reserves at a gold price of US$325/oz and the Mineral Reserves at a gold price of US$300/oz. As such SRK regards the Resource to be somewhat conservative due to the fact that the stated measured and indicated resources have undergone a significantly greater technical demonstration of mineability than is required.

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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 51
--------------------------------------------------------------------------------


TABLE 4.2.5: MINERAL RESOURCES & MINERAL RESERVES, PAMOUR PROJECT, DEC. 31, 2002

======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                   178   0.88      4,000    2,318   1.06     79,000    2,495   1.05     83,000
Kinross Share             87   0.88      2,000    1,136   1.06     39,000    1,223   1.05     41,000
(49%)
======================================================================================================


======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                 5,053   1.42    230,000   31,065   1.38  1,376,000   36,118   1.38  1,606,000
Kinross Share (49%)    2,476   1.42    113,000   15,222   1.38    674,000   17,698   1.38    787,000
------------------------------------------------------------------------------------------------------
Reserves stated at Resources are based upon full technical-economic design Resources are exclusive of
US$300/oz. at US$325/oz. reserves.

4.3     HOYLE POND MINE

4.3.1   INTRODUCTION

        Mine personnel have completed the estimation of Mineral Resources for the Hoyle Pond underground operation. In general, the Mineral Resource estimation is based on data derived from diamond drilling and chip sampling. SRK has not recalculated the Mineral Resources estimate, we however, have checked the methodology and calculations.

4.3.2   DATA

        The drillhole database contains more than 7,000 holes, most of which have been drilled from underground. The extensive underground development has provided an excellent drilling base for exploration and Mineral Resources delineation drilling. BQ or equivalent core size is used in the mine area. Hole length varies from several tens to a few hundred meters. Collar locations and drillhole deviations were measured by survey and included in the database.

        For Mineral Resource estimation purpose, drill holes are planned at spacings of from 15m x 20m up to 25m x 25m. All drill core is logged for rock type, structure, alteration characteristics, ore minerals and RQD. Core recovery is nearly 100% and the rock quality is good. Wall rock is only sampled where mineralization is present.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 52
--------------------------------------------------------------------------------

        The sample length is typically of 1.5m but may be adjusted to the width of narrower mineralization and geological contacts. Under these conditions, the sampling length is reduced to intervals ranging between 0.6m to 1.0m. Mineralized zones and adjacent wallrock are sampled to ensure full coverage of the potential pay zone. At the exploration stage samples are split and half of the core is bagged, tagged and sent to the assay laboratory. The other half of the core is retained for additional examination and testing. In the infill programs (i.e. for estimation of Measured & Indicated Resources) the entire core is sampled and shipped to the assay laboratory. This is not unusual with the narrower diameter cores used in underground drilling, where the benefit of analyzing a more representative sample (due to larger sample size) is of greater value than the loss of the retained core half for examination or other testing.

        Chip samples are collected in development headings and stopes to estimate the as-mined grade and for Mineral Reserve estimation. Since mineralized zones are typically narrow, the whole face or back is divided in different lengths representing the high grade, low grade and wallrock portions. Each unit is individually sampled. Sample lengths vary from 20cm to 100cm. Samples are bagged, tagged and sent to the assay laboratory for gold content determination. To be more representative, samples are not collected along a single line across the face but composited over the whole sampling interval. Each round is sampled, corresponding to approximately 20t of material.

        Industry-standard sampling procedures are well understood by the geology personnel responsible for sampling. Prior to July 2002, there was no QA / QC program in place, however, since then a number of duplicate samples have been collected and shipped to the assay laboratory for gold content analyses. The results of this check program were not available at the time of SRK's visit.

        Over the past year, samples were assayed at the Kinross in-house (Bell Creek) laboratory and at an external laboratory (Swastika). Following the formation of the Porcupine Joint Venture, the Dome Mine Assay Lab became the primary laboratory for all the operations and exploration projects. Exploration samples are also sent to X-Ral Laboratories in Rouyn-Noranda for analysis. In-house QA / QC procedures mainly consist of the insertion of blanks, CRM and in-house standards in each assay batch. In addition, duplicates are run on a regular basis.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 53
--------------------------------------------------------------------------------

        The Dome Mine Assay Laboratory has been recently audited for ISO certification and was successful. Sample preparation, analysis protocols, and the QA/QC program are well documented.

        Samples are prepared at the laboratory as follows. Core, chip and muck samples are crushed to -10mesh and split to a 400g sample. The 400g sample is pulverized to 95% passing 200mesh. Thirty grams of the resulting pulp is weighed and fire assayed. Gold content is determined by AA analytical methods. The remainder of the pulp is retained at the laboratory.

        As a quality control check, each assay tray contains one blank, one in-house standard and one CRM. Control sample results are checked against a previously determined limit of acceptability. If the results exceed these limits, the samples are re-assayed. Assay results are recorded on spreadsheets and electronically transmitted to the geology department. A copy of all records is kept at the lab.

4.3.3   MINERAL RESOURCE ESTIMATION

        Until recently the Hoyle Pond mine used a modified polygonal-sectional method using drill and chip sample intercepts to determine the grade of each polygonal block throughout the mine. As of the end of 2002, a 3-dimensional ("3-D") block model technique was introduced for the deeper levels of the mine below 760-level. This area represents only 4% of the Mineral Reserves, but a greater proportion of Mineral Resources.

        For the polygonal method, all information is projected on to vertical longitudinal sections. In areas where only drill holes are present, block boundaries are defined by manual polygonal estimation methods. Drill hole intercepts are derived from the sample interval and weighted by length. Mineralized intercepts that are shorter than the minimum mining width are diluted to the mining width. A zone-specific bulk density is applied to determine the mass of each block. The average resource grade is calculated as the mass-weighted average of the polygons included in the resource block.

        In areas where drill holes and development or stoping are present, Mineral Resources are estimated using both chip samples and drill hole data. The mineralized zones are split in sections. Chip samples are composited over the width of the section to represent one single value that is reported on the longitudinal section. The average

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

Kinross Gold Corporation
Independent Technical Report                                             Page 54
--------------------------------------------------------------------------------

        grade and mass of each section is calculated and then tabulated to estimate the grade of the mineralized block.

        As mentioned above, a block modeling technique was implemented in 2002 to estimate the Mineral Resources and Mineral Reserves of the narrow (0.5m) "B" veins and "UP" vein located below the 760-level. Statistical analysis of the drill holes located in the area and above the 760-level was carried out to determine the estimation parameters to be used. Assay capping and search ellipse values are similar to those used in the polygonal technique. A block size of 5m x 5m x 5m with sub-blocking to 0.5m was selected to best fit the narrow mineralization. Block grades were estimated using Ordinary Kriging interpolation. To limit the influence of high-grade samples, assays grading more than 20g/t were limited to 50% of the reduced search ellipse or 0.375 times the range from the variogram models. As a validation tool, mine personnel compared block model sections to drill hole sections. The results were judged to be satisfactory.


TABLE 4.3.1: MINERAL RESOURCE ESTIMATION PARAMETERS

==========================================================================================================
ASSAY CAPPING                                         DETERMINED USING 95TH PERCENTILE
----------------------------------------------------------------------------------------------------------
                          1060 Zone                               100g/t
                          Others                                  200g/t

Minimum Mining Width      1.2 m                                   Cut & fill, Shrinkage
                          1.8m                                    Long hole, panel mining
Rock Mass Density         1060 Zone                               2.8t/m3
                          Others                                  2.68t/m3
Interpolation Method      Modified Polygonal and sectional
                          method
                          3D Block model below 760 level
Mineral Resources         Measured                                Projection to 5m max from
Classification                                                    development
                          Indicated                               Projection from 5m to 25m from
                                                                  development but generally limited
                                                                  to a 10 m distance.

                          Inferred                                Projection to 25m max from drill
                                                                  hole or search ellipsoid of 25m for
                                                                  block model
==========================================================================================================

4.3.4   CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES

        Based on CIM definitions, Measured and Indicated Mineral Resources have been converted to Proven and Probable Mineral Reserves by applying appropriate mining factors such as dilution and mining recovery factors. Each proposed mining block is

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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 55
--------------------------------------------------------------------------------

        validated by a detailed economic analysis. After determination of the appropriate mining method, the block is diluted and the gross revenues are calculated. The operating cost including development; stoping; process; and administrative costs are calculated and compared against the gross revenue. Each block demonstrating a positive cash flow is transferred to the appropriate Mineral Reserve category and subtracted from the Mineral Resources. The new Mineral Reserve block is incorporated into the LoM plan. The Table 4.3.2 below shows the different parameters used in the Mineral Reserves estimation process.


TABLE 4.3.2: MINERAL RESERVES ESTIMATION PARAMETERS

================================================================================================
Gold Price                 US$300/oz
Exch. Rate                       1.5

Mining method              Long Hole    Cut & Fill    Shrinkage      Panel     Mech. C&F
Cut off Grade g/t                6.1           7.8          6.4        6.3           5.6
Mining Dilution                  30%           10%          10%        10%           20%

Dilution grade             1060 Zone       HP Zone         7 VN     Others
                             0.8 g/t       0.6 g/t      0.8 g/t    0.8 g/t

Process Recovery                Based on tailing grade estimate for each zone

Mineralized Zones            HP Zone          7 VN          B1          B3         Porph
Tailing grade                0.3 g/t       0.5 g/t       1.5 g/t    3.0 g/t      1.0 g/t

Mineral Reserves              Proven       Projection to 5m max from development
Classification                             Mining block developed on 3 sides
                              Probable     Projection to 25m max from development or drill hole
                                           but generally limited to a 10m distance.
                                           Mining block partly or not developed
================================================================================================

4.3.4.1 MINING METHOD

        Mining methods used are cut and fill, shrinkage, panel and longhole methods. The percentage of ore production by mining method for 2003 is 34% longhole, 31% cut and fill, and 23% shrinkage. The balance of production is made up by other development such as drifting (7%) and raising (2%).

4.3.4.2 RECONCILIATION

        The responsible geologist, who maps and samples the working face or back, visits stopes daily. Chip sampling is used to determine the ore production grade and to

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

Kinross Gold Corporation
Independent Technical Report                                             Page 56
--------------------------------------------------------------------------------

        estimate the Mineral Reserves or Resources. To estimate the daily production grade, muck samples are collected in addition to the chip samples. For development headings, cut & fill and panel-mining stopes, the mined grade is estimated using primarily chip samples or a combination of chip and muck samples. For the shrinkage and longhole stopes, daily grade is estimated from the muck samples. The frequency of muck samples taken is of 1 sample per 20 tonnes. For 2002, the production estimates of tonnage and grade of ore shipped to the mill agreed very closely with the mill figures. The production estimate was 472kt grading 12.0g/t Au and the mill reported receiving 444kt, grading 11.9g/t. This represents a discrepancy of 6% for tonnage and 1% for the grade.

TABLE 4.3.3: MINE PRODUCTION VS. ORE MILLED COMPARISON (100% SHARE BASE)

  ===================================== =====================================
               PRODUCTION                              MILLING
  ===================================== =====================================
    K TONNES      AU G/T       GOLD KG    K TONNES      AU G/T       GOLD KG
  ------------------------------------- -------------------------------------
         472        12.0         5,643         444        11.9         5,278
                                               94%         99%           94%
  ===================================== =====================================

        Mineral Reserve blocks are compared to production and milled figures on an annual basis. In 2002, the milled tonnage was 50% higher than the Mineral Reserves figures, while the grade was 15% lower. There was a net increase in gold content of 128% reported by the mine and mill above that estimated in Mineral Reserves.

TABLE 4.3.4: MINERAL RESERVES VS. MILLING COMPARISON. (100% SHARE BASE)

  ===================================== =====================================
               PRODUCTION                              MILLING
  ===================================== =====================================
    K TONNES      AU G/T       GOLD KG    K TONNES      AU G/T       GOLD KG
  ------------------------------------- -------------------------------------

         296        14.0         4,136         444        11.9         5,278
                                              150%         85%          128%
  ===================================== =====================================

        The difference in the milling tonnage is explained in part by the presence of numerous small ore shoots found in the vicinity of the main ores zones, but which are usually too small to be identified by drilling. When encountered, these shoots are typically mined if the internal waste does not render their extraction uneconomic. The very large additional material (148t @ 7.7g/t) includes both the additional ore found and the waste necessary to be mined with it as dilution. SRK notes that a significant component of resource not in reserve was mined as ore, which brings the results into a closer correspondence.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 57
--------------------------------------------------------------------------------

4.3.5   MINE PLAN

        The Hoyle Pond underground LoM plan runs through 2009 for a mine life of 7 years. At an average production rate of 1,216tpd, the mine produces over 444,000tpy at an average grade of 10.43g/t Au, and an average process recovery of 88%.

4.3.6   MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

        Mineral Resources are classified under the categories Measured, Indicated and Inferred Mineral Resources as per CIM definitions. Classification of the resources reflects the relative confidence in the grade estimates, primarily as a function of sample spacing relative to geological and geostatistical observations made regarding the continuity of mineralization.

        At Hoyle Pond, Measured category material is that estimated within 5m of actual development. Indicated category material is that which falls between 5m and 25m from development but is generally limited to a 10m distance while Inferred category material is that between 10m and 25m from development.

        Below the 760-level, where Mineral Resources have been estimated using block-modeling techniques there are no Measured Mineral Resources. Indicated Mineral Resources consist of blocks estimated using a search ellipsoid of 0.75 of the variogram structure while the Inferred category is estimated using a search ellipsoid of 1.25 times the variogram structure. SRK considers the grade estimation to be of good quality and the classification methods applied to be appropriate, and that the Mineral Resources are sufficiently well defined to derive Mineral Reserves.

        Mineral Reserves are classified into Proven and Probable Reserves categories. Proven material corresponds to the economic portion of the Measured Mineral Resources. Probable Mineral Reserves are the economic portion of the Indicated Mineral Resources. SRK notes that detailed economic analysis is carried out for each proposed mining block before conversion to a Reserve category.

4.3.7   MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

        Table 4.3.5 presents the Mineral Reserves as of December 31, 2002, for the Hoyle Pond portion of the PJV Project. The Mineral Resource numbers represent the difference between the Mineral Reserves at a gold price of US$325/oz and the Mineral Reserves at a gold price of US$300/oz. As such SRK regards the Resource to be

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        somewhat conservative due to the fact that the material in question has undergone a significantly greater technical demonstration of mineability than is typical.


TABLE 4.3.5: MINERAL RESOURCES & MINERAL RESERVES, HOYLE POND MINE, DEC. 31, 2002

======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Hoyle Pond                43   8.68     12,000       78   6.78     17,000      121   7.45     29,000
Kinross Share (49%)       21   8.68     6,000        38   6.78      8,000       59   7.45     14,000
======================================================================================================

======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Hoyle Pond (u/g)         328  12.99    137,000      560  12.44    224,000      888  12.64    361,000
Kinross Share (49%)      161  12.99    67,000       274  12.44    110,000      435  12.64    177,000
======================================================================================================

Reserves stated at US$300/oz. Resources are based upon full technical-economic design at US$325/oz.
Resources are exclusive of reserves.

4.3.8   MINERAL RESERVE HISTORIC AND RECONCILIATION

        Figure 4.2 shows the history of the Mineral Reserves and cumulative gold production since the mine's inception in 1985. This graph shows very aggressive estimates for the period between 1996 and 1999, but that more recent estimates conform better to the first 10 years. In 2000, the Possible Reserve category was abandoned and this is also reflected in the graph.

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    FIGURE 4.2:  HISTORIC PRODUCTION AND MINERAL RESERVES

*Based on 100% share of Mineral Reserve and annual production






                                   [PICTURE]





TABLE 4.3.6: MINERAL RESERVES COMPARISON 2002 VS 2001

================================================================================
                                     RESERVES        AU        CONT `D GOLD OZ
                                         (KT)       G/T                   (000)
--------------------------------------------------------------------------------
Mineral     Reserves Dec.                888       12.6                    361
2002

Mineral     Reserves Dec.                921       13.8                    407
2001

Difference                               -33       -1.2                    -46

Year 2002 Production                     444       11.9                    169
GAIN / LOSSES                            411                               123
================================================================================

        Table 4.3.6 shows that a net gain is present in the Mineral Reserves (2002 production plus 2002 reserves estimated). The main contributing factors are:

          o    A substantial gain in 2002 production above the 2001 estimate;

          o    Development of an additional mining block below the 760 level;
               and

          o Conversion of Mineral Resources to Mineral Reserves from additional drilling and development sampling.

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4.4     DOME MINE

4.4.1   INTRODUCTION

        The Dome Mine has been in operation since 1910 and currently consists of an underground operation at depth, and a more recent open pit. Mineral Resources and Mineral Reserves are estimated for both areas using different data and methodology.

4.4.2   DATA

        The drill holes used for the model were drilled between 1910 and 1998, from both surface and underground. The holes are of mixed size; ranging from EXT (23mm) to NQ. All modern surface holes are drilled at the NQ size, and all current underground holes are drilled at the AQTK (approx.
        BQ) size. Generally, the entire drill core was sampled for assay, rather than split, with a nominal sample interval of 1.5m, except where relevant geological distinctions could be made. All surface holes drilled after 1980 were surveyed at the collar and at downhole intervals using a Tropari or Sperry Sun single shot bore hole camera. The drilling density varies significantly, but is generally 27m. The database underwent rigorous data cleaning exercises during the recent feasibility study and current data collection routines maintain the data at a feasibility level state.

        Only chip sample data taken since 1989 are used in the database currently due to poor-quality sampling procedures used prior to this date. These samples have been subdivided by veining, alteration, and lithology and are mainly stored as AutoCAD drawings. More recently, chip sample data has been collected and stored in a SMS database.

        Historical muck sample data is recorded on linens stored in the Dome vault. This data is only used to evaluate the grade of ankerite veins and select quartz veins. These narrow veins lack diamond drill data and have been defined only through underground development. Only muck sample data is used on these veins due to the poor quality of the pre 1989 chip data. Since much of the development sampled consisted of level drifting at 2.7m widths, as opposed to mining widths of 1.8m, the muck data is considered to be conservative, as it includes a higher proportion of diluting wall rock.

        Assay analysis is done on site, with the whole core sample being pulverized to -100mesh before splitting. All samples are currently assayed using fire assay with an

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        AA finish. The historical data was analyzed by variety of methods, however drill core has always been fire assayed. Chip and muck samples are crushed to -10 mesh then split down to 400g sample. The 400g sample is pulverized to 95% passing 200mesh. A 30g pulp is weighted and fire-assayed.

4.4.3   MINERAL RESOURCE ESTIMATION

        Mine personnel have completed the estimation of Mineral Resources for the Dome Mine Operation. For the underground operation, the Mineral Resource estimation process is based on data derived from underground drilling, chip and muck sampling. For the Open Pit, only surface and underground drill holes are used.

        SRK has not recalculated Mineral Resource estimates for both operations. SRK has, however, undertaken sufficient verifications and calculations to assess the quality of Mineral Resources estimate.

4.4.3.1 UNDERGROUND OPERATION

        Resource estimation methods for the Dome Mine can be divided into manual and computer-based methods. The computer-based estimations are conducted using MAPTEK Vulcan software.

        Manual methods are used in the estimation of discrete vein sets, defined primarily by development, and includes ankerite veins and veins that are predominantly quartz. This includes most narrow-vein and cut and fill Mineral Resources. The data used in these areas consists of historical muck samples, prior to 1989, and recent chip and muck samples for active stopes.

        Allowance for a minimum mining width of 1.8m and for upper and lower sill pillars (where required) is included in the Mineral Resources estimate. The trimming limit employed for manual estimates is 17.1g/t Au, with a limit of 34.3g/t Au being used in select high-grade veins. The tonnage factor used in manual calculations is 2.82t/m3.

        Computer assisted estimation methods are used primarily for the evaluation of Mineral Resources recoverable through bulk mining/long hole mining methods and vary by mineralized zone size and geometry. Larger zones (above 36,000t) are estimated in a 3-D block model with Ordinary Kriging. In addition nearest neighbor and polygonal estimates are also completed to serve as a comparison. For smaller or narrow

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        mineralization (less than 8m) a de-clustered average of drill hole composites within the mineralized envelope is used. This approach is also used to estimate Inferred Mineral Resources where data density is low.

        For estimates done by block modeling methods, a mineralized envelope is defined, based on lithology, vein geometry and morphology, and independent of apparent cutoff grades. The block models are constructed using three-metre blocks (3m x 3m x 3m) within the mineralized envelopes. Larger blocks are used outside the mineralized envelopes to reduce total model size. Blocks may be sub-blocked to 1.5m x 1.5 x 1.5m at zone boundaries and void edges. Blocks within voids have their grades set to zero and their densities adjusted to reflect whether they are empty or filled. A density of 2.79 tm /m3 is used for rock and 1.54tm/m3 is used for hydraulically filled voids.

        Block grades are estimated using 1.5m long drill hole composites that are constrained by the geologically defined hard boundaries (mineralized envelopes) of the zones. The trimming limit is evaluated statistically for each zone using 1.5-m diamond drill hole assay composites within the zone. The trimming grade is selected by evaluating the population distribution of the drill hole composites through a combination of probability plots, coefficient of variation plots, and the percentage of contained metal in sample ranges. Mineral Resources are defined from the resulting block model through the creation of solids based on a nominal 2.6g/t Au grade shell modified to reflect the interpreted continuity.

        For mineralization evaluated through an average of drill hole composites, a mineralized envelope is created using lithology, vein geometry, morphology and drill hole assays as a guide. Trimming limits, density, drill hole compositing etc. are established as for the block-modeled zones. Grade is then determined as the average of the poly-declustered drill hole composites within the resource envelope.

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TABLE 4.4.1: MINERAL RESOURCE & RESERVE ESTIMATION PARAMETERS

================================================================================
Gold Price                             US$300 /oz
Exch. Rate                                       1.50 1US$/1CN$
Drill hole spacing           9 - 18 m        Nominal 9m spacing attempted
Avg. Assay interval          1.5 m
Core sampling                Whole core

Assay Capping                Determined using break on probability plot

                             Estimate        17.1 g/t

                             H-G Stopes      34.3 g/t

Minimum Mining Width         1.2 m           Cut & fill, Longhole
Rock mass Density                            2.82 t/m3
Interpolation Method         De-clustered average of drill hole composites
                             within the mineralized envelope 3D Block model for mineralized zone larger than 36,000 tonnes

Mineral Resources            Extrapolated from development using the following
Classification               distances

                                             Quartz Veins      Ankerite Veins
                                             From     To       From     To
                             Measured        0        12.2     0        24.4 m
                             Indicated       12.2     24.4     24.4     48.8 m
                             Inferred        24.4     36.6     48.8     73.2 m

MINERAL RESERVES

                             Long Hole       Cut & Fill

Cut off Grade g/t              2.1           6.6    Dependent on dip of ore
Mining Dilution              15%-40%         5%     Dependent on whether manual
                                                    or geostat estimate
Dilution grade               0.86g/t
Mining recovery                95%

Process Recovery             Long Hole  Cut & Fill   O_PIT

                               91.6%       92.8%     87.8%
Mineral Reserves             Extrapolated from development using the following
Classification               distances

                                             Quartz Veins      Ankerite Veins
                                             From     To       From     To
                             Proven          0        12.2     0        24.4 m
                             Probable        12.2     24.4     24.4     48.8 m
================================================================================

4.4.3.2 OPEN PIT OPERATION

        The estimation approach used for the open pit mine is similar to the 3-D block modeling approach used in the underground. The block grade model used in 2002 for the Mineral Resources was developed in 1998 by Dome Mine personnel. Lithologies

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        and/or mineralization domains are treated as hard boundaries, i.e.
        blocks within each domain were only allowed to use composites from that domain. The block size selected for the model is 9m x 9m horizontally and 4.5m in the vertical direction. Grade is interpolated using Multiple Indicator Kriging. Variogram models are defined for each lithology and/or mineralized zone.

4.4.4   CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES

        Measured and Indicated Mineral Resources are converted to Proven and Probable Mineral Reserves respectively, by applying appropriate modifying factors including dilution and recovery factors. The modifying factors used to convert the Mineral Resources to Mineral Reserves have been reviewed by SRK and are considered to be reasonable.

4.4.4.1 UNDERGROUND OPERATION

        In order for the Mineral Resource to be included into the Mineral Reserve, it must meet the economic criteria of having a positive cash flow at a $US300/oz gold price at an exchange rate of US$1.00/CDN$1.50. Mining dilution, mining recovery and mill recovery factors are all accounted for in the cash flow analysis.

        The block models generated in Vulcan are evaluated using Vulcan software design tools. Detailed engineering design involves the creation of mining shapes that take into account the grade distribution of the block model, cut off grades, development requirements, ground stability, equipment selection, safety, mining dilution and mining recovery. Normally, several mining options using different mining shapes are economically evaluated to optimize the stope's cash flow.

        For zones lacking a block model, the Mine Planner uses the geological solid model to create a mining shape. Several mining shapes may be created for a single geological model. This results in different mining scenarios that are evaluated with varying development requirements, ore handling methods, ground stability, mining dilution and mining recovery. Once the mining shape options have been designed they are returned to Geology and their grade and tonnage are re-estimated to properly compare the mining option's economics.


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4.4.4.2 OPEN PIT OPERATION

        For the open pit operation, Indicated Mineral Resources grading above the cut-off grade and located within the optimized pit limits are converted to Probable Mineral Reserves. The cut-off grade is determined using historically based production costs, mining and milling recoveries and a long-term gold price of $US300/oz. In the actual pit, Mineral Reserves are not factored for dilution nor mining recovery apart from compositing prior to grade estimation.

4.4.4.3 CUTOFF GRADE

        A cutoff grade is determined for each mining method. All costs, recovery factors, dilution and revenue are taken into consideration in calculating the cutoff grades. The calculated cutoff grades are as follows:

================================================================================
                                                              OPEN PIT
                         LONG HOLE      CUT & FILL     LOW GRADE     HIGH GRADE
--------------------------------------------------------------------------------
Cutoff Grade g/t               2.1             6.6           .69           1.04
================================================================================

4.4.4.4 RECONCILIATION AND GRADE CONTROL

        In the Underground Operation, the responsible geologist who maps and samples the working face or back visits stopes daily. Chip samples are used to determine the ore production grade and to estimate the Mineral Reserves or Resources. The daily production grade estimate uses both chip and muck samples.

        For development headings and cut & fill stopes, the mined grade is estimated using chip samples or a combination of chip and muck samples, while the daily grade of the longhole stopes is estimated using the muck samples. Table 4.4.2 shows the comparison between the Mineral Reserve Estimate vs. Mill Results and Production Estimate for 2002.

TABLE 4.4.2: MINERAL RESERVES, PRODUCTION & MILL RESULTS COMPARISON
UNDERGROUND

================================================================================
            MEASURED                 INDICATED                   MEASURED &
                                                                 INDICATED
--------------------------------------------------------------------------------
     KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
           G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
--------------------------------------------------------------------------------
    178   0.88      4,000    2,318   1.06     79,000    2,495   1.05     83,000

    749    4.8      3,617      754    4.7      3,545      754    4.6      3,439
Compared to Mineral Reserves  101%    97%        98%     101%    94%        95%

                             Compared to Production      100%    97%        97%
================================================================================
Note: 100% Base share

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        The tonnage is well estimated and within 1% of the mill results. Mill grade is 0.2g/t lower than the Mineral Reserves grade of 4.8g/t and 0.1g/t lower than the estimate of the production grade. The reconciliation results are very good and support the estimation methods used.

        Grade control in the Open Pit is done using blast hole sampling. In ore, blastholes are drilled on spacing of 5m x 5m. A production block model derived from blasthole assays is created for each bench using 2.3m x 2.3m x 9m-vert. blocks. Assay results are kriged and the geology department outlines ore blocks.

        Reconciliations are carried out on a monthly basis and compiled annually. Ore is not always sent directly to the mill, and normally a large proportion of the production goes to stockpile, which is then reclaimed as required. For this reason, Mineral Reserves cannot be directly compared to the Mill reported tonnes and grade over short production periods.

TABLE 4.4.3: MINERAL RESERVES & PRODUCTION COMPARISON - DOME OPEN PIT

================================================================================
            MINERAL RESERVES                   PRODUCTION ESTIMATE

        KT     AU G/T      GOLD KG          KT     AU G/T      GOLD KG
--------------------------------------------------------------------------------
     2,920       1.64        4,790       3,618       1.61        5,828
                                          124%        98%         122%
================================================================================

        Table 4.4.3 shows the comparison between Mineral Reserves and production estimates for 2002. Production tonnage is 24% above Mineral Reserves estimate and grade is 2% lower. There is a net gain in gold content of 22%. When compared to the mill results, production grade (Pit and Stockpile) is 2% above mill figures (see Table 4.4.4 below). This suggests a slight overestimation of the production grade for the high-grade portion of the ore, which may be attributable to mining dilution. However, since low-grade material is mainly stockpiled, it is difficult to draw definitive conclusions regarding a possible bias.

TABLE 4.4.4:          MILL FEED ESTIMATE & MILL RESULTS COMPARISON

================================================================================
            MINERAL RESERVES                   PRODUCTION ESTIMATE

        KT     AU G/T      GOLD KG          KT     AU G/T      GOLD KG
--------------------------------------------------------------------------------
     2,848       1.87        5,338       2,855       1.84        5,254
                                          100%        98%          98%
================================================================================

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        The reconciliation figures above show a net gain in tonnage with a slight decrease in grade. This relationship has occurred for the last several years and 2003 will probably be similar.

4.4.5   MINING METHOD

        Mining is predominantly by modified longhole methods that will provide 97% of the tonnes produced in 2003. The balance of production is comprised of cut and fill mining (1%) and development (2%).

4.4.6   MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

        Mineral Resources are classified under the categories Measured, Indicated and Inferred Mineral Resources as per CIM definitions. Classification of the resources reflects the relative confidence in the grade estimates, primarily as a function of sample spacing relative to geological and geostatistical observations made regarding the continuity of mineralization.

        For the underground operation, the manually estimated Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources based on geological continuity and mining experience using the following distances:

    ============================================================================
      VEIN TYPE                  MEASURED          INDICATED        INFERRED
      Ankerite                      24 m            24- 49 m        49- 73 m
      Quartz                        12 m            12- 24 m        24- 37 m
    ============================================================================

        Block modeled resources for the underground operation are classified as Indicated Mineral Resources based on search ellipsoid equal to the range of the second variogram structure.

        For the open pit model, after comparative work, a kriging variance of
        1.12 was chosen as the threshold to separate Indicated Mineral Resources from Inferred Mineral Resources. There are no Measured Mineral Resources within the current pit limits. Inferred Mineral Resources are identified as those resources with a kriging variance greater than 1.12, within an optimistic pit resource shell increment. For the underground operations SRK regards the Mineral Resources estimates to be of good quality as demonstrated by the reconciliation results. For the open pit Mineral Resources estimate SRK regards the grade estimates to be of good quality but the tonnage estimates appear to be underestimated. SRK regards the classification of the

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        Mineral Resources to be appropriate as applied for both the open pit and the underground operation and sufficient to derive Mineral Reserves.

        Mineral Reserves are classified under the Proven and Probable Reserves categories. Proven material corresponds to the portion of the Measured Mineral Resources demonstrated to be technically and economically feasible to extract. Probable Mineral Reserves represents the portion of the Indicated Mineral Resources technically and economically feasible to extract. In the underground operation, detailed economic analysis is carried out for each proposed mining block. In the open pit, Probable Mineral Reserves blocks consist of blocks above the mining cutoff grade and located within an optimized pit limits. Proven Mineral Reserves is limited to only that material contained within the surface low-grade stockpile.

4.4.7   MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

        Table 4.4.5 presents the Mineral Reserves as of December 31, 2002, for the Dome Mine portion of the PJV Project. The Mineral Resource numbers represent the difference between the Mineral Reserves at a gold price of US$325/oz and the Mineral Reserves at a gold price of US$300/oz. As such SRK regards the Mineral Resource statement to be somewhat conservative due to the fact that the material in question has undergone a significantly greater technical demonstration of mineability than is usual.


TABLE 4.4.5: MINERAL RESOURCES & MINERAL RESERVES, DOME MINE, DEC. 31, 2002

======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Dome                       0    0.0          0    9,235   1.72    510,000    9,235   1.72    510,000
Kinross Share (49%)        0    0.0          0    4,525   1.72    250,000    4,525   1.72    250,000
======================================================================================================

======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Dome Total            10,935   1.03    361,000   10,936   2.00    702,000   21,871   1.51  1,063,000
Kinross Share (49%)    5,358   1.03    177,000    5,359   2.00    344,000   10,717   1.51    521,000
======================================================================================================
Reserves stated at Resources are based upon full technical-economic design at US$325/oz. Resources are exclusive of reserves.

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Independent Technical Report                                             Page 69
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4.4.7.1 MINERAL RESERVES COMPARISON DEC. 2002 VS. 2001

        The comparison of year-end Mineral Reserves shows that there is a slight increase of gold ounces at the end of 2002.

TABLE 4.4.6: MINERAL RESERVES COMPARISON 2002 VS. 2001

================================================================================
                                              KT        AU G/T       GOLD K OZ
--------------------------------------------------------------------------------
Mineral Reserves Dec. 2002                21,871           1.5       1,063,100
Mineral Reserves Dec. 2001                25,597           1.6       1,321,400
Difference                                -3,726          -0.1        -258,300
Year 2002 Production                       3,622           2.4         280,200
GAIN / LOSSES                               -104                        21,900
================================================================================
     Based on 100% share

        The open pit is relatively insensitive to downward movements in gold price given the short remaining life compared to the total that has been mined. A major expansion of the pit along the north pit wall has been studied and appears to be economically feasible at a gold price of US$325/oz. This expansion represents some 9Mt of Indicated resource above the cutoff at an average grade of 1.7 g/t Au. This strong indication of a potentially substantial increase in Mineral Reserves underscores the need to better understand the reconciliation discrepancy on tons found in the operation.

        In the opinion of SRK, that the Mineral Reserves as stated by Kinross are robust, and relatively insensitive to marginal changes in cutoff grade. This absence of marginal risk is further supported by the fact that half of the reported Mineral Reserves is contained in the surface stockpile.

4.5     OWL CREEK

        The Owl Creek deposit lies some 2,000m west of the Hoyle Pond area and represents the western extension of the deposit at Hoyle Pond. The geologic characteristics of Owl Creek are the same as those described for the Hoyle Pond deposit.

        Kinross have not reported any Mineral Reserve from the Owl Creek Area, however, a relatively small portion of the deposit has been identified as amenable to open pit mining and demonstrated to be economic at US $325/oz Au. Kinross have included this material as Measured and Indicated Resources as shown in Table 4.5.1.

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

TABLE 4.5.1: MINERAL RESOURCES, OWL CREEK DECEMBER 31, 2002

======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Owl Creek                979   2.67     84,000    1,107   2.28     81,000    2,086   2.46    165,000
Kinross Share (49%)      480   2.67     41,000      542   2.28     40,000    1,022   2.46     81,000
======================================================================================================

        Resources are based upon full technical-economic design at US$325/oz.

4.6     CONSOLIDATED MINERAL RESOURCES AND MINERAL RESERVES

        The consolidated Mineral Resources for the Porcupine Joint Venture (Hoyle Pond, Dome, Pamour and Owl Creek) as of December 31, 2002 are shown in Table 4.6.1. The consolidated Mineral Reserves of the Porcupine Joint Venture (Hoyle Pond Mine, Dome Mine and the Pamour) at December 31, 2002, are shown in Table 4.6.2.


TABLE 4.6.1: CONSOLIDATED MINERAL RESOURCES FOR THE PJV (EXCLUSIVE OF RESERVES)

======================================================================================================
                                 MEASURED                 INDICATED                   MEASURED &
                                                                                      INDICATED
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                   177   0.88      4,000    2,318   1.06     79,000    2,495   1.05     83,000
Kinross Share (49%)       87   0.88      2,000    1,136   1.06     39,000    1,223   1.05     41,000

Hoyle Pond                43   8.68     12,000       78   6.78     17,000      121   7.45     29,000
Kinross Share (49%)       21   8.68      6,000       38   6.78      8,000       59   7.45     14,000

Dome                       0    0.0          0    9,235   1.72    510,000    9,235   1.72    510,000
Kinross Share (49%)        0    0.0          0    4,525   1.72    250,000    4,525   1.72    250,000

Owl Creek                979   2.67     84,000    1,107   2.28     81,000    2,086   2.46    165,000
Kinross Share (49%)      480   2.67     41,000      542   2.28     40,000    1,022   2.46     81,000

------------------------------------------------------------------------------------------------------
TOTAL                  1,199   2.62    100,000   12,738   1.68    687,000   13,937   1.76    788,000
KINROSS SHARE            588   2.62     49,000    6,242   1.68    337,000    6,829   1.76    386,000
(49%)
======================================================================================================

Reserves stated at US$300/oz. Resources are based upon full technical-economic Resources are exclusive of reserves. design at US$325/oz.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 71
--------------------------------------------------------------------------------


  TABLE 4.6.2: CONSOLIDATED MINERAL RESERVES FOR THE PJV

======================================================================================================
                               PROVEN                    PROBABLE                TOTAL PROVEN &
                                                                                    PROBABLE
------------------------------------------------------------------------------------------------------
                          KT     AU  CONTAINED       KT     AU  CONTAINED       KT     AU  CONTAINED
                                G/T      AU OZ             G/T      AU OZ             G/T      AU OZ
------------------------------------------------------------------------------------------------------
Pamour                 5,053   1.41    230,000   31,065   1.38  1,376,000   36,119   1.38  1,606,000
Kinross Share (49%)    2,476   1.41    113,000   15,222   1.38    674,000   17,698   1.38    787,000

Hoyle Pond               328  12.99   137,000       560  12.44    224,000      888  12.64    361,000
Kinross Share (49%)      161  12.99    67,000       274  12.44    110,000      435  12.64    177,000

Dome                  10,935   1.03   361,000    10,936   2.00    702,000   21,871   1.51  1,063,000
Kinross Share (49%)    5,358   1.03   177,000     5,359   2.00    344,000   10,717   1.51    521,000
------------------------------------------------------------------------------------------------------
TOTAL                 16,316   1.39   728,000    42,561   1.68  2,302,000   58,878   1.60  3,030,000
KINROSS SHARE (49%)    7,995   1.39   357,000    20,855   1.68  1,128,000   28,850   1.60  1,485,000
======================================================================================================

Reserves stated at US$300/oz. Resources are based upon full technical-economic design at Resources are exclusive of reserves. US$325/oz.






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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 72
--------------------------------------------------------------------------------

5.0     MINING

        The mining assets of the Porcupine Joint Venture (PJV) include the proposed Pamour open pit operation, the Hoyle Pond underground mine and proposed Hoyle Pond Crown Pillar open pit, and the Dome underground and open pit mines.

5.1     PAMOUR MINE

        The Pamour deposit was mined between 1936 and 1999, principally as an underground operation. Small-scale open pit mining started in 1976 and continued until 1999. The deposit is now proposed to be operated as a conventional open-pit mine, greatly expanding upon the previously mined pit areas.

        Based on the Pamour resource model, using Whittle Four-X software, six shells were optimized as per the six-throughput/recovery options investigated. The following economic and geotechnical parameters were incorporated in the optimization process.

        o  Mining Cost             CDN$1.06/short ton plus CDN$0.01/bench
                                   increment
        o  Non-Mining Cost         Case dependent (CDN$8-CDN$12 per tonne)
        o  Recovery                Dependent on rock type (85%-92.5%)
        o  Gold Price              US$325 per ounce
        o  Exchange Rate           US$1.00=1.5 CDN$1.50
        o  Specific Gravity        Dependent on rock type (~2.8)
        o  Pit Slope               Golder Associates study (inter-ramp angle of
                                   50(degree)-55(degree))

        Case 3, 15,000tpd fine grind combination generated the highest NPV and was thus selected as the most favorable option to study further. Based on the Case 3 optimized shell a three-phase final design was completed to include benches, berms and ramps. Table 5.1.1 summarizes the proven and probable reserves contained with the final pit, i.e., the measured and indicated resources above the economic cutoff. Cutoff grades vary as different recoveries were used for each ore type but the average cutoff grade in the aforementioned pit is 0.62g/t. The Pamour LoM open-pit design for Case 3 is shown in Figure 5.1.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 73
--------------------------------------------------------------------------------

TABLE 5.1.1: PAMOUR PROVEN AND PROBABLE RESERVES IN THE LOM PLAN
================================================ ======================================
                 PROVEN                              PROBABLE
------------------------------------------------ --------------------------------------

      PHASE         KT     AU GRADE       AU OZ             KT    AU GRADE       AU OZ
                              (G/T)       (000)                      (G/T)       (000)
------------------------------------------------ --------------------------------------
          1      1,443         1.46          68         10,346       1.38          458
          2      2,879         1.36         126         17,591       1.33          751
          3        909         1.37          40          5,446       1.41          246
      TOTAL      5,231         1.40         235         33,384       1.36        1,455
================================================ ======================================
*$325/oz. Au

        Additional optimizations were performed at US$300 and US$325 gold prices. The resources and reserves at the range of gold prices are presented in Table 5.1.2. Reserves at US$300 and US$325 are designed pits while reserves at US$350 are estimated within a raw optimized shell.

TABLE 5.1.2: PAMOUR RESOURCES AND RESERVES AT VARIOUS AU PRICES
======================================================== ==================================
AU PRICE     CUTOFF     MEASURED & INDICATED RESOURCE         PROVEN & PROBABLE RESERVE
                         TONNES      GRADE   CONT. AU       TONNES     GRADE      CONT. AU

 US$/OZ        (G/T)     (000OZ)     (G/T)    (000OZ)        (000)     (G/T)       (000OZ)
-------------------------------------------------------- ----------------------------------
    300        0.68      66,466       1.28      2,724       36,119      1.38        1,606
    325        0.62      68,961       1.27      2,809       38,614      1.36        1,690
======================================================== ==================================

        Mining will be by a conventional open pit method. Pit slopes will be dependent on rock type. Bench heights will be 12m in waste while in ore they will be 6m to accommodate grade control. Ramps will be 32m wide at a maximum 10% grade.

        22t and 34t pulldown units in ore and waste will perform drilling respectively. A contractor will do blasting. Loading in waste will be by a P&H 2300-25m3-rope shovel and in ore by a 14m(3) excavator to facilitate grade control at ore-waste contacts. A fleet of 13 Caterpillar 785 (78m3/136t) haul trucks will haul waste to dumps and ore directly to the Dome Mill. Four additional trucks will be required as the pit deepens. The use of larger haul trucks will be investigated in the feasibility study.

        Ancillary equipment will consist of 2 track dozers, 1 rubber-tired dozer, 3 road graders, a water truck, lighting plants and miscellaneous service vehicles.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 74
--------------------------------------------------------------------------------

FIGURE 5.1:  PAMOUR OPEN PIT DESIGN







                                   [PICTURE]







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

Kinross Gold Corporation
Independent Technical Report                                             Page 75
--------------------------------------------------------------------------------

        Mine operating costs were derived from first principles using labor rates and prices for consumables as per the PJV 2003 operating budget. Production rates and operating costs compared favorably with those of the Dome Pit.

        Much of the equipment required for the Pamour operation will be relocated from the Dome Open Pit. The initial capital costs include the cost of new equipment not available from the Dome operation as well as rebuild costs of some of the older units.

        The production schedule for the Case 3 Pamour open pit is summarized in Table 5.1.3.


TABLE 5.1.3: PAMOUR PRODUCTION SCHEDULE

==========================================================================================================
YEAR                   2004    2005     2006    2007     2008    2009    2010     2011    2012     TOTAL
----------------------------------------------------------------------------------------------------------
Waste                 3,545   7,764   12,058  22,608   22,172  16,579  15,878   22,995   9,577   133,176
Strip Ratio                    2.59     2.40    4.50     4.40    3.30    2.90     4.20     2.1      3.45
Ore (000)                     2,995    5,024   5,024    5,039   5,024   5,475    5,475   4,560    38,616
Grade (g/t)                    1.32     1.41    1.41     1.34    1.37    1.39     1.30    1.45      1.36
Cont Au Oz (000)                127      228     228      217     221     245      229     213     1,690
Recovery (%)                   91.7     91.7    91.7     91.7    91.7    91.7     91.7    91.7      91.7
Recovered Au Oz (000)           117      209     209      199     203     224      210     195     1,565
==========================================================================================================

        The key infrastructure issues involved in developing the Pamour Project are as follows:

        o Construct a 12km haul road which will cross a provincial highway and two rivers,
        o   Re-route the provincial highway, and
        o Dyke and drain part of a lake and construct a new lake of equal volume.

        The feasibility study and permitting process are scheduled for completion by the end of 2003 for PJV approval in early 2004. Construction of the haul road and major infrastructure will be completed by late 2004. Stripping will begin in late 2004 and full-scale ore mining will be achieved in mid 2005.

        The Pamour Deposit is low grade and thus sensitive to capital expenditure. Effective utilization of capital should therefore be an objective of the feasibility study. The evaluation of heap leaching as a process alternative for the Pamour ore may offer the following opportunities:

        o   Optimization of the resource through low grade processing,

        o More efficient utilization of the mining fleet as a result of decreased ore haulage from Pamour to Dome (assuming truck ore haulage to Dome), and

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

Kinross Gold Corporation
Independent Technical Report                                             Page 76
--------------------------------------------------------------------------------

        o Maximize NPV through higher gold production sooner in the project life as compared to the Case 3, mill only option.

        Royal Oak conducted column tests and pilot heaps in 1986 followed by installation and operation of a 300,000-tpy facility in 1987. The level of success of the operation is for the most part anecdotal as much of the operating data is unavailable. Consequently SRK has drawn no conclusions from those tests.

        The PJV is currently carrying out heap leach testwork consisting of sampling and column tests. The results will be integrated into the final phase of the feasibility study.

5.2     HOYLE POND MINE

        UNDERGROUND OPERATIONS

        The Hoyle Pond operations consist of an underground mine serviced by two decline ramps and one 4-compartment shaft. The underground operations are comprised of 17 main levels, with the shallowest at 40m below surface and the deepest at 720m below surface. The Hoyle Pond ramp extends down to the 280m level and services the Hoyle Pond and 7 vein zones. The 1060 ramp extends to the 720m level and services the 1060 Zone. Underground development continues with the extension of the 1060 ramp below the 720m level. That is expected to reach the 860m level in 2003. The shaft was completed in 1997 to a depth of 720m below surface. Engineering is currently underway to determine the optimal method for ore handling below the 960m level. A surface plan and longitudinal section of the Hoyle Pond operation is shown in Figure 5.2.

        Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in 6.5t skips. The surface infrastructure consists of administration buildings, maintenance, compressed air, paste fill plant, and hoisting facilities. Current life of mine plans based on reserves and resources have production ending in 2009.


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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                             Page 77
--------------------------------------------------------------------------------

FIGURE 5.2:  HOYLE POND SURFACE PLAN & LONGITUDINAL SECTION







                                   [PICTURE]








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

Kinross Gold Corporation
Independent Technical Report                                             Page 78
--------------------------------------------------------------------------------

        Development headings driven in waste are drilled with 2 boom GD jumbos and 1 boom Atlas Copco jumbos. Ramps are driven 4m high and 4.5m wide at a gradient of 15%. Haulage drifts are 3m high by 3m wide. Both back and walls are supported with 6' resin grouted rebar on a 4ftx 4ft pattern. Auxiliary ventilation is supplied by Joy 36" - 60hp fans, and 36" flexible ducting. Six yard and two yard scooptrams are used for muck removal depending on the drift size. Ramps are designed to provide level and sub-level access for draw point mucking, production longhole drilling and exploration diamond drilling.

        The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30(0) to 90(0). Mining methods used are cut and fill, shrinkage, panel and longhole methods.

        The percentage of ore production by mining method for 2003 is 34% longhole, 31% cut and fill, and 23% shrinkage. The balance of production is made up by other development such as drifting (7%) and raising (2%).

        Conventional cut and fill, shrinkage and panel mining methods are typically employed to excavate the narrower gold bearing vein structures. Cut and fill mining utilizing either drill jumbos or jacklegs is determined by vein width. Each of the preceding mining methods is used to extract vein structures in vertical and or near horizontal attitudes. Veins mined by these methods typically range from 0.20m to 2.0m and are usually higher grade material. Mucking is accomplished by the use of appropriately sized slushers.

        Longhole methods with paste backfilling are used in wider stoping areas. Longhole levels are advanced at 60m intervals with sub levels at 20m intervals. Haulage drifts are driven in the footwall about 12m offset from the ore zone.

        Backfilling methods were traditionally a combination of rock fill and cemented slag but these methods have been replaced with high quality paste backfill delivered through fillholes from surface and distributed with a network of underground piping. A limited amount of rock backfill with cement capping is employed as well.

        Ground support is maintained using a regular 1.2m x l.2m pattern of mechanical and/or grouted rebar rock bolts. Swellex and Split Set friction stabilizers, with shotcrete or wire mesh, are used wherever localized ground conditions warrant additional support.


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

Kinross Gold Corporation
Independent Technical Report                                             Page 79
--------------------------------------------------------------------------------

        Ventilation is up cast through a large raise over the 1060 ore zone. However, a modified ventilation system would be required to develop to the east. The Hoyle Pond and 1060 ore zones are well serviced with an underground communication system and excess electrical power.

        Production drilling between sub-levels using the following patterns:

        o   widths greater than 4.5 meters:     2.5" dia. hole @ 1.5 x 1.5
                                                meter pattern
        o   widths from 1.5 and 3 meters:       2.125" dia. hole @ 1 x
                                                meter pattern
        o   widths less than 1.5 meters:        2.125" dia. hole @ 1.5 meter
                                                dice or 1.2 meter dice

        Production holes are pneumatically loaded with emulsion (1" x 12"). The wall holes are loaded pneumatically with emulsion and traced with 7/8" detonating cord with a stemming plug. All delays in narrow areas are EZ-Drifters 100/3800, wide areas use EZ-Det 25/700. Holes are double primed with 1/3lb Green Cap Boosters. Trim products are used on the walls as required.

        Mucking is accomplished with 2.5yd3 and 6yd3 remote-operated scooptrams.

        All mine equipment maintenance associated with the Hoyle Pond Mine is performed underground. Surface facilities have old maintenance shops that are not currently in use. The surface mining contractor responsible for surface mining the crown pillar at the Marlhill Mine uses some of the shops.

        All ore is trucked to the Dome Mill in 65t over-the-road trucks.

        SURFACE OPERATIONS

        The current Life-of-Mine plan for the PJV incorporates the mining of the Hoyle Pond crown pillar by conventional open-pit methods in 2004. An internal feasibility study by the PJV, with sections by external consultants, was completed in January 2003. To minimize impacts to current surface facilities, most importantly the Falconbridge tailings facilities, a "constrained" open pit option will continue to be evaluated throughout 2003.

        The constrained pit will produce approximately 98kt of ore diluted at 25% to 15.8g/t Au for a total of 49,782 contained gold ounces from a crown pillar resource of approximately 200kt tonnes at 12.3g/t Au. Overburden and waste material are

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

Kinross Gold Corporation
Independent Technical Report                                             Page 80
--------------------------------------------------------------------------------

        estimated at 1.1Mm3 and 156kt, respectively. Mining will be done by a contractor at a rate of 4,000tpd total material. The pit life is relatively short, with ore mining completed during the last three months of the total 9-month mining period.

        The mining of the Hoyle pond crown pillar will require significant infrastructure including the installation of circular steel sheet pile
        (SSP) cells, steel sheet pile walls, and dams to isolate the adjacent Falconbridge tailings management area (TMA), berms to separate the pit from the Hoyle Pond complex, relocation of the Hoyle Pond mine water settling ponds, relocation of TMA utility and access road, and installation of underground bulkheads to isolate the Hoyle Pond underground workings from the pit.

5.3     DOME MINE

        UNDERGROUND OPERATIONS

        The Dome Underground mine is in its final year of full production in 2003 after 93 years of operation that began in 1910. The mine consists of 37 levels generally spaced at approximately 45m intervals extending over 1,500m (one mile) in depth. The main production and service shaft is the No. 8 shaft which extends 1,668m in depth. The former No. 3 shaft that extends 745m in depth has been mined-through by the open-pit operation and is no longer in service. A long section through the Dome mine is shown in Figure 5.3.

        Mining is predominantly by modified longhole methods that will provide 97% of the tonnes produced in 2003. The balance of production is comprised of cut and fill mining (1%) and development (2%). There are three cut and fill stopes remaining that will be depleted in 2003.

        Most of the remaining longhole stopes are adjacent to previously backfilled stopes and incorporate 20-30% of backfill dilution. The remaining cut and fill stopes are narrow, averaging 2m in width and are being mined in 2m lifts.

        As production of the Dome Underground mine nears completion, attempts to extend the mine life are being evaluated with on-going exploration of areas within and peripheral to the mine. Extensions of the mine life will continue to rely on the No. 8 shaft and associated infrastructure.

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

Kinross Gold Corporation
Independent Technical Report                                             Page 81
--------------------------------------------------------------------------------









                                   [PICTURE]








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

Kinross Gold Corporation
Independent Technical Report                                             Page 82
--------------------------------------------------------------------------------

        SURFACE OPERATIONS

        The Dome Open Pit is being mined in three stages. Development of the final stage commenced in the summer of 1998. The pit currently extends to a depth of 207m (680ft) below original topography. The final pushback design will result in an ultimate pit depth of 366m (1,200ft) that will require the relocation of the process conveyor along the north side of the pit. Additional expansions beyond this final pushback are severely limited by the balance of existing infrastructure along the rim of the pit, including the primary crushing and mill facilities.

        Mining is conducted using conventional open-pit mining methods. All mining is carried out on 9.1m (30ft) benches. Pit wall inter-ramp angles vary from a minimum of 42(0) in porphyry (the foliation angle) to over 50(degree) in the greenstones, but average 52 degrees. Pre-split blasting and cable bolting in areas of previous underground mining intersected by the pit are used to increase slope stability. Haulage ramp gradients are set to 10%.

        Conventional open pit mining equipment is used, with the primary fleet of 2 P&H 2300 rope shovels (25m3) and 13 CAT 789 haul trucks (136t). Three CAT 992 front-end loaders complement primary fleet loading requirements, with two of the units generally in operation at all times.

        Auxiliary equipment includes three diesel-powered drills, dozers, graders, and other support equipment.

        Ore estimates for the open pit include allowances for the presence of mined-out underground workings. Open pit mining costs reflect the specialized drilling, blasting and backfilling that is required to ensure that open pit mining can proceed safely through these underground workings. Overburden encountered in the upper portions of the open pit is stockpiled for use in reclamation. Rock dumps are contoured and re-vegetated on an ongoing basis as part of normal open pit operations.


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

Kinross Gold Corporation
Independent Technical Report                                             Page 83
--------------------------------------------------------------------------------

6.0     METALLURGICAL PROCESSING

        Historically, Pamour, Hoyle Pond and Dome owned and operated their own mills as summarized in Table 6.1.1.

   TABLE 6.1.1:  STATUS OF PJV MILLING FACILITIES

================================================================================
  MILLING FACILITY     MINE               CURRENT STATUS
--------------------------------------------------------------------------------
  Pamour Mill          Pamour Mine        Closed - Slated for Demolition
  Bell Creek Mill      Hoyle Pond Mine    Care & Maintenance - 1500tpd Capacity
  Dome Mill            Dome Mine          Operating - 12,000tpd Capacity
================================================================================

        The Pamour Mine and Mill are currently shutdown. There is no plan to reopen the mill at Pamour, as the ore will be processed at the Dome Mill, the Pamour facility is slated for dismantling and removal.

        Ore from the Hoyle Pond Mine was historically (prior to the PJV) milled at the nearby Bell Creek Mill, which is also owned by Kinross (and is part of the PJV). Bell Creek is currently under care and maintenance, and all ore mined at Hoyle Pond is transported via Over-The-Road trucks to the Dome Mill. Currently there is no plan to reactivate the Bell Creek Mill.

        All ore mined by the PJV will be milled at Dome. Currently, the Dome Mine and the Hoyle Pond Mine provide feed to this mill. In the future, the mill will be expanded to also accommodate production from the Pamour Mine, which is slated for production in 2005.

        Following are descriptions of the mill assets, as they currently exist.

6.1     PAMOUR MILL

        Historical operations at the Pamour Mill are discussed below. This facility is currently shutdown, and plans are in place to dismantle and remove this facility.

        Crushing at the Pamour mill was performed in three stages, with the third stage in closed circuit. Ore from outside properties was stockpiled and crushed to minus 6 inches in a 36" x 48" Allis Chalmers surface jaw crusher.

        The secondary crusher is a 5.5' Symons standard cone crusher capable of crushing the ore to minus 1". The product of the secondary crusher was transported by conveyor to

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

Kinross Gold Corporation
Independent Technical Report                                             Page 84
--------------------------------------------------------------------------------

        a 50 ton surge bin, which fed two 8' x 16' double deck screens in parallel. The oversize material from the screens was combined and conveyed to a splitter box which fed two 5.5' Symons short head cone crushers and crushed the ore to minus 3/8". The undersize material from the screens, at minus 0.333" was conveyed to two 500t fine ore bins.

        Grinding was performed in two stages of closed circuit ball milling. Primary grinding was performed in two parallel and identical circuits, each consisting of a 450hp, 9'x10' Dominion Ball Mill, fed from their own fine ore bin.

        Three secondary mills consisted of a 9'x 12'ball mill, a 9.5'x 12' ball mill and an 8'x12' ball mill. Secondary cyclone overflow averaged some 50% to 55% solids and 50% to 60% passing 200mesh. A 30" Knelson treated a portion of the secondary cyclone overflow.

        A Deister shaking table was utilized to upgrade the gravity concentrates to a refineable grade gravity concentrate. The gold output of this circuit averaged 15% to 20% of the total metal recovered.

        The overflow from the secondary cyclone pack was gravity fed to a trommel wood chip screen and passed on to the flotation circuit. Rougher flotation was performed in an OK-50 Tank cell, followed by two 10' Maxwell cells in series. The discharge of the third Maxwell cell went to a splitter box, which fed two parallel banks of six Galigher Agitair 150 cells. The tailings from these scavenger cells went to final tailings. The Maxwell circuit "rougher" concentrate used to be cleaned in a bank of six Denver Sub "A" No. 24 flotation cells, producing a final flotation concentrate. Cleaner tailings were recycled to the first Maxwell rougher cell.

        The Galigher circuit concentrate was cleaned in a separate bank of Denver Sub "A" cells. The scavenger concentrate cleaner bank tailings were recycled to the last Maxwell unit and the cleaner concentrate was then reground by a 7'x12' Dominion mill.

        A conventional counter-current decantation system was used in the cyanide leaching circuit to recover gold. The gold was recovered from the solution in a standard Merrill-Crowe precipitation unit.

        The mill flowsheet at Pamour is shown in Figure 6.1.

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FIGURE 6.1:  PAMOUR MILL FLOWSHEET`







                                   [PICTURE]






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6.2     BELL CREEK MILL

        Historical operations at the Bell Creek Mill are discussed below. This facility is currently under care and maintenance. The 1500tpd Bell Creek Mill utilizes gravity concentration, cyanide leaching and carbon in pulp gold absorption.

        Ore from Hoyle Pond was dumped into a truck dump hopper, which fed a Nordberg C100 jaw crusher. The jaw crusher fed a 6'x20' double deck simplicity screen in a closed circuit with a Nordberg HP300 cone crusher. The screen undersize reported to an 800t fine ore bin and the oversize was conveyed to the coarse ore bin feeding the cone crusher.

        Minus 1/2" material was fed to the grinding circuit where a 12 x16' and a 9'x10' ball mill worked in parallel with the smaller mill treating a bleed stream from the larger mill. Gravity gold was recovered by the use of two Knelson concentrators fed from the cyclone underflows. Gravity recovery accounted for up to 60% of the recovered gold, dependent on ore type. The cyclone overflow reported to a 65' Eimco thickener where the slurry density was increased from 30% solids to 55% solids. The thickener underflow fed five leach tanks in series, which provided about 24 hours of leaching.

        Lime addition maintained a pH of 10.5 to 11.0. After leaching, the slurry was pumped to the CIP circuit, where the gold was absorbed by activated carbon contained in the CIP tanks. When carbon was loaded up with gold, it was removed from the tanks and stripped. The stripping process transferred the gold from carbon into solution. The solution was passed through an electrowinning cell where the gold attached itself to a cathode in the form of high-grade sludge. The cell was cleaned by washing the sludge off the stainless steel mesh, and the sludge was refined in an electric induction furnace. Gravity gold from the Knelson concentrator was also smelted.

        Gold bullion, assaying approximately 90% Au and 8% Ag was cast into bar form and shipped to Johnson Matthey Ltd. for refining.

        Tailings from the CIP reported to the filter plant, which fed cake to the paste backfill (when operating). Final tails were pumped to the tailings facility.

        The mill flowsheet at Hoyle Pond is shown in Figure 6.2.

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FIGURE 6.2:  BELL CREEK MILL FLOWSHEET









                                   [PICTURE]







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6.3     DOME MILL

        Operations at the 12,000tpd Dome Mill are discussed below. This facility currently processes ore mined at the Hoyle Pond and Dome mines. Later, the mill will be expanded and will also process Pamour ore when that mine goes into production in 2005.

        RoM ore is delivered to the gyratory crusher, which crushes the material to a nominal product size of 80% minus 150 mm. The crushed material is conveyed from the coarse ore stockpile using a conveyor, which discharges onto a SAG mill feed stockpile-stacking conveyor. The stacking conveyor discharges ore onto the SAG mill stockpile, and supplies the SAG milling circuit with a continuous supply of ore.

        Ore from the SAG mill stockpile is withdrawn at a controlled rate by feeders and the SAG mill feed conveyor, and feeds a 32'x14' SAG mill driven by a 6,500kW motor. The product from the SAG mill discharges onto a double-deck vibrating screen, the oversize from which is recycled by the SAG mill feed via a pebble crusher. The screen undersize is diluted and pumped to the A and B ball mill circuits.

        The product from the SAG mill circuit discharges into the existing ball mill discharge pump box, together with ball mill discharge and dilution water. The combined slurry is pumped to a nest of classifying cyclones. A portion of the underflow product from the cyclones is delivered to the existing Knelson gravity concentrators; the remainder is fed directly to the ball mill. The cyclone overflow product, sizing 80% minus 90 microns, gravitates to a thickener.

        The heavy concentrate recovered from the gravity concentrators is delivered to the refinery. Thickener underflow, containing 55% solids by weight is pumped to the cyanide leach circuit. Overall leach retention time is approximately 18 hours.

        The product from the leach circuit is fed to the CIP circuit. The loaded carbon from the CIP circuit is transferred to the elution circuit, which consists of a holding tank, a 8t capacity strip column, a 8t capacity acid wash column and a new 8t/d carbon regeneration kiln.

        The pregnant solution is pumped from the pregnant solution tank to the existing electrowinning circuit in the refinery, where the gold will be recovered. The mill flowsheet at Dome is shown in Figure 6.3.

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                                   [PICTURE]





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7.0     MANPOWER

        Manpower requirements for the PJV will be sourced from the existing workforce where practical. Existing mill, accounting, warehouse, safety and technical personnel will be allocated to the Pamour Pit as production from the Dome pit decreases. Existing work schedules will remain in place for those employees.

        Pit and maintenance workers will be drawn from existing labor pools in the pit and maintenance, and adjusted for production requirements as necessary.

        The current operations at Dome and Hoyle Pond employ a number of differing shift schedules, ranging from a 10.5-hour 4x4 schedule for the Hoyle underground, day shift and afternoon shift 5 and 2 for the Dome underground mine, and the mill and pit workers on a 12-hour 4x4 schedule, with maintenance people as required.

        The Pamour pit will employ workers on the same terms as existing pit employees, and follow the same shift schedules.

        Hourly paid workers at Pamour will be covered under the terms of a collective bargaining agreement signed with United Steelworkers of America, Local 7580. The agreement provides for wages and benefits competitive with current industry rates. Incentive plans already in place through Placer Dome will remain in place for the PJV employees.

        The February 2003 workforce consists of 190 salaried and 506 hourly employees. From time to time, the PJV hires a wide range of contractors to perform a variety of tasks. At the time the site visit was conducted, approximately 100 contractors were working at the PJV.



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8.0     ENVIRONMENTAL MANAGEMENT & PERMITTING

        The following section includes discussion and comment on the environmental aspects of the PJV mining assets. Specifically, detail and comment is included on the status of the environmental issues, environmental legislation and permitting, environmental management systems and environmental liabilities.

        SRK examined all current Certificates of Approval and closure plans for the mining and milling operations of the Porcupine Joint Venture. PJV and its consultants have prepared the technical data concerning the environmental and closure aspects of the mining assets. SRK has accepted this data, which forms the basis of the related discussion and conclusions in this report, as being factual and complete.

8.1     HOYLE POND, PAMOUR, & BELL CREEK

        All requisite permits have been obtained for the mining and continued development of the Hoyle Pond Mine, and the Bell Creek Mill. The necessary permits required to commence mining of the mineral reserves contained at Pamour, north of Highway 101, referred to as the Phase I mine plan, have been maintained in good standing and require only administrative reactivation.

        PJV estimates its site restoration costs at the Timmins operations to be CDN$11.4million of which $3.3 million has been accrued as a long-term liability of the Company. The balance will be accrued on a unit of production basis over proven and probable reserves. The Company has posted surety bonds and letters of credit totaling CDN$2.6million for site restoration obligations with the provincial government.

8.2     DOME MINE

        All requisite permits have been obtained for the mining and continued development of the Dome underground and open pit mine and mill and are in good standing the Porcupine Joint Venture is in compliance with such permits in all material respects. PJV estimates site restoration costs to be CDN$18.9 million.

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8.3     PORCUPINE JOINT VENTURE

        Prior to the formation of the PJV, Kinross had in place an Environmental Management Plan ("EMP"), dated August 2001, for all its Timmins operations. As a result of the formation of the PJV on July 2002, the EMP is currently being updated to include Placer Dome pooled assets.

        In addition to the EMP, and also prior to the formation of the PJV, Environmental Due Diligence ("EDD") studies were performed on each partners' asset by independent consultants. Golder Associates ("Golder") of Whitby, Ontario and MWH of Steamboat Springs, Colorado conducted an EDD on Kinross and Placer Dome assets, respectively. The EDD conducted by MWH concerned certain aspects of the tailings facility, waste rock piles and pit walls stability, ancillary mining facilities and examination of closure cost estimates for Placer Dome assets brought into the PJV, namely the Dome Mine. The audit report prepared by MWH and examined by SRK does not reveal any regulatory compliance issues and reports that there has been no orders, fines or penalties in the last 3 years.

        SRK also examined correspondence between Golder and Kinross relating to the EDD performed by Golder on Kinross Timmins assets.

        In September 2001, as part of their EMP, Kinross completed internal environmental compliance audits on the Hoyle Pond/Bell Creek and Pamour assets. The audit concerned the Hoyle Pond mine, 1060 open pit, Bell Creek mill and tailings facility and the Royal Oak (Pamour mine) assets. Final exception reports (Final Exception Report #011001 and #012001 for Hoyle Pond/Bell Creek and Pamour, respectively) were prepared with a list of identified exception issues and remediation actions. No material issues were noted and according to the documents examined by SRK, remediation actions were completed diligently.

        According to information provided by Placer Dome, no recent compliance audit has been performed for the Dome mine assets. However, in December 2002, Placer published an annual Sustainability report.

        SRK also examined the exchange of correspondence between Kinross, Placer Dome and Ontario regulatory bodies and the Ministry of Natural of Northern Development and Mines of Ontario relating to the filing of closure plans and addendums listed in Section 11.4.

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        The PJV will require the following permit approvals to mine south of
        Highway 101, which is outside of the Phase I of the Pamour mine plan.

         o  Mine dewatering,
         o  Mine tailings disposal,
         o  Reclaim water from tailings facility,
         o  Sewage disposal,
         o  Domestic water from Three Nations Lake,
         o  Solid waste disposal,
         o  Air emissions from mill and associated facilities,
         o Storm Water Control Plan and Management Plan (preliminary work completed). These are not required for startup but will be required during the mine's operation to assess impact on the environment,
         o  Closure Plan,
         o  Canadian Environmental Assessment, and
         o  MTO Environmental Assessment.

        The government agencies that will be involved in the additional permitting process include the City of Timmins, the Matagami River Conservation Authority, the Ontario Ministries of Northern Development and Mines, Natural Resources, Environment and Transportation, the Federal Department of Fisheries and Oceans and Environment Canada.

        The key element in the development of the expanded open pit outside of the Phase I mine plan will be the relocation of Highway 101. The proposed relocation will involve constructing a causeway over a portion of a small lake, the Three Nations Lake, and will therefore have a direct effect on a nearby fish habitat. This highway has been relocated several times during the production history of the mine. As a fishery resource will be involved in the project planning, the Canadian Environmental Assessment Act process will be the guiding legislation. Kinross believes there is a high level of assurance that the project will receive all required approvals for development.

        Some land acquisition will be required for the construction of the project. The Drew claims located immediately north of the phase one open pit, for which the surface rights are required for a waste rock disposal site, will have to be acquired. The Tanager claims located on the eastern shore of the Three Nations Lake for which the surface rights are required for relocation of Highway 101 will also have to be

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        acquired. Negotiations for the acquisitions of these claims have been initiated and Kinross believes there is a high level of assurance that they will be concluded successfully. A right of way will have to be obtained for the haulage road from the Pamour mine to the Dome mine, for which negotiations have not yet commenced. SRK is also of the opinion that there is a high level of certainty that current and future acquisition and right-of-way negotiations will be successful.











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9.0     ECONOMIC ANALYSIS

9.1     INTRODUCTION

        As part of its analysis, the PJV has developed an internal life-of-mine ("LoM") technical model (the PJV Model) for its operating mines (Hoyle Pond and Dome) and non-operating mine property (Pamour). The PJV Model details operations on an annual basis and mines out all of the currently delineated proven and probable reserves.

        The LoM Plans and the technical economic projections presented in the PJV Model include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

        SRK's review of the PJV Model is presented in this section. SRK reviewed all information contained in the PJV Model and finds it reasonable.

9.2     VALIDATION OF PJV MODEL INPUTS

        The structure of the PJV Model is comprised of two basic modules containing; (1) ore production and gold recovery inputs, and (2) capital and operating cost estimates. It appears that all links within the spreadsheet are properly made and that values have been properly calculated.

        SRK finds no reason to question the integrity of the PJV Model.

9.2.1   ECONOMIC PARAMETERS

        General modeling parameters used in the analysis are summarized in Table
        9.2.1. All costs are in Canadian dollars. All values are in year 2003 basis with no escalation/inflation. SRK is of the opinion that these economic modeling parameters used by PJV are fair and reasonably reflect, and possibly provide a conservative view of projected financial market trends.

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   TABLE 9.2.1: PJV MODEL PARAMETERS
 ===============================================================================
    MODEL PARAMETER                                                ASSUMED VALUE
 -------------------------------------------------------------------------------
    Gold Price                                                      US$325.00/oz
    Exchange Rate                                              CDN$1.50: US$1.00
 ===============================================================================

9.2.2   TECHNICAL MODEL INPUTS

        Production rates, ore grades and metallurgical recoveries over this period have been reviewed by SRK and found to be within those historically achieved at each respective operation. PJV should expect to mine about 66Mt of ore at an average run-of-mine (RoM) gold grade of 1.8g/t and to recover 3.5Moz of gold over the 13 year LoM period.

9.2.3   OPERATING COSTS

        Historical operating costs for the period 1999-2002 averaged CDN$33.62/t, which compares favorably to budgeted costs for the same period. Projected costs moving forward are estimated to average CDN$17.50/t for the duration of the project.

        SRK's review of planned versus actual capital expenditures (for years 1999 to 2002) conclude that the operations have historically operated within their budgeted parameters. SRK is of the opinion that this trend will continue into the future. Capital costs projections over the LoM are projected to be CDN$263million over the duration of the project.

9.2.4   CAPITAL COSTS

        SRK's review of planned versus actual capital expenditures (for years 1999 to 2002) conclude that the operations have historically operated within their budgeted parameters. SRK is of the opinion that this trend will continue into the future. Capital costs projections over the LoM are projected to be CDN$263million over the duration of the project. These values, which include sustaining requirements, are reflective of historic achievements and are considered reasonable given PJV's future plans.

        The PJV Model plans to exhaust the currently defined mineral reserves. For modeling purposes the mines are assumed to close when the present mineral reserves run out. The actual timing of the closure will ultimately depend on the success of each operation to replenish mineral reserves. However, these mines have a history of identifying additional mineral resources and subsequently converting these mineral

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        resources to mineral reserves. However, as a condition of National
        Instrument 43-101, only proven and probable reserves can be considered in the technical-economic model. As such, capital expenditure profiles call for completion of mine development programs, mine and mill equipment requirements and closure and reclamation costs.

        Not included in the capital cost estimate are estimated salvage value credits which will result is lower overall capital costs. Ongoing exploration programs account for a small portion of planned capital expenditures.

9.3     PJV MODEL RESULTS

        The technical-economic and financial models prepared by PJV are considered by both partners to contain privileged and confidential information. However, PJV has made these data available to SRK for review. Based upon this review SRK concludes that the models prepared by PJV have been prepared under generally accepted industry practices, and offer a fair representation of future operating plans.





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10.0    CONCLUDING REMARKS

        The views expressed by SRK in this technical report have been based on the fundamental assumptions that the required management resources and pro-active management skills and access to adequate capital necessary to achieve the LoM Plan projections for the mining assets are provided as projected.

        SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of PJV's mining assets. The LoM Plans for the mining assets as provided to SRK have been reviewed in detail for appropriateness, reasonableness and viability, including the existence of, and justification for, any departures from historical performance. Where material differences were found, these were discussed with Kinross and PJV and adjusted where considered appropriate. SRK considers that the resulting projections have been based upon sound reasoning, engineering judgment and achievable mine plans, within the context of the risks associated with the global mining industry.

        Signed,

        "Jean-Francois Couture"
        -------------------------------------------
        Dr. Jean-Francois Couture,
        PGeo. Principal Geologist

        For and Behalf of:

        Steffen, Robertson and Kirsten (Canada) Inc.



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11.0    REFERENCES

11.1    CORPORATE

        PJV        Pamour Feasibility Study, Phase I (2002)

        PJV        Life-of-Mine (LoM) Plan (2003)

        PJV        Budget (2003)

        PJV        Business Plan (2002)

        Kinross    2002 Annual Report

        Placer     2002 Annual Report

        Kinross    Form 20F / Annual Information Form (2002)

        Placer     Form 20F / Annual Information Form (2002)

        Kinross    SEC Form 40 F/A (2001)

        Kinross    Monthly Operating Reports (Various, 1997 - 2003)

        Placer     Monthly Operating Reports (Various, 1997 - 2003)

                   Various News Releases

11.2    GEOLOGY

        Ayer, J.A., Trowell, N.F., Amelin, Y., and Corfu, F., 1999. Project Unit 95-24. Geological compilation of the Abitibi greenstone belt in Ontario:
        Toward a revised stratigraphy based on compilation and new geochronology results; IN Summary of Field Work and Other Activities 1998, Ontario Geological Survey Miscellaneous Paper 169, p. 14-24.

        Brisbin, D.I., 1997. Geological setting of gold deposits in the Porcupine Mining Camp, Timmins, Ontario; unpublished Ph.D. thesis, Queen's University, Kingston, Ontario, 523p.

        Marmont, S., and Corfu, F., 1989. Timing of gold introduction in the Late Archean tectonic framework of the Canadian Shield: Evidence from U-Pb zircon

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        geochronology of the Abitibi Subprovince; IN Economic Geology, Monograph
        6, p. 101-111.

        Melnik-Proud, N., 1992. The geology and ore controls in and around the McIntyre Mine at Timmins, Ontario, Canada; unpublished Ph.D. thesis, Queen's University, Kingston, Ontario 353 p.

        Pressaco, R., ed., 1999. Special project: Timmins ore deposit descriptions; Ontario Geological Survey, Open File Report 5985, 222 p.

        Wakeford, J., Jeffery, B., and Pattison, J., 1994. Field trip 4, Northeast Ontario: Kidd Creek, Placer Dome super pit, and Holloway project. The Fourth Annual CIM Geological Society Field Conference, September 19-21, 1994, Sudbury, Ontario.

11.3    MINING AND PROCESS

        Kinross Gold Corp.    Hoyle Pond Visitors Handbook, January, 2002

        PJV                   Hoyle Pond Mine One Year Plan, (2003)

        PJV                   Hoyle Pond Crown Pillar Analysis, January 23, 2003

11.4    ENVIRONMENTAL

          o Closure Plan for the Marlhill Mine, prepared by the PJV and dated September 2002;

          o Closure Plan for the Bell Creek Mine, prepared by Falconbridge Gold Corp and dated Mars 1993;

          o Closure Plan for the Bell Creek Mine (revised), prepared by Kinross Gold Corporation and dated August 1, 1995;

          o Closure Plan for the Bell Creek Mill and Tailings Facility (addendum), prepared by Kinross Gold corp. and dated Dec. 28, 1998;

          o Closure Plan for the Hoyle Pond Mine, prepared by Falconbridge Gold Corp and dated Mars 31, 1993

          o Closure Plan for the Hoyle Pond Mine (addendum 1), prepared by Kinross Gold Corp and dated Mars, 1995

          o Closure Plan for the Hoyle Pond Mine (addendum 2), prepared by Klohn Clippen and dated 1999

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          o    Amendment to the Closure Plan for the Hoyle Pond Mine, prepared by PJV and dated Nov. 2002

          o Closure Plan for the Dome Mine, prepared by Placer Dome Canada Inc and dated June 1, 1995;

          o Closure Plan for the Dome Mine (revision 1), prepared by Placer Dome Canada Inc and dated Feb. 01, 1997;

          o Closure Plan for the Dome Mine (revision 2), prepared by Placer Dome Canada Inc and dated Sept. 10, 2002;

          o Closure Plan for the Dome Mine (revision 3; West Dump Area), prepared by Klohn Crippen and dated Sept. 3, 2001;






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12.0    GLOSSARY

        The mineral resources and mineral reserves have been classified according to the "CIM STANDARDS ON MINERAL RESOURCES AND RESERVES:
        DEFINITIONS AND GUIDELINES" (August, 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred and the Reserves have been classified as Proven and Probable based on the Measured and Indicated Resources as defined below.

        MINERAL RESOURCES

        A MINERAL RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

        An `INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

        An `INDICATED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

        A `MEASURED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production

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        planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

        MINERAL RESERVES

        A MINERAL RESERVE is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

        A `PROBABLE MINERAL RESERVE' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

        A `PROVEN MINERAL RESERVE' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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Kinross Gold Corporation
Independent Technical Report                                            Page 104
--------------------------------------------------------------------------------

ASSAY The chemical analysis of mineral samples to determine the metal content.

CAPITAL EXPENDITURE     All other expenditures not classified as operating
                        costs.

COMPOSITE               Combining more than one sample result to give an average
                        result over a larger distance.

CONCENTRATE             A metal-rich product resulting from a mineral enrichment
                        process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

CRUSHING Initial process of reducing ore particle size to render it more amenable for further processing.

CUTOFF GRADE            The grade of mineralized rock, which determines as to
                        whether or not it is economic to recover its gold content by further concentration.

DESALINATION            Chemical process of removing salt from contaminated
                        water.

DILUTION                Waste, which is unavoidably mined with ore.

DIP Angle of inclination of a geological feature/rock from the horizontal.

FAULT The surface of a fracture along which movement has occurred.

FLOTATION               The process by which the surface chemistry of the
                        desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material.

FOOTWALL                The underlying side of an orebody or stope.

GANGUE                  Non-valuable components of the ore.

GRADE The measure of concentration of gold within mineralized rock.

HANGINGWALL             The overlying side of an orebody or slope.

HAULAGE A horizontal underground excavation which is used to transport mined ore.

HYDROCYCLONE            A process whereby material is graded according to size
                        by exploiting centrifugal forces of particulate materials.

IGNEOUS Primary crystalline rock formed by the solidification of magma.

KRIGING An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                            Page 105
--------------------------------------------------------------------------------

LENTICULAR              In the form of elongated lenses.

LEVEL Horizontal tunnel the primary purpose is the transportation of personnel and materials.

LITHOLOGICAL            Geological description pertaining to different rock
                        types.

LOM PLANS               Life-of-Mine plans.

LRP                     Long Range Plan.

MATERIAL PROPERTIES     Mine properties.

MILLING A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

MINERAL/MINING LEASE    A lease area for which mineral rights are held.

MINING ASSETS           The Material Properties and Significant Exploration
                        Properties.

ONGOING CAPITAL         Capital estimates of a routine nature, which is
                        necessary for sustaining operations.

ORE RESERVE             See Mineral Reserve.

PILLAR Rock left behind to help support the excavations in an underground mine.

ROM                     Run-of-Mine.

SEDIMENTARY             Pertaining to rocks formed by the accumulation of
                        sediments, formed by the erosion of other rocks.

SHAFT An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

SILL A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

SMELTING A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or dore phase and separated from the gangue components that accumulate in a less dense molten slag phase.

STOPE                   Underground void created by mining.

STRATIGRAPHY            The study of stratified rocks in terms of time and
                        space.

STRIKE Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

SULFIDE                 A sulfur bearing mineral.

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SRK Consulting                                                       March, 2003

Kinross Gold Corporation
Independent Technical Report                                            Page 106
--------------------------------------------------------------------------------

TAILINGS Finely ground waste rock from which valuable minerals or metals have been extracted.

THICKENING              The process of concentrating solid particles in
                        suspension.

TOTAL EXPENDITURE       All expenditures including those of a operating and
                        capital nature.

VARIOGRAM               A statistical representation of the characteristics
                        (usually grade).

     UNITS
     -----

      CDN$              Canadian Dollar
      cm                centimeter
      g                 gram
      g/t               gram per metric tonne - gold concentration
      ha                Hectare
      hrs               hours
      k                 one thousand units
      kg                a kilogram
      km                a kilometer
      koz               one thousand fine troy ounces
      kt                one thousand metric tonnes
      m                 meter
      m2                square meter - measure of area
      m3                cubic metre
      mm                millimetre
      Moz               million troy ounces
      Mt                million metric tonnes
      Mtpa              million metric tonnes per annum
      MW                million watts
      oz                fine troy ounce equaling 31.10348 grams
      t                 metric ton
      tm-3              density measured as metric tonnes per cubic metre
      US$m              million United States Dollars
      US$               United States Dollar
      US$/oz            United States Dollars per fine troy ounce
      US$/t             United States Dollars per tonne
      (0)               Degrees
      (0)C              Degrees centigrade
       %                Percentage

--------------------------------------------------------------------------------
SRK Consulting                                                       March, 2003

                                   APPENDIX 1

                               CLAIM INFORMATION

                            PAMOUR PROJECT PROPERTY,

                                CLAIM INFORMATION


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-1
------------------------------------------------------------------------------------------------------------------------------------

PAMOUR PROJECT PROPERTY TITLE, AS OF DECEMBER 16, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                       SIZE
TENURE    TENURE     PARCEL     DISTRICT  TYPE      MINING   SURFACE   (HA)      TOWNSHIP  OWNER   PROJECT   PROJECT      COMMENTS
PREFIX    NUMBER     NUMBER                         RIGHTS   RIGHTS                                NUMBER    NAME
------------------------------------------------------------------------------------------------------------------------------------
HR        886        6813       SEC       PATENT    N        Y         18.37     DELORO    PJV     463       DOME MINE
HR        888        6813       SEC       PATENT    N        Y         16.92     DELORO    PJV     463       DOME MINE
HR        990        12410      SEC       PATENT    Y        Y         14.16     DELORO    PJV     463       DOME MINE
P         6564       12411      SEC       PATENT    Y        Y         14.04     DELORO    PJV     463       DOME MINE
P         6563       12412      SEC       PATENT    Y        Y         12.91     DELORO    PJV     463       DOME MINE
LO        338        16760      SEC       PATENT    N        Y         17.36     DELORO    PJV     463       DOME MINE
LO        339        16760      SEC       PATENT    N        Y         27.61     DELORO    PJV     463       DOME MINE
LO        340        16760      SEC       PATENT    N        Y         25.50     DELORO    PJV     463       DOME MINE
LO        341        16760      SEC       PATENT    N        Y         16.47     DELORO    PJV     463       DOME MINE
LO        342        16760      SEC       PATENT    N        Y         21.37     DELORO    PJV     463       DOME MINE
HR        1304       18695      SEC       PATENT    N        Y         21.65     DELORO    PJV     463       DOME MINE
P         24475      18730      SEC       PATENT    N        Y         13.96     DELORO    PJV     463       DOME MINE
P         6429       21269      SEC       PATENT    N        Y         8.20      DELORO    PJV     463       DOME MINE
ME        20         21323      SEC       PATENT    N        Y         16.90     DELORO    PJV     463       DOME MINE
ME        21         21323      SEC       PATENT    N        Y         16.39     DELORO    PJV     463       DOME MINE
ME        23         21324      SEC       PATENT    N        Y         18.11     DELORO    PJV     463       DOME MINE
ME        31         21324      SEC       PATENT    N        Y         15.88     DELORO    PJV     463       DOME MINE
ME        54         21325      SEC       PATENT    N        Y         15.28     DELORO    PJV     463       DOME MINE
                     21490      SEC       PATENT    N        Y         13.56     DELORO    PJV     463       DOME MINE
HR        1106       21496      SEC       PATENT    N        Y         16.80     DELORO    PJV     463       DOME MINE
ME        22         23743      SEC       PATENT    N        Y         16.69     DELORO    PJV     463       DOME MINE
HR        841        1663       SND       PATENT    Y        Y         11.74     SHAW      PJV     463       DOME MINE
HR        840        1785       SND       PATENT    Y        Y         13.86     SHAW      PJV     463       DOME MINE
HR        885        6813       SEC       PATENT    N        Y         16.67     SHAW      PJV     463       DOME MINE
HR        887        6813       SEC       PATENT    N        Y         15.90     SHAW      PJV     463       DOME MINE
P         13393      172        WT        PATENT    Y        Y         16.14     TISDALE   PJV     463       DOME MINE
P         14514      187        SND       PATENT    N        Y         0.09      TISDALE   PJV     463       DOME MINE
P         6264       427        WT        PATENT    Y        N         15.99     TISDALE   PJV     463       DOME MINE
                     671        SWS       PATENT    Y        Y         63.99     TISDALE   PJV     463       DOME MINE
                     1447       SND       PATENT    Y        Y         65.56     TISDALE   PJV     463       DOME MINE
P         13166      1522       SND       PATENT    Y        Y         16.09     TISDALE   PJV     463       DOME MINE
P         13165      1523       SND       PATENT    Y        Y         16.24     TISDALE   PJV     463       DOME MINE
P         13164      1524       SND       PATENT    Y        Y         16.24     TISDALE   PJV     463       DOME MINE
P         13108      1589       WT        PATENT    N        Y         16.19     TISDALE   PJV     463       DOME MINE
P         13581      1893       WT        PATENT    N        Y         15.95     TISDALE   PJV     463       DOME MINE
                     2766       SWS       PATENT    Y        Y         64.95     TISDALE   PJV     463       DOME MINE


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-2
------------------------------------------------------------------------------------------------------------------------------------




P        12864A     3181      SWS      PATENT        Y        Y        15.94      TISDALE       PJV        463          DOME MINE
P        12866      3182      SWS      PATENT        Y        Y        15.94      TISDALE       PJV        463          DOME MINE
P        13190      3183      SWS      PATENT        N        Y        15.95      TISDALE       PJV        463          DOME MINE
P        13188      3229      WT       PATENT        Y        Y        15.94      TISDALE       PJV        463          DOME MINE
P        12986      3230      SWS      PATENT        Y        Y        15.94      TISDALE       PJV        463          DOME MINE
P        12684      3231      SWS      PATENT        Y        Y        15.94      TISDALE       PJV        463          DOME MINE
P        13128      3327      WT       PATENT        Y        Y        10.36      TISDALE       PJV        463          DOME MINE
P        13125      3460      WT       PATENT        Y        N        16.04      TISDALE       PJV        463          DOME MINE
P        13125      3465      WT       PATENT        N        Y        16.04      TISDALE       PJV        463          DOME MINE
P        13150      3587      WT       PATENT        Y        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13192      4137      SWS      PATENT        Y        Y        16.09      TISDALE       PJV        463          DOME MINE
P        12985      4138      SWS      PATENT        Y        Y        16.09      TISDALE       PJV        463          DOME MINE
P        13191      4140      SWS      PATENT        Y        Y        15.99      TISDALE       PJV        463          DOME MINE
P        12984      4141      SWS      PATENT        Y        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13120      4202      SWS      PATENT        Y        Y        16.42      TISDALE       PJV        463          DOME MINE
P        13190      4675      WT       PATENT        Y        Y        15.95      TISDALE       PJV        463          DOME MINE
P        12971      4765      WT       PATENT        Y        Y        15.91      TISDALE       PJV        463          DOME MINE
P        13848      5145      WT       PATENT        N        Y        1.30       TISDALE       PJV        463          DOME MINE
P        6264       7914      WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13398      8005      WT       PATENT        Y        Y        16.19      TISDALE       PJV        463          DOME MINE
P        13399      8005      WT       PATENT        Y        Y        16.39      TISDALE       PJV        463          DOME MINE
P        13198      8247      WT       PATENT        Y        Y        16.04      TISDALE       PJV        463          DOME MINE
P        13189      8248      WT       PATENT        Y        Y        16.09      TISDALE       PJV        463          DOME MINE
P        13197      8249      WT       PATENT        Y        Y        16.09      TISDALE       PJV        463          DOME MINE
                    9201      WT       PATENT        Y        Y        64.55      TISDALE       PJV        463          DOME MINE
P        13776      11380     WT       PATENT        Y        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13151      11381     WT       PATENT        Y        Y        16.03      TISDALE       PJV        463          DOME MINE
P        13152      11382     WT       PATENT        Y        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13149      11383     WT       PATENT        Y        Y        15.99      TISDALE       PJV        463          DOME MINE
P        331        14036     WT       PATENT        N        Y        16.19      TISDALE       PJV        463          DOME MINE
P        6262       14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13085      14036     WT       PATENT        N        Y        16.19      TISDALE       PJV        463          DOME MINE
P        13089      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13134      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13147      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13140      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13159      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13160      14036     WT       PATENT        N        Y        16.19      TISDALE       PJV        463          DOME MINE
P        13600      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE
P        13601      14036     WT       PATENT        N        Y        15.99      TISDALE       PJV        463          DOME MINE


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-3
------------------------------------------------------------------------------------------------------------------------------------


P     13139       13923     WT       PATENT        N        Y   16.00      WHITNEY       PJV       463         DOME MINE
P     13138       13923     WT       PATENT        N        Y   16.00      WHITNEY       PJV       463         DOME MINE
P     1240737                        STAKED        Y        N   16.00      WHITNEY       PJV       463         DOME MINE
P     1204738                        STAKED        Y        N   16.00      WHITNEY       PJV       463         DOME MINE
                                                                                                               SCHUMACHER MINE &
P     1036154                        STAKED        Y        N   16.00      TISDALE       PJV       1202        STAKED
                  8110      WT       PATENT        Y        Y   64.75      TISDALE       PJV       1209        PORCUPINE JV
P     12808       8112      WT       PATENT        Y        Y   16.24      TISDALE       PJV       1209        PORCUPINE JV
P     12891       8112      WT       PATENT        Y        Y   16.24      TISDALE       PJV       1209        PORCUPINE JV
P     12978       8112      WT       PATENT        Y        Y   16.04      TISDALE       PJV       1209        PORCUPINE JV
                  8114      WT       PATENT        Y        Y   4.05       TISDALE       PJV       1209        PORCUPINE JV
P     1218640                        STAKED        Y        N   16.00      TISDALE       PJV       1213        TISDALE 96
P                 4736      WT       PATENT        Y        Y   64.75      WHITNEY       PJV       1301        HALLNOR 2
P                 7798      WT       PATENT        N        Y   64.55      WHITNEY       PJV       1301        HALLNOR 2
P                 7799      WT       PATENT        N        Y   64.55      WHITNEY       PJV       1301        HALLNOR 2
P                 13094     WT       PATENT        Y        N   N/A        WHITNEY       PJV       1301        HALLNOR 2
P                 629       SND      PATENT        Y        Y   64.75      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P                 630       SND      PATENT        Y        Y   64.75      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     7782        1116      WT       PATENT        Y        Y   16.34      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     7691        1117      WT       PATENT        Y        Y   16.34      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     8038        1118      WT       PATENT        Y        Y   16.24      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P                 1876      LC       LEASE         Y        N   32.00      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
                  3269      LO       LO            Y        N   15.00      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     1379        3509      WT       PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     13789       3509      WT       PATENT        Y        Y   30.35      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     13792       3509      WT       PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     13791       3509      WT       PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     14200       3509      WT       PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     14201       3509      WT       PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     14828       3512      WT       PATENT        Y        Y   17.00      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     135??       3512      WT       PATENT        Y        Y   17.00      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     14248       3795      WT       PATENT        Y        N   16.39      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
                  4498      SWS      PATENT        Y        Y   16.39      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     13785       4499      SWS      PATENT        N        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     13783       4500      SWS      PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     13784       4501      SWS      PATENT        Y        Y   16.24      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     18533       4749      WT       PATENT        N        Y   16.07      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     18534       4750      WT       PATENT        N        Y   16.31      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     18535       4751      WT       PATENT        Y        Y   16.19      WHITNEY       PJV       1302        PAMOUR 1 & STAKED
P     18536       4752      WT       PATENT        Y        Y   16.51      WHITNEY       PJV       1302        PAMOUR 1 & STAKED


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-1
------------------------------------------------------------------------------------------------------------------------------------


P       18537       4753      WT      PATENT      Y        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       18538       4754      WT      PATENT      Y        Y        16.61     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       18539       4755      WT      PATENT      Y        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       18540       4756      WT      PATENT      Y        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       18541       4757      WT      PATENT      Y        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       18503       5052      WT      PATENT      Y        Y        16.19     WHITNEY        PJV       1306     THREE NATION
P       18529       5062      WT      PATENT      Y        Y        15.96     WHITNEY        PJV       1306     THREE NATION
P       18504       5063      WT      PATENT      Y        Y        7.08      WHITNEY        PJV       1306     THREE NATION
P                   5360      WT      PATENT      N        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   5361      WT      PATENT      N        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       14095       8107      WT      PATENT      Y        Y        16.24     WHITNEY        PJV       1209     PORCUPINE JV
P       14096       8108      WT      PATENT      Y        Y        16.04     WHITNEY        PJV       1209     PORCUPINE JV
P                   8969      WT      PATENT      N        Y        0.05      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   8973      WT      PATENT      N        Y        0.04      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   9032      WT      PATENT      N        Y        2.09      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   9033      WT      PATENT      N        Y        0.75      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   9034      WT      PATENT      N        Y        0.13      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   9096      WT      PATENT      N        Y        2.69      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       51269       9922      WT      PATENT      Y        N        16.24     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   9923      WT      PATENT      Y        N        16.24     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       13206       10438     WT      PATENT      Y        Y        16.74     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       13205       10439     WT      PATENT      Y        Y        16.74     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   12875     WT      PATENT      N        Y        16.24     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   12904     WT      PATENT      N        Y        0.01      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   13109     WT      PATENT      Y        N        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   13110     WT      PATENT      Y        N        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   13111     WT      PATENT      Y        N        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   13238     WT      PATENT      N        Y        0.02      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P                   13241     WT      PATENT      N        Y        0.03      WHITNEY        PJV       1302     PAMOUR 1 & STAKED
                    14341     WT      PATENT      Y        Y        16.24     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       18539       8966      WT      PATENT      N        Y        16.19     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       1218639                       STAKED      Y        N        16.00     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       1218642                       STAKED      Y        N        16.00     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       1218644                       STAKED      Y        N        16.00     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       1231013                       STAKED      Y        N        16.00     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       1248936                       STAKED      Y        N        16.00     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       3003307                       STAKED      Y        N        16.00     WHITNEY        PJV       1302     PAMOUR 1 & STAKED
P       2702        245       WT      PATENT      Y        Y        16.39     WHITNEY        PJV       1303     HOYLE JV
P       2703        246       WT      PATENT      Y        Y        16.34     WHITNEY        PJV       1303     HOYLE JV
P       2700        247       WT      PATENT      Y        Y        16.19     WHITNEY        PJV       1303     HOYLE JV


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-5
------------------------------------------------------------------------------------------------------------------------------------

P        2701       248      WT       PATENT        Y        Y        16.19      WHITNEY       PJV        1303          HOYLE JV
P        2705       249      WT       PATENT        Y        Y        16.39      WHITNEY       PJV        1303          HOYLE JV
P        2704       250      WT       PATENT        Y        Y        16.39      WHITNEY       PJV        1303          HOYLE JV
P        95382      736      LC       LEASE         Y        N        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95533      736      LC       LEASE         Y        N        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95534      736      LC       LEASE         Y        N        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95543      736      LC       LEASE         Y        N        16.34      WHITNEY       PJV        1303          HOYLE JV
P        9227       2690     WT       PATENT        Y        Y        16.19      WHITNEY       PJV        1303          HOYLE JV
P        9231       2691     WT       PATENT        Y        Y        16.19      WHITNEY       PJV        1303          HOYLE JV
P        9228       2694     WT       PATENT        Y        Y        16.29      WHITNEY       PJV        1303          HOYLE JV
P        7585       3919     WT       PATENT        Y        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        7674       3919     WT       PATENT        Y        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        3571       3987     WT       PATENT        Y        Y        16.24      WHITNEY       PJV        1303          HOYLE JV
P        7673       9448     WT       PATENT        Y        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95382      9840     WT       PATENT        N        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95533      9840     WT       PATENT        N        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95534      9840     WT       PATENT        N        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        95543      9840     WT       PATENT        N        Y        16.34      WHITNEY       PJV        1303          HOYLE JV
P        1193       13790    WT       PATENT        Y        Y        16.44      WHITNEY       PJV        1307          BROULAN
P        1309       13790    WT       PATENT        Y        Y        16.44      WHITNEY       PJV        1307          BROULAN
P        1780       13790    WT       PATENT        Y        Y        16.19      WHITNEY       PJV        1307          BROULAN
P        6578       13790    WT       PATENT        Y        Y        16.14      WHITNEY       PJV        1307          BROULAN
P        7640       13790    WT       PATENT        Y        Y        16.44      WHITNEY       PJV        1307          BROULAN
P        12575      13790    WT       PATENT        Y        Y        16.59      WHITNEY       PJV        1307          BROULAN
P        12576      13790    WT       PATENT        Y        Y        16.59      WHITNEY       PJV        1307          BROULAN
P        12691      13790    WT       PATENT        Y        Y        16.24      WHITNEY       PJV        1307          BROULAN
P        12692      13790    WT       PATENT        Y        Y        16.24      WHITNEY       PJV        1307          BROULAN
P        12693      13790    WT       PATENT        Y        Y        15.78      WHITNEY       PJV        1307          BROULAN
P        12694      13790    WT       PATENT        Y        Y        15.78      WHITNEY       PJV        1307          BROULAN
P        12708      13790    WT       PATENT        Y        Y        15.99      WHITNEY       PJV        1307          BROULAN
P        12709      13790    WT       PATENT        Y        Y        15.58      WHITNEY       PJV        1307          BROULAN
P        12727      13790    WT       PATENT        Y        Y        16.14      WHITNEY       PJV        1307          BROULAN
P        12743      13790    WT       PATENT        Y        Y        16.19      WHITNEY       PJV        1307          BROULAN
P        12804      13790    WT       PATENT        Y        Y        16.24      WHITNEY       PJV        1307          BROULAN
P        12805      13790    WT       PATENT        Y        Y        16.24      WHITNEY       PJV        1307          BROULAN
P        13086      13790    WT       PATENT        Y        N        16.29      WHITNEY       PJV        1307          BROULAN
P        13087      13790    WT       PATENT        Y        Y        16.44      WHITNEY       PJV        1307          BROULAN
P        13090      13790    WT       PATENT        Y        Y        16.19      WHITNEY       PJV        1307          BROULAN
P        13091      13790    WT       PATENT        Y        Y        15.58      WHITNEY       PJV        1307          BROULAN
P        13095      13790    WT       PATENT        Y        N        16.27      WHITNEY       PJV        1307          BROULAN


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-6
------------------------------------------------------------------------------------------------------------------------------------

P     13096       13790    WT       PATENT        Y        Y        15.99      WHITNEY      PJV          1307     BROULAN
P     13097       13790    WT       PATENT        Y        Y        16.44      WHITNEY      PJV          1307     BROULAN
P     13170       13790    WT       PATENT        Y        Y        16.19      WHITNEY      PJV          1307     BROULAN
P     13171       13790    WT       PATENT        Y        Y        16.19      WHITNEY      PJV          1307     BROULAN
P     13794       13790    WT       PATENT        Y        N        16.19      WHITNEY      PJV          1307     BROULAN
P     13943       13790    WT       PATENT        Y        N        16.19      WHITNEY      PJV          1307     BROULAN
P     14202       13790    WT       PATENT        Y        Y        18.11      WHITNEY      PJV          1307     BROULAN
P     14566       13790    WT       PATENT        Y        Y        16.44      WHITNEY      PJV          1307     BROULAN
P     14597       13790    WT       PATENT        Y        Y        16.19      WHITNEY      PJV          1307     BROULAN
P     14601       13790    WT       PATENT        Y        Y        16.19      WHITNEY      PJV          1307     BROULAN
P     14843       13790    WT       PATENT        Y        Y        16.19      WHITNEY      PJV          1307     BROULAN
P     14908       13790    WT       PATENT        Y        Y        16.49      WHITNEY      PJV          1307     BROULAN
P     14909       13790    WT       PATENT        N        Y        17.60      WHITNEY      PJV          1307     BROULAN
P     14909       13790    WT       PATENT        Y        N        35.21      WHITNEY      PJV          1307     BROULAN
P     14932.5     13790    WT       PATENT        Y        Y        16.49      WHITNEY      PJV          1307     BROULAN
P     14933.5     13790    WT       PATENT        Y        Y        16.49      WHITNEY      PJV          1307     BROULAN
P     18522       13790    WT       PATENT        Y        Y        15.45      WHITNEY      PJV          1307     BROULAN
P     18523       13790    WT       PATENT        Y        Y        14.89      WHITNEY      PJV          1307     BROULAN
P     18524       13790    WT       PATENT        Y        Y        15.05      WHITNEY      PJV          1307     BROULAN
P     18685       13790    WT       PATENT        Y        N        16.19      WHITNEY      PJV          1307     BROULAN
P     18686       13790    WT       PATENT        Y        Y        16.88      WHITNEY      PJV          1307     BROULAN
P     18995       13790    WT       PATENT        Y        Y        16.19      WHITNEY      PJV          1307     BROULAN
P     18996       13790    WT       PATENT        Y        Y        16.49      WHITNEY      PJV          1307     BROULAN
P     1128986                       STAKED        Y        N        16.00      WHITNEY      PJV          1308     SOUTH OF HOYLE S
P     1201575                       STAKED        Y        N        64.00      WHITNEY      PJV          1308     SOUTH OF HOYLE S
P     1204394                       STAKED        Y        N        64.00      WHITNEY      PJV          1308     SOUTH OF HOYLE S
P     1204397                       STAKED        Y        N        16.00      WHITNEY      PJV          1308     SOUTH OF HOYLE S
P     789905                        STAKED        Y        N        16.00      TISDALE      MEUNIER      1310     MEUNIER JV
P     12914       3003     WT       PATENT        Y        Y        15.78      WHITNEY      PJV          1310     MEUNIER JV
P     753442                        STAKED        Y        N        16.00      WHITNEY      MEUNIER      1310     MEUNIER JV
P     783671                        STAKED        Y        N        16.00      WHITNEY      MEUNIER      1310     MEUNIER JV
P     783672                        STAKED        Y        N        16.00      WHITNEY      MEUNIER      1310     MEUNIER JV
P     915947                        STAKED        Y        N        16.00      WHITNEY      MEUNIER      1310     MEUNIER JV
P     1028991                       STAKED        Y        N        16.00      WHITNEY      MEUNIER      1310     MEUNIER JV
P                 798      LC       LEASE         Y        N        64.76      HOYLE        PJV          1800     HOYLEPOND OPS
P                 1546     LC       LEASE         N        Y        64.75      HOYLE        PJV          1800     HOYLEPOND OPS
P                 5132     SEC      PATENT        Y        Y        64.75      HOYLE        PJV          1800     HOYLEPOND OPS
P                 6302     SEC      PATENT        Y        N        64.75      HOYLE        PJV          1800     HOYLEPOND OPS
P                 9092     SEC      PATENT        N        Y        64.75      HOYLE        PJV          1800     HOYLEPOND OPS
P                16480     SEC      PATENT        Y        Y        62.73      HOYLE        PJV          1800     HOYLEPOND OPS


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-7
------------------------------------------------------------------------------------------------------------------------------------




P                   17092     SEC     PATENT         Y        Y       64.75       HOYLE         PJV       1800      HOYLEPOND OPS
P                   22896     SEC     PATENT         Y        Y       32.38       HOYLE         PJV       1800      HOYLEPOND OPS
P                   22931     SEC     PATENT         Y        Y       161.88      HOYLE         PJV       1800      HOYLEPOND OPS
P       1202996     1876      LC      LEASE          Y        N       32.00       WHITNEY       PJV       1800      HOYLEPOND OPS
P       1202996     10832     WT      PATENT         N        Y       32.00       WHITNEY       PJV       1800      HOYLEPOND OPS
P       1236909                       STAKED         Y        N       16.00       TISDALE       PJV       2103      WHITNEY 2
P       567943      1612      LC      PATENT         Y        N       16.45       WHITNEY       PJV       2103      WHITNEY 2
P       567949      1612      LC      PATENT         Y        N       16.04       WHITNEY       PJV       2103      WHITNEY 2
P       567954      1612      LC      PATENT         Y        N       16.45       WHITNEY       PJV       2103      WHITNEY 2
P       1229276                       STAKED         Y        N       16.00       TISDALE       PJV       2804      TISDALE 1
        1228930                       STAKED         Y        N       32.00       TISDALE       PJV       2805      TISDALE 2
P       1228931                       STAKED         Y        N       64.00       TISDALE       PJV       2806      TISDALE 3
P       1228932                       STAKED         Y        N       16.00       TISDALE       PJV       2806      TISDALE 3

                                HOYLE POND MINE,

                                CLAIM INFORMATION


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                            Page A-9
------------------------------------------------------------------------------------------------------------------------------------

HOYLE POND COMPLEX PROPERTY TITLES, AS OF FEBRUARY 25, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                             SIZE
TENURE  TENURE  PARCEL   DISTRICT TYPE     MINING  SURFACE   (HA)     TOWNSHIP OWNER      PROJECT    PROJECT           COMMENTS
PREFIX  NUMBER  NUMBER                     RIGHTS  RIGHTS                                 NUMBER     NAME
------------------------------------------------------------------------------------------------------------------------------------
                155      LC       LEASE    YES     NO        64.76    HOYLE    PJV        1800       Hoylepond Ops
                156      LC       LEASE    YES     NO        64.75    HOYLE    PJV        2202       Broulan
                460      SND      PATENT   YES     NO        64.95    HOYLE    PJV        2101       Prentice
                798      LC       LEASE    YES     NO        126.28   HOYLE    PJV        1800       Hoylepond Ops
                1121     LC       LEASE    YES     YES       32.38    HOYLE    PJV        1800       Hoylepond Ops
                1132     LC       LEASE    YES     YES       64.76    HOYLE    PJV        1800       Hoylepond Ops
                1338     LC       LEASE    YES     YES       127.53   HOYLE    PJV        1800       Hoylepond Ops
                                                                                          1800       Hoylepond Ops
                                                                                                     & Hoyle

                1421     LC       LEASE    YES     YES       292.54   HOYLE    PJV        &3005      5
                1546     LC       LEASE    NO      YES       64.75    HOYLE    PJV        1800       Hoylepond Ops
                1755     SEC      PATENT   YES     NO        64.95    HOYLE    PJV        1800       Hoylepond Ops
                1812     LC       LEASE    YES     NO        64.76    HOYLE    PJV        1800       Hoylepond Ops
                1829     LC       LEASE    YES     NO        64.75    HOYLE    PJV        1800       Hoylepond Ops
                1831     LC       LEASE    YES     NO        0.5      HOYLE    PJV        1800       Hoylepond Ops
                1832     LC       LEASE    YES     NO        32.38    HOYLE    PJV        1800       Hoylepond Ops
                1834     LC       LEASE    YES     NO        28       HOYLE    PJV        1800       Hoylepond Ops
                3074     SWS      PATENT   NO      NO        64.75    HOYLE    SCHUMACHER 1800       Hoylepond Ops    MINING LEASE
                                                                                                                      ONLY active
                                                                                                                      mining
                3559     SEC      PATENT   NO      YES       64.14    HOYLE    PJV        1800       Hoylepond Ops
                5132     SEC      PATENT   YES     YES       64.75    HOYLE    PJV        1800       Hoylepond Ops
                6302     SEC      PATENT   YES     NO        64.75    HOYLE    PJV        1800       Hoylepond Ops
                9083     SEC      PATENT   YES     YES       62.73    HOYLE    PJV        2205       Dommel
                9088     SEC      PATENT   YES     YES       63.74    HOYLE    PJV        1800       Hoylepond Ops
                9092     SEC      PATENT   NO      YES       64.75    HOYLE    PJV        1800       Hoylepond Ops
                10568    SEC      PATENT   YES     NO        64.75    HOYLE    PJV        2204       Stringer
                12140    SEC      PATENT   YES     NO        64.95    HOYLE    PJV        2102       Wetmore
                12148    SEC      PATENT   YES     YES       16.24    HOYLE    PJV        2102       Wetmore
                12149    SEC      PATENT   YES     YES       16.24    HOYLE    PJV        2102       Wetmore
                12150    SEC      PATENT   YES     YES       16.24    HOYLE    PJV        2102       Wetmore
                12151    SEC      PATENT   YES     YES       16.24    HOYLE    PJV        2102       Wetmore
                13435    SEC      PATENT   YES     NO        64.14    HOYLE    PJV        1800       Hoylepond Ops
                13436    SEC      PATENT   YES     YES       48.56    HOYLE    PJV        2203       Marlhill         active mining
                15125    SEC      PATENT   NO      YES       16.19    HOYLE    PJV        1800       Hoylepond Ops
                15503    SEC      PATENT   NO      YES       16.19    HOYLE    PJV        1800       Hoylepond Ops
                15504    SEC      PATENT   NO      YES       64.75    HOYLE    PJV        2002       Fisher
                16480    SEC      PATENT   YES     YES       62.73    HOYLE    PJV        1800       Hoylepond Ops
                17091    SEC      PATENT   YES     YES       64.75    HOYLE    PJV        1800       Hoylepond Ops    active mining
                17092    SEC      PATENT   YES     YES       64.75    HOYLE    PJV        1800       Hoylepond Ops    active mining
                18797    SEC      PATENT   NO      YES       64.95    HOYLE    PJV        1800       Hoylepond Ops
                22896    SEC      PATENT   YES     YES       32.38    HOYLE    PJV        1800       Hoylepond Ops
                22926    SEC      PATENT   YES     NO        64.55    HOYLE    PJV        1800       Hoylepond Ops
                22931    SEC      PATENT   YES     YES       161.88   HOYLE    PJV        1800       Hoylepond Ops
                24053    SEC      PATENT   NO      YES       64.75    HOYLE    PJV        2201       Marlhill Mine
                24055    SEC      PATENT   YES     NO        64.75    HOYLE    PJV        1800       Hoylepond Ops
                24169    SEC      PATENT   NO      YES       1.6      HOYLE    PJV        1800       Hoylepond Ops
                24182    SEC      PATENT   YES     NO        64.55    HOYLE    PJV        1800       Hoylepond Ops
                24183    SEC      PATENT   YES     NO        64.55    HOYLE    PJV        1800       Hoylepond Ops
                24226    SEC      PATENT   YES     NO        32.38    HOYLE    PJV        1800       Hoylepond Ops

                                   DOME MINE,

                               CLAIM INFORMATION


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                           Page A-11
------------------------------------------------------------------------------------------------------------------------------------

DOME MINE PROPERTY LIST, AS OF FEBRUARY 25, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                   SIZE
TENURE  TENURE   PARCEL    DISTRICT   TYPE     MINING   SURFACE    (HA)      TOWNSHIP  OWNER   PROJECT           COMMENTS
PREFIX  NUMBER   NUMBER                        RIGHTS   RIGHTS                                 NUMBER
------------------------------------------------------------------------------------------------------------------------------------
ED      ED98     2512      SEC        PATENT   YES      YES        7.2       DELORO    PJV     463
HF      HF361    11451     SEC        PATENT   NO       YES        18.29     DELORO    PJV     463        Diepdaume-Sheridan Agree
HF      HF361    11677     SEC        PATENT   NO       YES        16        DELORO    PJV     463
HF      HF390    3877      SEC        PATENT   YES      YES        1.7       DELORO    PJV     463
HF      HF392    2242      SEC        PATENT   YES      NO         6.76      DELORO    PJV     463        Diepdaume-Sheridan Agree
HF      HF393    2243      SEC        PATENT   YES      NO         6.64      DELORO    PJV     463        Diepdaume-Sheridan Agree
HR      HF886    6813      SEC        PATENT   NO       YES        18.37     DELORO    PJV     463
HR      HR1010   13257     SEC        PATENT   YES      NO         1.42      DELORO    PJV     463
HR      HR1104   21494     SEC        PATENT   NO       YES        17.71     DELORO    PJV     463
HR      HR1105   21495     SEC        PATENT   NO       YES        13.96     DELORO    PJV     463
HR      HR1106   21496     SEC        PATENT   NO       YES        16.8      DELORO    PJV     463
HR      HR1304   18695     SEC        PATENT   NO       YES        21.65     DELORO    PJV     463
HR      HR1305   18696     SEC        PATENT   NO       YES        17.6      DELORO    PJV     463
HR      HR826    1248      SEC        PATENT   YES      NO         20.13     DELORO    PJV     463
HR      HR826    24003     SEC        PATENT   NO       YES        20.13     DELORO    PJV     463
HR      HR847A   275       SEC        PATENT   YES      YES        5.06      DELORO    PJV     463
HR      HR888    6813      SEC        PATENT   NO       YES        16.92     DELORO    PJV     463
HR      HR907    3298      SEC        PATENT   YES      NO         14.27     DELORO    PJV     463        Diepdaume-Sheridan Agree
HR      HR908    2440      SEC        PATENT   YES      NO         10.12     DELORO    PJV     463
HR      HR990    12410     SEC        PATENT   YES      NO         14.16     DELORO    PJV     463
HR      HR990    21226     SEC        PATENT   NO       YES        14.16     DELORO    PJV     463
HR      HR992    21490     SEC        PATENT   NO       YES        13.56     DELORO    PJV     463
HS      HS747    15188     SEC        PATENT   YES      YES        15.42     DELORO    PJV     463
HS      HS748    15187     SEC        PATENT   YES      YES        17.89     DELORO    PJV     463
HS      HS749    15189     SEC        PATENT   YES      YES        14.69     DELORO    PJV     463
LO      LO320    2477      SEC        PATENT   YES      YES        14.33     DELORO    PJV     463
LO      LO321    2526      SEC        PATENT   YES      YES        8.98      DELORO    PJV     463
LO      LO322    2527      SEC        PATENT   YES      YES        16.51     DELORO    PJV     463
LO      LO323    12        SEC        PATENT   YES      YES        15.48     DELORO    PJV     463
LO      LO324    3354      SEC        PATENT   YES      NO         4.69      DELORO    PJV     463        Diepdaume-Sheridan Agree
LO      LO325    9729      SEC        PATENT   YES      NO         3.44      DELORO    PJV     463        Diepdaume-Sheridan Agree
LO      LO327    3299      SEC        PATENT   YES      NO         13.03     DELORO    PJV     463        Diepdaume-Sheridan Agree
LO      LO328    3300      SEC        PATENT   YES      NO         12.14     DELORO    PJV     463        Diepdaume-Sheridan Agree
LO      LO338    16760     SEC        PATENT   NO       YES        17.36     DELORO    PJV     463
LO      LO339    16760     SEC        PATENT   NO       YES        27.61     DELORO    PJV     463
LO      LO340    16760     SEC        PATENT   NO       YES        25.5      DELORO    PJV     463
LO      LO341    16760     SEC        PATENT   NO       YES        16.47     DELORO    PJV     463
LO      LO342    16760     SEC        PATENT   NO       YES        21.37     DELORO    PJV     463


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                           Page A-12
------------------------------------------------------------------------------------------------------------------------------------

ME     ME15     2441       SEC     PATENT        YES      YES       17.6    DELORO    PJV       463
ME     ME20     21323      SEC     PATENT        NO       YES       16.9    DELORO    PJV       463
ME     ME21     21323      SEC     PATENT        NO       YES       16.39   DELORO    PJV       463
ME     ME22     23743      SEC     PATENT        NO       YES       16.69   DELORO    PJV       463
ME     ME23     21324      SEC     PATENT        NO       YES       18.11   DELORO    PJV       463
ME     ME29     23743      SEC     PATENT        NO       YES       16.39   DELORO    PJV       463
ME     ME30     23744      SEC     PATENT        NO       YES       17.2    DELORO    PJV       463
ME     ME31     21324      SEC     PATENT        NO       YES       15.88   DELORO    PJV       463
ME     ME54     21325      SEC     PATENT        NO       YES       15.28   DELORO    PJV       463
P      P24475   18730      SEC     PATENT        NO       YES       13.96   DELORO    PJV       463
P      P6429    21269      SEC     PATENT        NO       YES       8.2     DELORO    PJV       463
P      P6563    12412      SEC     PATENT        YES      NO        12.91   DELORO    PJV       463
P      P6563    21228      SEC     PATENT        NO       YES       12.91   DELORO    PJV       463
P      P6564    12411      SEC     PATENT        YES      NO        14.04   DELORO    PJV       463
P      P6564    21227      SEC     PATENT        NO       YES       14.04   DELORO    PJV       463
P      P8141    18710      SEC     PATENT        NO       YES       15.42   DELORO    PJV       463
RSC    RSC177   8282       SEC     PATENT        YES      YES       1.5     DELORO    PJV       463
                24241      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                24242      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                24243      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                24244      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                24245      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                24246      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                24247      SEC     PATENT        NO       YES       16      DELORO    PJV       463       Diepdaume-Sheridan Agree
                688664     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688665     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688677     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688678     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688679     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688688     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688689     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688690     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688698     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688699     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                688700     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                764451     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                764452     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                949059     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                949060     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                949302     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                949303     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                949304     P       UNPATENTED    YES      NO        16      DELORO    PJV       463
                1180716    P       UNPATENTED    YES      NO        112     DELORO    PJV       463


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                           Page A-13
------------------------------------------------------------------------------------------------------------------------------------

                1180846    P     UNPATENTED    YES      NO        48        DELORO         PJV    463
                1180848    P     UNPATENTED    YES      NO        15        DELORO         PJV    463
                1180851    P     UNPATENTED    YES      NO        256       DELORO         PJV    463
                1180855    P     UNPATENTED    YES      NO        144       DELORO         PJV    463
                1189913    P     UNPATENTED    YES      NO        32        DELORO         PJV    463
                1193358    P     UNPATENTED    YES      NO        64        DELORO         PJV    463
                1193359    P     UNPATENTED    YES      NO        16        DELORO         PJV    463
                1201138    P     UNPATENTED    YES      NO        16        DELORO         PJV    463
                1201195    P     UNPATENTED    YES      NO        32        DELORO         PJV    463
                1206931    P     UNPATENTED    YES      NO        48        DELORO         PJV    463
                1207417    P     UNPATENTED    YES      NO        16        DELORO         PJV    463
                1212619    P     UNPATENTED    YES      NO        32        DELORO         PJV    463
                1213181    P     UNPATENTED    YES      NO        16        DELORO         PJV    463
                1213233    P     UNPATENTED    YES      NO        16        DELORO         PJV    463
                1213234    P     UNPATENTED    YES      NO        32        DELORO         PJV    463
                1226410    P     UNPATENTED    YES      NO        16        DELORO         PJV    463
RY    180       1343       LC    LEASE         NO       YES       371.94    Deloro/shaw    PJV    463
HR    HR979     1573       SND   PATENT        NO       YES       0.61      SHAW           PJV    463
HR    HR982     1577       SND   PATENT        NO       YES       0.19      SHAW           PJV    463
HR    HR        1663       SND   PATENT        YES      YES       11.74     SHAW           PJV    463
HR    HR840     1785       SEC   PATENT        YES      YES       13.86     SHAW           PJV    463
HR    HR1031    4409       SEC   PATENT        YES      YES       18.33     SHAW           PJV    463
HR    HR1030    4410       SEC   PATENT        YES      YES       18.97     SHAW           PJV    463       Nighthawk Timber lease
HR    HR1028    5737       SEC   PATENT        YES      YES       18.9      SHAW           PJV    463
P     P18296    5775       SEC   PATENT        YES      YES       18.68     SHAW           PJV    463
HR    HR885     6813       SEC   PATENT        NO       YES       16.67     SHAW           PJV    463
HR    HR887     6813       SEC   PATENT        NO       YES       15.9      SHAW           PJV    463
HR    HR889     6813       SEC   PATENT        NO       YES       15.9      SHAW           PJV    463
HR    HR1038    7443       SEC   PATENT        YES      YES       15.38     SHAW           PJV    463
TC    TC608     7471       SEC   PATENT        YES      YES       17.77     SHAW           PJV    463
TC    TC607     7480       SEC   PATENT        YES      YES       17.32     SHAW           PJV    463
P     P16332    23247      SEC   PATENT        NO       YES       8.38      SHAW           PJV    463
                1213231    P     UNPATENTED    YES      NO        64        SHAW           PJV    463
                1213232    P     UNPATENTED    YES      NO        32        SHAW           PJV    463
                1213573    P     UNPATENTED    YES      NO        32        SHAW           PJV    463
P     P13394    170        W+T   PATENT        YES      YES       16.14     TISDALE        PJV    463
P     P13396    171        W+T   PATENT        YES      YES       16.34     TISDALE        PJV    463
P     P13393    172        W+T   PATENT        YES      YES       16.14     TISDALE        PJV    463
P     P13397    173        W+T   PATENT        YES      YES       16.34     TISDALE        PJV    463
P     P14514    187        SND   PATENT        NO       YES       0.09      TISDALE        PJV    463
P     P13127    249        SND   PATENT        YES      YES       13.91     TISDALE        PJV    463
P     P13181    270        W+T   PATENT        YES      YES       16.14     TISDALE        PJV    463
P     P13177    271        W+T   PATENT        YES      YES       16.14     TISDALE        PJV    463


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                           Page A-14
------------------------------------------------------------------------------------------------------------------------------------

P       P6264     427      W+T   PATENT    YES    NO        15.99      TISDALE       PJV       463       Diepdaume-Sheridan Agree
SWS     SWS946    1447     SND   PATENT    YES    YES       65.56      TISDALE       PJV       463
P       P13562    1503     SND   PATENT    YES    YES       16.04      TISDALE       PJV       463
P       P13563    1504     SND   PATENT    YES    YES       16.04      TISDALE       PJV       463
P       P13166    1522     SND   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P13165    1523     SND   PATENT    YES    YES       16.24      TISDALE       PJV       463
P       P13164    1524     SND   PATENT    YES    YES       16.24      TISDALE       PJV       463
P       P13108    1589     W+T   PATENT    NO     YES       16.19      TISDALE       PJV       463
P       P13420    1611     SND   PATENT    YES    YES       16.14      TISDALE       PJV       463
TEM     TEM299    1831     W+T   PATENT    YES    YES       48.56      TISDALE       PJV       463
P       P9362     1843     W+T   PATENT    YES    YES       16.34      TISDALE       PJV       463
P       P13581    1893     SND   PATENT    NO     YES       15.95      TISDALE       PJV       463
SWS     SWS1009   2766     SWS   PATENT    YES    YES       64.95      TISDALE       PJV       463
P       P14136    2894     W+T   PATENT    NO     YES       16.34      TISDALE       PJV       463
P       P12864A   3181     SWS   PATENT    YES    YES       15.94      TISDALE       PJV       463
P       P12866    3182     SWS   PATENT    YES    YES       15.94      TISDALE       PJV       463
P       P13190    3183     SWS   PATENT    YES    NO        15.95      TISDALE       PJV       463
TEM     TEM299    3217     W+T   PATENT    YES    NO                   TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13423    3218     W+T   PATENT    YES    NO        16.19      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13188    3229     SWS   PATENT    YES    YES                  TISDALE       PJV       463
P       13188     3229     W+T   P         YES    YES       15.94      TISDALE       PJV       463
P       P12986    3230     SWS   PATENT    YES    YES       15.94      TISDALE       PJV       463
P       P12864    3231     SWS   PATENT    YES    YES       15.94      TISDALE       PJV       463
P       P13119    3290     SWS   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P13128    3327     SWS   PATENT    YES    YES       10.36      TISDALE       PJV       463
P       P13127    3328     SWS   PATENT    YES    YES       13.91      TISDALE       PJV       463
P       P13129    3329     SWS   PATENT    YES    YES       12.67      TISDALE       PJV       463
P       P13402    3362     SWS   PATENT    YES    YES       16.19      TISDALE       PJV       463
P       P13931    3364     SWS   PATENT    YES    YES       16.19      TISDALE       PJV       463
SWS     SWS671    3367     W+T   PATENT    NO     YES       63.99      TISDALE       PJV       463
P       P13403    3369     SWS   PATENT    YES    YES       16.19      TISDALE       PJV       463
P       P13126    3386     SWS   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P13125    3460     W+T   PATENT    YES    NO        16.04      TISDALE       PJV       463
P       P13125    3465     W+T   PATENT    NO     YES       16.04      TISDALE       PJV       463
P       P13150    3587     W+T   PATENT    YES    NO        15.99      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13118    3762     W+T   PATENT    YES    YES       16.14      TISDALE       PJV       463
P       P237      3763     W+T   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P13192    4137     SWS   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P12985    4138     SWS   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P13187    4139     SWS   PATENT    YES    YES       16.09      TISDALE       PJV       463
P       P13191    4140     SWS   PATENT    YES    YES       15.99      TISDALE       PJV       463
P       P12984    4141     SWS   PATENT    YES    YES       15.99      TISDALE       PJV       463
P       SWS13120  4202     SWS   PATENT    YES    YES       16.24      TISDALE       PJV       463


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                           Page A-15
------------------------------------------------------------------------------------------------------------------------------------

SWS     SWS1501    4310      SWS   PATENT   YES    NO     16.34      TISDALE       PJV       463
SWS     SWS1503    4311      SWS   PATENT   YES    NO     16.34      TISDALE       PJV       463
SWS     SWS1504    4312      SWS   PATENT   YES    NO     16.34      TISDALE       PJV       463
SWS     SWS1505    4313      SWS   PATENT   YES    NO     16.34      TISDALE       PJV       463
SWS     SWS1506    4314      SWS   PATENT   YES    NO     16.34      TISDALE       PJV       463
SWS     SWS1508    4315      SWS   PATENT   YES    NO     16.34      TISDALE       PJV       463
SWS     SWS671     4393      W+T   PATENT   YES    YES    63.99      TISDALE       PJV       463
P       P14115     4454      SWS   PATENT   YES    YES    16.39      TISDALE       PJV       463
P       P14114     4455      SWS   PATENT   YES    YES    16.39      TISDALE       PJV       463
P       P14086     4456      SWS   PATENT   YES    YES    16.39      TISDALE       PJV       463
COCH    COCH1788   4531      W+T   PATENT   YES    NO     7.87       TISDALE       PJV       463
ME      ME4        4532      W+T   PATENT   NO     YES               TISDALE       PJV       463
COCH    COCH1788   4622      W+T   PATENT   NO     YES    7.87       TISDALE       PJV       463
P       P13190     4675      W+T   PATENT   YES    YES    15.95      TISDALE       PJV       463
P       P12971     4765      W+T   PATENT   YES    NO     15.91      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13127     5130      W+T   PATENT   YES    YES    13.91      TISDALE       PJV       463
P       P13848     5145      W+T   PATENT   NO     YES    1.3        TISDALE       PJV       463
                   5253      W+T   PATENT                            TISDALE       PJV       463
ME      ME4        7416      W+T   PATENT   YES    NO     18.21      TISDALE       PJV       463       Diepdaume-Sheridan Agree
                   7913      W+T   PATENT   NO     YES    15.99      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P6264      7914      W+T   PATENT   NO     YES    15.99      TISDALE       PJV       463
P       P13149     7915      W+T   PATENT   NO     YES    15.99      TISDALE       PJV       463
P       P13398     8005      W+T   PATENT   YES    YES    16.19      TISDALE       PJV       463
P       P13399     8005      W+T   PATENT   YES    YES    16.39      TISDALE       PJV       463
                                                                                                       Falconbridge - Temiskaming

P       P13198     8247      W+T   PATENT   YES    YES    16.04      TISDALE       PJV       463       Claims
                                                                                                       Falconbridge - Temiskaming

P       P13189     8248      W+T   PATENT   YES    YES    16.09      TISDALE       PJV       463       Claims
                                                                                                       Falconbridge - Temiskaming

P       P13197     8249      W+T   PATENT   YES    YES    16.09      TISDALE       PJV       463       Claims
SWS     SWS956     9201      W+T   PATENT   YES    NO     64.55      TISDALE       PJV       463
P       P13776     11380     W+T   PATENT   YES    NO     15.99      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13151     11381     W+T   PATENT   YES    NO     16.03      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13152     11382     W+T   PATENT   YES    NO     15.99      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13149     11383     W+T   PATENT   YES    NO     15.99      TISDALE       PJV       463       Diepdaume-Sheridan Agree
P       P13176     11621     W+T   PATENT   NO     YES    16.09      TISDALE       PJV       463
P       P13310     11622     W+T   PATENT   NO     YES    16.14      TISDALE       PJV       463
P       P13309     11623     W+T   PATENT   NO     YES    16.14      TISDALE       PJV       463
P       P13614     11624     W+T   PATENT   NO     YES    16.14      TISDALE       PJV       463
                   12347     W+T   PATENT                            TISDALE       PJV       463
TEM     TEM299     13429     W+T   PATENT                            TISDALE       PJV       463
P       P13423     13430     W+T   PATENT   YES    NO     16.19      TISDALE       PJV       463
COCH    COCH1788   13431     W+T   PATENT   YES    NO     7.87       TISDALE       PJV       463
ME      ME4        13432     W+T   PATENT   YES    NO                TISDALE       PJV       463


                                                                                                       Appendix 1 - Pamour Property,
                                                                                                                   Claim Information
                                                                                                                           Page A-16
------------------------------------------------------------------------------------------------------------------------------------

SWS    SWS250       14036      W+T     PATENT        NO    YES       64.75      TISDALE  PJV   463
P      P331         14036      W+T     PATENT        NO    YES       16.19      TISDALE  PJV   463
P      P6262        14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P8607        14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13085       14036      W+T     PATENT        NO    YES       16.19      TISDALE  PJV   463
P      P13089       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13134       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13137       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13140       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13159       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13160       14036      W+T     PATENT        NO    YES       16.19      TISDALE  PJV   463
P      P13600       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
P      P13601       14036      W+T     PATENT        NO    YES       15.99      TISDALE  PJV   463
                    14178      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14179      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14180      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14181      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14182      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14183      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14184      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14185      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    14186      W+T     PATENT        NO    YES                  TISDALE  PJV   463      Diepdaume-Sheridan Agree
                    1212646    P       UNPATENTED    YES   NO        16         TISDALE  PJV   463
TEM    TEM7194      2245       W+T     PATENT        YES   YES       230.47     WHITNEY  PJV   463
TEM    TEM7194      2245       W+T     PATENT        YES   YES                  WHITNEY  PJV   463
TEM    EM980        5445       W+T     PATENT        NO    YES       7.69       WHITNEY  PJV   463
TEM    TEM981       5445       W+T     PATENT        NO    YES       1.21       WHITNEY  PJV   463
SWS    SWS2053      5445       W+T     PATENT        NO    YES       7.53       WHITNEY  PJV   463
P      P6408        5445       W+T     PATENT        NO    YES       11.96      WHITNEY  PJV   463
SND    SND953       5945       W+T     PATENT        YES   NO        64.75      WHITNEY  PJV   463
P      P13138       13923      W+T     PATENT        NO    YES       8.9        WHITNEY  PJV   463
P      P13139       13923      W+T     PATENT        NO    YES       15.99      WHITNEY  PJV   463
                    1240737    P       UNPATENTED    YES   NO        16         WHITNEY  PJV   463
                    1240738    P       UNPATENTED    YES   NO        16         WHITNEY  PJV   463

                                   APPENDIX 2

                         CERTIFICATE & CONSENT LETTERS

                                                                       Page A-18
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT

      TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MINING ASSETS OF

                            PORCUPINE JOINT VENTURE


I, Jean-Francois Couture, residing at 59 Tiverton Avenue, Toronto, Ontario, Canada do hereby certify that:

1. I am a Principal Geologist with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at 357 Bay Street, Suite 602, Toronto Ontario M5H 2T7 CANADA.

2. I am a graduate of the Universite Laval in Quebec City with a BSc. in Geology in 1982, an MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Universite du Quebec a Chicoutimi in 1986 and 1994, respectively, and have practiced my profession continuously since 1982.

3. I am a fellow with the Geological Association of Canada and a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197).

4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Kinross Gold Corporation, or Placer Dome Inc.

5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.      I, as the qualified person, am independent of the issuer as defined in
        Section 1.5 of National Instrument 43-101.

7. I have not had any prior involvement with any property that is subject to the technical report.

8. I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9. Steffen Robertson and Kirsten (Canada) Inc. supported by Steffen Robertson and Kirsten (US) Inc. was retained by Kinross Gold Corporation to prepare an Independent Technical Report on the Porcupine Joint Venture in accordance with National Instrument 43-101. The following report is based on our review of project files, operations data, discussions with Kinross and Placer Dome personnel, and discussions with other SRK employees who visited the mine sites in 2001.

10.     I have visited the Dome and Hoyle Pond Mines between February 24 and 28,
        2003.

11.     I was a co-author of the report.

12. I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

                                                "SEAL"

                                                "Jean-Francois Couture"

         Toronto, Ontario CANADA                Jean-Francois Couture, Ph.D.,
         Principal Geologist                    P.Geo March 28, 2002

                                                                       Page A-19
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT

      TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MINING ASSETS OF

                            PORCUPINE JOINT VENTURE

I, William F. Tanaka, residing at 318 Wright Street, Lakewood, Colorado 80228 USA do hereby certify that:

1. I am a Principal Geological Engineer with the firm of Steffen Robertson and Kirsten (US) Inc. (SRK) with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2. I am a graduate of the Colorado School of Mines with a BSc. in Geological Engineering,, and have practiced my profession continuously since 1984;

3. I am a member of the Australasian Institute of Mining and Metallurgy (AUSIMM) and of the Society of Mining Engineers (SME);

4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Kinross Gold Corporation, or Placer Dome, Inc

5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.      I, as the qualified person, am independent of the issuer as defined in
        Section 1.5 of National Instrument 43-101.

7. I have not had any prior involvement with any property that is subject to the technical report.

8. I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9. Steffen Robertson and Kirsten (Canada) Inc. supported by Steffen Robertson and Kirsten (US) Inc. was retained by Kinross Gold Corporation to prepare an Independent Technical Report on the Porcupine Joint Venture in accordance with National Instrument 43-101. The following report is based on our review of project files, operations data, discussions with Kinross and Placer Dome personnel, and discussions with other SRK employees who visited the mine sites in 2001.

10.     I was a co-author of the report.

11. I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

                                                "SEAL"

                                                "William F. Tanaka"

         Denver, Colorado, USA                  William F. Tanaka
         March 28, 2002                         Principal Geologic Engineer

                                                                       Page A-20
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT

      TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MINING ASSETS OF

                            PORCUPINE JOINT VENTURE

I, Robert Crepeau, residing at 68 Pierret Street, Val D'Or, Qc, Canada do hereby certify that:

1. I am an Associate Geological Engineer with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at 357 Bay Street, Suite 602, Toronto Ontario M5H 2T7 CANADA.

2. I am a graduate of Ecole Polytechnique de Montreal with a BSca. in Geological Engineering, and have practiced my profession continuously since 1978;

3.      I am a member of Ordre des Ingenieur du Quebec;

4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Kinross Gold Corporation, or Placer Dome Inc.

5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.      I, as the qualified person, am independent of the issuer as defined in
        Section 1.5 of National Instrument 43-101.

7. I have not had any prior involvement with any property that is subject to the technical report.

8. I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9. Steffen Robertson and Kirsten (Canada) Inc. supported by Steffen Robertson and Kirsten (US) Inc. was retained by Kinross Gold Corporation to prepare an Independent Technical Report on the Porcupine Joint Venture in accordance with National Instrument 43-101. The following report is based on our review of project files, operations data, discussions with Kinross and Placer Dome personnel, and discussions with other SRK employees who visited the mine sites in 2001.

10.     I was a co-author of the report.

11. I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

                                            "SEAL"

                                            "Robert Crepeau"

         Toronto, Ontario CANADA            Robert Crepeau , P. Eng
         March 28, 2002

                                                                       Page A-21
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT

      TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MINING ASSETS OF

                            PORCUPINE JOINT VENTURE

I, Nicholas Michael, residing at 6200 South Vivian St., Littleton Colorado 80127 USA do hereby certify that:

1. I am a Senior Mineral Economist with the firm of Steffen Robertson and Kirsten (US) Inc. (SRK) with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2. I am a graduate of the Colorado School of Mines with a BSc. in Mining Engineering, MBA. from Willamette University, Geo. H Atkinson Graduate School of Management in 1986, and have practiced my profession continuously since 1987;

3.      I am a member of the Society of Mining Engineers (SME);

4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Kinross Gold Corporation, or Placer Dome, Inc

5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.      I, as the qualified person, am independent of the issuer as defined in
        Section 1.5 of National Instrument 43-101.

7. I have not had any prior involvement with any property that is subject to the technical report.

8. I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9. Steffen Robertson and Kirsten (Canada) Inc. supported by Steffen Robertson and Kirsten (US) Inc. was retained by Kinross Gold Corporation to prepare an Independent Technical Report on the Porcupine Joint Venture in accordance with National Instrument 43-101. The following report is based on our review of project files, operations data, discussions with Kinross and Placer Dome personnel, and discussions with other SRK employees who visited the mine sites in 2001.

10.     I was a co-author of the report.

11. I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

                                                    "SEAL"

                                                    "Nicholas Michael"



         Denver, Colorado, USA                      Nicholas Michael, MBA
         March 28, 2002                             Senior Mining Engineer

                                                                       Page A-22
--------------------------------------------------------------------------------

                             CERTIFICATE AND CONSENT

      TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MINING ASSETS OF

                            PORCUPINE JOINT VENTURE

I, Tim Mosey, residing at 7162 South Silverhorn Drive, Evergreen, Colorado 80439, USA do hereby certify that:

1. I am a Senior Mining/Geological Engineer with the firm of Steffen Robertson and Kirsten (US) Inc. (SRK) with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2. I am a graduate of the South Dakota School of Mines with a BSc. in Geological Engineering and the Colorado School of Mines with a MSc. in Mining Engineering, and have practiced my profession continuously since 1988;

3.      I am a member of the Society of Mining Engineers (SME);

4. I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Kinross Gold Corporation, or Placer Dome, Inc

5. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

6.      I, as the qualified person, am independent of the issuer as defined in
        Section 1.5 of National Instrument 43-101.

7. I have not had any prior involvement with any property that is subject to the technical report.

8. I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9. Steffen Robertson and Kirsten (Canada) Inc. supported by Steffen Robertson and Kirsten (US) Inc. was retained by Kinross Gold Corporation to prepare an Independent Technical Report on the Porcupine Joint Venture in accordance with National Instrument 43-101. The following report is based on our review of project files, operations data, discussions with Kinross and Placer Dome personnel, and discussions with other SRK employees who visited the mine sites in 2001.

10.     I was a co-author of the report.

11. I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

                                                "SEAL"

                                                "Tim Mosey"

         Denver, Colorado, USA                  Tim Mosey
         March 28, 2002                         Sr. Geological/Mining Engineer